As filed with the Securities and Exchange Commission on February 6, 2012

File Nos. 333-177543

811-03457

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-4

REGISTRATION STATEMENT UNDER
SECURITIES ACT OF 1933	☒

Pre-Effective Amendment No. 1	☒
Post-Effective Amendment No.	☐

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940	☒

Amendment No. 95	☒

Penn Mutual Variable Annuity Account III

(Exact Name of Registrant)

THE PENN MUTUAL LIFE INSURANCE COMPANY

(Name of Depositor)

600 Dresher Road

Horsham, Pennsylvania 19044

(Address of Principal Executive Offices of Depositor)

Depositor’s Telephone Number: 215-956-8000

Susan T. Deakins

Vice President and Chief Actuary

The Penn Mutual Life Insurance Company

600 Dresher Road

Horsham, Pennsylvania 19044

(Name and Address of Agent for Service)

Copy to:

Michael Berenson

Morgan, Lewis & Bockius LLP

1111 Pennsylvania Avenue, N.W.

Washington, D.C. 20004

Title of Securities Being Registered:    Individual Variable Annuity Contracts – Flexible Purchase Payments.

Approximate Date of Proposed Public Offering: As soon as practicable after the effective date of this Registration Statement.

The Registrant hereby agrees to amend this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), shall determine.

SUBJECT TO COMPLETION

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY JURISDICTION WHERE THE OFFER OR SALE IS NOT PERMITTED.

Prospectus – May 1, 2012

Individual Variable and Fixed Deferred Annuity Contract - Flexible Purchase Payments

SMART FOUNDATION VARIABLE ANNUITY PROSPECTUS

Penn Mutual Variable Annuity Account III

The Penn Mutual Life Insurance Company

Philadelphia, Pennsylvania 19172 — Telephone (800) 523-0650

This prospectus describes an Individual Variable and Fixed Deferred Annuity with Flexible Purchase Payments contract (“Contract”) issued by The Penn Mutual Life Insurance Company (“Penn Mutual”, the “Company”, “we”, “us”, or “our”). The prospectus contains information that the Contract Owner (“you”) should know before purchasing a Contract. Please read it carefully and save it for future reference.

The Contract is an agreement between you and Penn Mutual. You agree to make one or more payments to us and we agree to make annuity and other payments to you at a future date.

You choose between three available options of the Base Contract, which have different surrender periods and charges, and different ongoing Mortality and Expense Risk Charges.

A glossary of terms which defines important items that are referenced throughout the prospectus has been included for your convenience and can be found on page 9.

The basic Contract (“Base Contract”):

•	is an individual annuity and is not available as a group contract;

•

has a variable component, which means that there are multiple investment options available, and your Variable Account Value will be based upon your individual investment experience (see “Investment Options” on page 33);

•

has a fixed component, which means that your Fixed Account Value will be based on Purchase Payments accumulated with an interest rate which will vary, but will never be less than a guaranteed minimum rate (the guaranteed rate is determined at Contract issue and stays the same for the life of the Contract and will be in the range of 1%-3%);

•	is a deferred annuity, which means that the regular Annuity Payments do not start immediately;

•	allows for Flexible Purchase Payments, which means that multiple Purchase Payments may be made on or after the Contract Date, subject to certain restrictions;

•

is tax-deferred, which means that you will not pay income taxes until we begin to make annuity payments to you, or you take withdrawals from the Contract, or until the death benefit is paid to your Beneficiary(ies);

•	allows you to choose among the Fixed Annuitization Options that can guarantee income payments for a specified period or for the lifetime of the Annuitant(s);

•	provides the Free Withdrawal Amount allowance each Contract Year;

•	includes a Standard Death Benefit;

•

offers a selection of optional benefits including the Guaranteed Growth and Income Benefit, Enhanced Death Benefit , and Guaranteed Minimum Accumulation Benefit (there is an additional charge for each of these optional benefits, and there may be limitations on your investment options with the presence of any of the optional benefits). For information on the optional benefits’ features, please see the “Optional Benefits” section on page 66 of this prospectus.

The Contract will be terminated by the Company if a withdrawal (or deduction of fees or charges) (1) brings the Contract Value to zero, or (2) results in the amount remaining in the Contract to be less than the required Minimum Remaining Balance, or (3) results in less than $250 remaining in any Subaccount or Fixed Interest Option (unless the Guaranteed Growth and Income Benefit is present -see “Guaranteed Growth and Income Benefit” on page 80). Please see “Withdrawals Treated as Surrenders” on page 44 for more details.

We also reserve the right to terminate the Contract and any applicable Death Benefit by initiating a payment of the Surrender Value to you, if there are no Purchase Payments made during the two most recent Contract Years, and the Contract Value is less than $1,000 (unless the Guaranteed Growth and Income Benefit is present).

The Securities and Exchange Commission has not approved or disapproved these securities or determined whether this prospectus is truthful or complete. It is a crime for anyone to tell you otherwise.

The Contract is not suitable for short-term investment. You may pay a surrender charge of up to 8% on early withdrawals. If you withdraw money before age 59 1/2, you may be subject to a 10% additional federal income tax. The Contract is not a bank deposit and is not federally insured or guaranteed by the Federal Deposit Insurance Corporation or any other federal government agency. An investment in this Contract involves investment risk including the possible loss of principal.

Contract expenses for annuity contracts that credit a purchase payment enhancement (Smart Foundation Plus Base Contract Option) are higher than other annuity contracts offered by Penn Mutual without a purchase payment enhancement feature. The benefit of the purchase payment enhancement may be more than offset by the higher expenses, relative to other annuity contract options we offer, if withdrawals are made in the early years of the Contract.

You may return your Contract within ten days of receipt for a full refund of the Contract Value (or Purchase Payments, if required by state law). Longer right to review periods apply in some states. Your Purchase Payment will be allocated to the Subaccounts you have selected on the date we issue your Contract. To return your Contract, simply deliver or mail it to our office or to our representative who delivered the Contract to you. The date of the cancellation will be the date we receive your Contract.

You may obtain a Statement of Additional Information, dated May 1, 2012, from us free of charge by writing The Penn Mutual Life Insurance Company, Attn: SAI Request, Philadelphia, PA 19172 or by visiting our web site at www.pennmutual.com. You can also call us at (800) 523-0650. The Statement of Additional Information contains more information about the Contract. It is filed with the Securities and Exchange Commission (the “Commission”), and we incorporate it by reference into this prospectus. The table of contents of the Statement of Additional Information is on page 118 of this prospectus.

The Commission maintains a web site (http://www.sec.gov) that contains this prospectus, the Statement of Additional Information, material incorporated by reference, and other information regarding registrants that file electronically with the Commission.

Please read this prospectus before investing and keep it for future reference. It contains important information about your annuity and The Penn Mutual Life Insurance Company that you should know before investing. This prospectus is not an offering in any state, country, or jurisdiction in which we are not authorized to sell the Contracts.

Under the variable component of the Contract, you may direct us to invest your payments in one or more of the following underlying funds (the “Funds”) through Penn Mutual Variable Annuity Account III (the “Separate Account”).

INVESTMENT OPTIONS AVAILABLE UNDER THE CONTRACT

Independence Capital Management, Inc.

Money Market Fund

Limited Maturity Bond Fund

Quality Bond Fund

Balanced Fund

Aggressive Allocation Fund

Moderately Aggressive Allocation Fund

Moderate Allocation Fund

Moderately Conservative Allocation Fund

Conservative Allocation Fund

T. Rowe Price Associates, Inc.

High Yield Bond Fund

Flexibly Managed Fund

Large Growth Stock Fund

Turner Investments, L.P.

Large Cap Growth Fund

Mid Cap Growth Fund

Wells Capital Management Inc.

Large Core Growth Fund

SMID Cap Growth Fund

OppenheimerFunds, Inc.

Large Cap Value Fund

Eaton Vance Management

Large Core Value Fund

SSgA Funds Management, Inc.

Index 500 Fund

Small Cap Index Fund

Developed International Index Fund

Neuberger Berman Management LLC

Mid Cap Value Fund

Lord, Abbett & Co. LLC

Mid Core Value Fund

AllianceBernstein L.P.

SMID Cap Value Fund

Allianz Global Investors Capital LLC

Small Cap Growth Fund

Goldman Sachs Asset Management, L.P.

Small Cap Value Fund

Vontobel Asset Management, Inc.

International Equity Fund

Morgan Stanley Investment Management Inc.

Emerging Markets Equity Fund

Cohen & Steers Capital Management Inc.

Real Estate Securities Fund

A prospectus for each of these Funds accompanies this prospectus.

We may add, substitute or remove investment options in the future.

Information about the Fixed Account available with your Contract can be found on page 37 of this prospectus.

If your Contract includes any optional benefits, it may be subject to restrictions on allocations to and transfers among certain Subaccounts. For more information on these restrictions, see the Investment Allocation Options subsection under the applicable optional benefit section of this prospectus.

Variable annuity contracts are complex insurance and investment vehicles. Before you invest, be sure to ask your registered representative about the Contract’s features, benefits, risks and fees and whether the Contract is appropriate for you based upon your financial situation and objectives.

GLOSSARY

General Definitions

Accumulation Period: A period that begins with your first Purchase Payment and ends on the Annuity Date.

Accumulation Unit: A unit of measure used to compute the Variable Account Value under the Contract prior to the Annuity Date.

Administrative Office: The Penn Mutual Life Insurance Company, Administrative Office, 600 Dresher Road, Horsham, Pennsylvania 19044.

Actual Age: True calendar age in exact years (including partial year).

Age Nearest Birthday: Age rounded to nearest whole number of years.

Annuitant: The individual named in the Contract whose lifetime is used as a measuring life for all annuity options, benefits and features.

Annuitization: The process by which you convert your Contract Value into a stream of regular income payments.

Annuity Date: The date on which annuity payments begin, and the Contract transitions from the accumulation phase to the annuitization (income) phase. The date annuity payments are scheduled to begin is shown in the Contract and will never be later than the maximum maturity date set by state law.

Annuity Payout Period: The period of time, starting on the Annuity Date, during which we make annuity payments.

Base Contract: The Contract without optional benefits, available in any of the three Base Contract Options.

Base Contract Option: Smart Foundation, Smart Foundation Flex or Smart Foundation Plus option of the Base Contract that varies by Surrender Charge Period provisions and whether the Purchase Payment Enhancement feature is present, elected at Contract issue.

Beneficiary: The person(s) named by the Contract Owner to receive the death benefit payable upon the death of the Contract Owner or Annuitant.

Code: The Internal Revenue Code of 1986, as amended.

Contingent Annuitant: The individual designated by the Contract Owner and named in the Contract who will become the Annuitant in the event that the Annuitant dies before the Contract is terminated or annuitized.

Contract: The combination variable and fixed annuity Contract described in this prospectus.

Contract Anniversary: Any subsequent anniversary date of the Contract Date.

Contract Date: The date the Contract is issued.

Contract Owner or Owner: The person or entity, named in the Contract, unless amended by any subsequent change in ownership, entitled to exercise all of the ownership rights under the Contract.

Contract Value: The sum of the Variable Account Value and the Fixed Account Value.

Contract Year: The time period between Contract Anniversaries; the first Contract Year runs from the Contract Date to the first Contract Anniversary.

Fixed Account: The account in which amounts are held for the Contract under all Fixed Account Options prior to the Annuity Date.

Fixed Account Value: The value of the amounts held in all Fixed Account Options of the Fixed Account for this Contract.

Free Withdrawal Amount: The amount, expressed as a percentage of Purchase Payments, a Contract Owner may withdraw each year during the Surrender Charge Period without incurring a Surrender Charge.

Initial Purchase Payment: The sum of all deposits made into the Contract on the Contract Date.

Interest Period: The period of time for which a Fixed Account interest rate declared by the Company is guaranteed. The period begins on a specified day of the calendar month in which the allocation or transfer is made, as declared by the Company.

Joint Annuitant: The individual other than the Annuitant (as designated in the Contract) whose lifetime is also used as a measuring life for all annuity options, benefits and features.

Monthly Anniversary: The same day of each month as the Contract anniversary date; if there is no corresponding date in the month, the Monthly Anniversary date will be the last date of such month.

Non-Qualified Contract: A non-qualified annuity is not part of an employer provided retirement program and may be purchased by any individual or entity; contributions to non-qualified annuities are made with after-tax dollars.

Purchase Payment: Any deposit made into the Contract.

Purchase Payment Enhancement: An amount credited to the Contract Value when a Purchase Payment is made under the Smart Foundation Plus Base Contract Option. The amount credited is considered earnings in the Contract.

Qualified Contract: A qualified annuity is purchased as part of, or in conjunction with, an employer provided retirement plan such as a defined benefit pension plan or an individual retirement arrangement such as an Individual Retirement Annuity (IRA).

Separate Account: Penn Mutual Variable Annuity Account III, a separate account of The Penn Mutual Life Insurance Company that is registered with the Securities and Exchange Commission as a unit investment trust under the Investment Company Act of 1940.

Spousal Step-In: Under Code Section 72(s), upon Contract Owner’s death, a spouse who is sole primary Beneficiary of a Contract may take the Contract as their own.

Subaccount: A division of the Separate Account which holds shares of the Funds.

Subsequent Purchase Payment: Any deposit made into the Contract after the Contract Date.

Surrender Charge: A fee imposed as a percentage of the amount withdrawn in excess of the Free Withdrawal Amount for the Contract Year during the Surrender Charge Period.

Surrender Charge Basis: The sum of all Purchase Payments not yet withdrawn.

Surrender Charge Period: The number of Contract Years during which a Purchase Payment is subject to a Surrender Charge.

Surrender Value: Contract Value less any charges and fees imposed upon surrender.

Variable Account: The account under which amounts are held for the Contract Owner under all Subaccounts prior to the Annuity Date.

Variable Account Value: The sum of the values of the Accumulation Units held in the Subaccounts for this Contract.

Valuation Period: The period from one valuation of Separate Account assets to the next. Valuation is performed on each day the New York Stock Exchange is open for trading.

We or Us: A reference to “we” or “us” denotes The Penn Mutual Life Insurance Company, also referred to in this prospectus as Penn Mutual or the Company.

You: A reference to “you” denotes the Contract Owner or prospective Contract Owner.

Optional Benefits Definitions

Age-Banded Lifetime Withdrawal Rate: The percentage applied to the Withdrawal Benefit Base (based on the age of the younger Covered Life) to determine the Guaranteed Annual Withdrawal Amount under the Lifetime Withdrawal Guarantee provided by the Guaranteed Growth and Income Benefit Rider.

Covered Life: Person designated in the Contract upon whose age/lifetime the features and benefits of the Rider are based.

Death Benefit Enhancement: The amount by which the Enhanced Death Benefit Base exceeds the Standard Death Benefit payable under the Contract.

Deferral Phase: The period prior to the exercise of withdrawals under the Lifetime Withdrawal Guarantee of the Guaranteed Growth and Income Benefit Rider.

Early Access Withdrawal Option: An option which allows you to take withdrawals during the Deferral Phase which do not initiate the Withdrawal Phase under the Guaranteed Growth and Income Benefit Rider.

Enhanced Death Benefit Base: The value used to determine the amount of the Death Benefit Enhancement.

Enhanced Death Benefit Rider: Optional benefit that may be added to your Contract which provides for the payment of the Death Benefit Enhancement in addition to the Standard Death Benefit.

Excess Withdrawal: Any withdrawal during the Withdrawal Phase in excess of the Guaranteed Annual Withdrawal Amount under the Guaranteed Growth and Income Benefit Rider.

Guaranteed Annual Withdrawal Amount: The annual amount you may withdraw under the Guaranteed Growth and Income Benefit Rider and based on the amount of the Withdrawal Benefit Base and the Age-Banded Lifetime Withdrawal Rate that applies for the Covered Life(ves) at that time.

Guaranteed Growth and Income Benefit Rider: Optional benefit that may be added to your Contract which provides for a guaranteed lifetime withdrawal benefit.

Guaranteed Minimum Accumulation Benefit Rider: Optional benefit that may be added to your Contract which provides for return of minimum value at the end of the Benefit Period.

Guaranteed Minimum Accumulation Benefit Base: The amount used to determine the minimum value returned at the end of the Benefit Period under the Guaranteed Minimum Accumulation Benefit Rider.

Joint Life Guarantee: Type of optional benefit that is added to the Contract at issue which designates that the features and benefits of the Rider will cover two Covered Lives, specified at Contract Issue.

Lifetime Withdrawal: Withdrawals available under the Lifetime Withdrawal Guarantee of the Guaranteed Growth and Income Benefit Rider that provides Guaranteed Annual Withdrawal Amounts for the lifetime(s) of the Covered Life(ves).

Lifetime Withdrawal Guarantee: Provides Guaranteed Annual Withdrawal Amounts for the lifetime(s) of the Covered Life(ves) under the Guaranteed Growth and Income Benefit Rider.

Rider Effective Date: The date the Rider becomes effective.

Rider: Optional benefit (or combination of benefits) that adds to, alters, or amends the Contract to provide additional features to the Base Contract – currently available Riders are the Enhanced Death Benefit, Guaranteed Growth and Income Benefit Rider, and Guaranteed Minimum Accumulation Benefit.

Single Life Guarantee: Type of optional benefit that is added to the Contract at issue which designates that the features and benefits of the Rider will cover one Covered Life, specified at Contract Issue.

Step-Up: An increase in the Withdrawal Benefit Base, the Enhanced Death Benefit Base, or the Guaranteed Minimum Accumulation Benefit Base to an amount equal to 100% of the Contract Value, determined on the applicable Contract Anniversary.

Withdrawal Benefit Base: The amount used to determine the Guaranteed Annual Withdrawal Amount under the Guaranteed Growth and Income Benefit Rider.

Withdrawal Phase: The period during which withdrawals are taken under the Lifetime Withdrawal Guarantee of the Guaranteed Growth and Income Benefit Rider.

FEE TABLES

The following tables describe the fees and expenses that you will pay when buying, owning, and surrendering the Contract. For more information, please see the “Fees and Expenses” section of this prospectus on page 39.

The first table describes the fees and expenses that you will pay at the time that you purchase the Contract, surrender the Contract, or transfer contract value between Subaccounts. State premium taxes may also be deducted1.

CONTRACT OWNER TRANSACTION EXPENSES

Sales Load Imposed on Purchase Payments			None

Maximum Transfer Fee			$20	[2]

Maximum Surrender Charges[3]

Number of full years since Purchase Payment	Base Contract Option
	Smart Foundation	Smart Foundation Flex	Smart Foundation Plus
0	8.0%	8.0%	8.0%

1	7.0%	7.0%	8.0%

2	6.0%	6.0%	8.0%

3	5.0%	5.0%	7.0%

4	4.0%	0.0%	6.0%

5	3.0%	0.0%	5.0%

6	1.5%	0.0%	4.0%

7	0.0%	0.0%	3.0%

8	0.0%	0.0%	2.0%

9	0.0%	0.0%	0.0%

[1]	As of the date of this prospectus state premium taxes range from 0% to 3.5%.
[2]

As of the date of this prospectus, the Transfer Fee is $0. The Company reserves the right to restrict frequency of transfers or market timing at its sole discretion, and to impose a transfer fee in the future. The transfer fee would not exceed $20.

[3]	Surrender Charges are expressed as a percentage of the amount of the Purchase Payment surrendered and may vary by state.

The next table describes the fees and expenses that you will pay periodically during the time that you own the Contract, not including Fund fees and expenses.

CONTRACT OWNER PERIODIC EXPENSES

Maximum Annual Contract Administration Charge			$40	[1]

Separate Account Annual Expenses (as a percentage of Variable Account Value)
	Base Contract Option
	Smart Foundation	Smart Foundation Flex	Smart Foundation Plus
Mortality and Expense Risk Charge[2]	1.25%	1.50%	1.45%

Asset Based Contract Administration Charge	0.15%	0.15%	0.15%

Total Separate Account Annual Expenses[3]	1.40%	1.65%	1.60%

Maximum Rider Charges (may vary by state)

Guaranteed Growth and Income Benefit	2.00%[4]

Enhanced Death Benefit	0.75%[5]

Guaranteed Minimum Accumulation Benefit	1.00%[6]

[1]	You pay $40 or 2% of the Variable Account Value, whichever is less. You do not pay this charge if your Variable Account Value is more than $50,000.
[2]	Mortality and Expense Risk Charge is set at Contract issue and is guaranteed for the life of the Contract.
[3]	Without any Riders, as a percentage of Variable Account Value.
[4]

The current annual charge for the Guaranteed Growth and Income Rider is 1.05% for a Single Life Guarantee and 1.25% for a Joint Life Guarantee and neither may be increased beyond the maximum of 2.00%. The charge is expressed as an annual percentage; it will be assessed on the Withdrawal Benefit Base and will be deducted from the Contract Value on a quarterly basis.

[5]

The current annual charge for the Enhanced Death Benefit Rider is 0.35% if purchased stand-alone, 0.20% if purchased in combination with the Guaranteed Growth and Income Rider, and may not be increased beyond the maximum of 0.75%. The charge is expressed as an annual percentage; it will be assessed on the Enhanced Death Benefit Base and will be deducted from the Contract Value on a quarterly basis.

[6]

The current annual charge for the Guaranteed Minimum Accumulation Benefit Rider is 0.60% and may not be increased beyond the maximum of 1.00%. The charge will be assessed on the Variable Account Value and will be deducted from the Contract Value annually.

The next table shows the minimum and maximum total operating expenses charged by the Funds that you may pay periodically during the time that you own the Contract. More detail concerning each Fund’s fees and expenses is contained in the prospectus for each Fund.

ANNUAL FUND OPERATING EXPENSES

Annual Fund Operating Expenses: Minimum and Maximum

Total Annual Fund Operating Expenses (expenses that are deducted from Fund assets, including management fees and other expenses)	Minimum	Maximum
	0.36%	1.86%

Penn Series Funds, Inc.

Underlying Fund Annual Expenses (as a % of portfolio average net assets): Detail

Penn Series Funds, Inc.	Investment Advisory Fees	Other Expenses	Acquired Fund Fees and Expenses[1]	Total Fund Expenses	Fee Waivers[2]	Net Fund Expenses[3]
Money Market	0.18%	0.29%	0.01%	0.48%	0.00%	0.48%

Limited Maturity Bond	0.30%	0.28%	0.02%	0.60%	0.00%	0.60%

Quality Bond	0.31%	0.27%	0.03%	0.61%	0.00%	0.61%

[1]	Acquired Fund Fees and Expenses reflect the fees and expenses that were incurred indirectly by the Fund through its investments in other investment companies in the prior fiscal year.
[2]

There is an agreement under which a portion of the Fund’s fees and expenses will be waived and/or reimbursed to the extent necessary to keep total operating expenses of certain Funds from exceeding the amounts shown below. This agreement is limited to a Fund’s direct operating expenses and, therefore, does not apply to acquired Fund fees and expenses (excluding the Balanced Fund), which are indirect expenses incurred by each Fund through its investments in the underlying Funds. Further, this agreement continues indefinitely so long as the Board of Directors, including the majority of the Directors who are not “interested persons” of the Company, approves it at least annually.

Balanced	0.62%
Small Cap Index	0.55%
Aggressive Allocation	0.33%
SMID Cap Growth	1.05%
Developed International Index	0.59%
Moderately Conservative Allocation	0.33%
SMID Cap Value	1.14%
Emerging Markets Equity	1.85%
Emerging Markets Equity	0.33%

[3]

Certain sub-advisers have directed certain portfolio trades to a broker. A portion of the commissions paid to that broker has been recaptured by the Funds. The total expenses for the Funds after the recapture (not including each Fund’s acquired fund fees and expenses) were:

Large Cap Growth	0.96%
Mid Core Value	1.10%
Small Cap Growth	1.06%
Large Core Growth	0.85%
SMID Cap Growth	0.96%
Moderately Conservative Allocation	0.33%
Mid Cap Growth	0.97%
SMID Cap Value	1.13%
Real Estate Securities	0.99%

High Yield Bond	0.50%	0.35%	0.00%	0.85%	0.00%	0.85%

Flexibly Managed	0.60%	0.25%	0.00%	0.85%	0.00%	0.85%

Balanced	0.00%	0.24%	0.44%	0.68%	0.06%	0.62%

Large Growth Stock	0.63%	0.31%	0.00%	0.94%	0.00%	0.94%

Large Cap Growth	0.55%	0.40%	0.00%	0.95%	(0.05%)[4]	1.00%

Large Core Growth	0.60%	0.29%	0.00%	0.89%	0.00%	0.89%

Large Cap Value	0.60%	0.29%	0.01%	0.90%	0.00%	0.90%

Large Core Value	0.60%	0.29%	0.00%	0.89%	0.00%	0.89%

Index 500	0.07%	0.29%	0.00%	0.36%	0.00%	0.36%

Mid Cap Growth	0.70%	0.30%	0.00%	1.00%	0.00%	1.00%

Mid Cap Value	0.55%	0.29%	0.01%	0.85%	0.00%	0.85%

Mid Core Value	0.72%	0.39%	0.01%	1.12%	0.00%	1.12%

SMID Cap Growth	0.75%	0.48%	0.01%	1.24%	0.18%	1.06%

SMID Cap Value	0.95%	0.41%	0.01%	1.37%	0.22%	1.15%

Small Cap Growth	0.75%	0.33%	0.00%	1.08%	0.00%	1.08%

Small Cap Value	0.85%	0.30%	0.01%	1.16%	0.00%	1.16%

Small Cap Index	0.30%	1.00%	0.01%	1.31%	0.75%	0.56%

Developed International Index	0.30%	0.91%	0.00%	1.21%	0.62%	0.59%

International Equity	0.85%	0.39%	0.01%	1.25%	0.00%	1.25%

Emerging Markets Equity	1.18%	0.89%	0.01%	2.08%	0.22%	1.86%

Real Estate Securities	0.70%	0.31%	0.00%	1.01%	0.00%	1.01%

Aggressive Allocation	0.10%	0.30%	0.92%	1.32%	0.07%	1.25%

Moderately Aggressive Allocation	0.10%	0.22%	0.86%	1.18%	(0.01%)[5]	1.19%

Moderate Allocation	0.10%	0.22%	0.79%	1.11%	0.00%	1.11%

Moderately Conservative Allocation	0.10%	0.24%	0.69%	1.03%	0.01%	1.02%

Conservative Allocation	0.10%	0.25%	0.61%	0.96%	0.02%	0.94%

[4]	Pursuant to an agreement with Penn Mutual, this portion of the previously waived administrative fee was recouped during 2010.
[5]	Pursuant to an agreement with Penn Mutual and Independence Capital Management, Inc., this portion of the previously waived management fee was recouped during 2010.

Please review these tables carefully. They show the expenses that you pay directly and indirectly when you purchase a Contract. Your expenses include Contract expenses and the expenses of the Funds that you select. See the prospectus of Penn Series Funds, Inc. for additional information on Fund expenses. You also may pay premium taxes. These tables and the examples that follow do not show the effect of premium taxes. See “Fees and Expenses” on page 36 of this prospectus.

EXAMPLES OF FEES AND EXPENSES

These Examples are intended to help you compare the cost of investing in the Contract with the cost of investing in other variable annuity contracts. These costs include Contract Owner transaction expenses, Contract fees, Separate Account annual expenses, and Fund fees and expenses, net of contractual waivers, if any.

The Examples assume that you invest $10,000 in the Contract for the time periods indicated. The Examples also assume that your investment has a 5% return each year. The example for Smart Foundation Plus Base Contract Option assumes that a 4.00% Purchase Payment Enhancement was applied to the Contract Value at the time of issue. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

(1)	If you surrender your Contract at the end of the applicable time period and have purchased optional benefits with maximum charges[1]:

	Base Contract Option	One Year	Three Years	Five Years	Ten Years
Assuming Maximum Total Annual Fund Expenses	Smart Foundation	$1,314	$2,310	$3,289	$5,746

	Smart Foundation Flex	$1,334	$2,366	$3,042	$5,894

	Smart Foundation Plus	$1,363	$2,626	$3,665	$6,089

Assuming Minimum Total Annual Fund Expenses	Smart Foundation	$1,177	$1,916	$2,664	$4,659

	Smart Foundation Flex	$1,199	$1,979	$2,404	$4,835

	Smart Foundation Plus	$1,212	$2,199	$3,013	$4,980

[1]	Combining the Guaranteed Growth and Income Rider (Joint Life Guarantee) with Enhanced Death Benefit Rider will result in the highest possible Rider Charges:

Rider	Maximum Rider Charge	Current Rider Charge
Guaranteed Growth and Income (Joint Life Guarantee)	2.00%	1.25%

Enhanced Death Benefit	0.75%	0.20% (Combination Rider-reduced charge)

(2)	If you do not surrender your Contract or if you annuitize at the end of the applicable time period and you have purchased optional benefits with maximum charges[1]:

	Base Contract Option	One Year	Three Years	Five Years	Ten Years
Assuming Maximum Total Annual Fund Expenses	Smart Foundation	$603	$1,788	$2,950	$5,746

	Smart Foundation Flex	$624	$1,849	$3,042	$5,894

	Smart Foundation Plus	$643	$1,906	$3,138	$6,089

Assuming Minimum Total Annual Fund Expenses	Smart Foundation	$457	$1,376	$2,304	$4,659

	Smart Foundation Flex	$479	$1,439	$2,404	$4,835

	Smart Foundation Plus	$492	$1,479	$2,473	$4,980

(3)	If you surrender your Contract at the end of the applicable time period and have purchased optional benefits with current charges[2]:

	Base Contract Option	One Year	Three Years	Five Years	Ten Years
Assuming Maximum Total Annual Fund Expenses	Smart Foundation	$1,196	$1,972	$2,753	$4,815

	Smart Foundation Flex	$1,218	$2,035	$2,492	$4,987

	Smart Foundation Plus	$1,232	$2,257	$3,104	$5,139

Assuming Minimum Total Annual Fund Expenses	Smart Foundation	$1,049	$1,543	$2,061	$3,555

	Smart Foundation Flex	$1,071	$1,609	$1,808	$3,758

	Smart Foundation Plus	$1,079	$1,813	$2,391	$3,853

[1]	Combining the Guaranteed Growth and Income Rider (Joint Life Guarantee) with Enhanced Death Benefit Rider will result in the highest possible Rider Charges:

Rider	Maximum Rider Charge	Current Rider Charge
Guaranteed Growth and Income (Joint Life Guarantee)	2.00%	1.25%

Enhanced Death Benefit	0.75%	0.20% (Combination Rider-reduced charge)

[2]	This example uses a combination of the Guaranteed Growth and Income Rider (Joint Life Guarantee) with Enhanced Death Benefit Rider:

Rider	Current Rider Charge
Guaranteed Growth and Income (Joint Life Guarantee)	1.25%

Enhanced Death Benefit	0.20% (Combination Rider – reduced charge)

(4)	If you do not surrender your Contract or if you annuitize at the end of the applicable time period and you have purchased optional benefits with current charges[1]:

	Base Contract Option	One Year	Three Years	Five Years	Ten Years
Assuming Maximum Total Annual Fund Expenses	Smart Foundation	$476	$1,432	$2,393	$4,815

	Smart Foundation Flex	$498	$1,495	$2,492	$4,987

	Smart Foundation Plus	$512	$1,537	$2,564	$5,139

Assuming Minimum Total Annual Fund Expenses	Smart Foundation	$329	$1,003	$1,701	$3,555

	Smart Foundation Flex	$351	$1,069	$1,808	$3,758

	Smart Foundation Plus	$359	$1,093	$1,851	$3,853

(5)	If you surrender your Contract at the end of the applicable time period and have not purchased any optional benefits:

	Base Contract Option	One Year	Three Years	Five Years	Ten Years
Assuming Maximum Total Annual Fund Expenses	Smart Foundation	$1,054	$1,558	$2,085	$3,601

	Smart Foundation Flex	$1,076	$1,623	$1,832	$3,803

	Smart Foundation Plus	$1,084	$1,828	$2,416	$3,899

Assuming Minimum Total Annual Fund Expenses	Smart Foundation	$904	$1,109	$1,338	$2,123

	Smart Foundation Flex	$926	$1,177	$1,094	$2,361

	Smart Foundation Plus	$928	$1,364	$1,646	$2,390
[1]	This example uses a combination of the Guaranteed Growth and Income Rider (Joint Life Guarantee) with Enhanced Death Benefit Rider:

Rider	Maximum Rider Charge	Current Rider Charge
Guaranteed Growth and Income (Joint Life Guarantee)	2.00%	1.25%

Enhanced Death Benefit	0.75%	0.20% (Combination Rider-reduced charge)

(6)	If you do not surrender your Contract or if you annuitize at the end of the applicable time period and have not purchased any optional benefits:

	Base Contract Option	One Year	Three Years	Five Years	Ten Years
Assuming Maximum Total Annual Fund Expenses	Smart Foundation	$334	$1,018	$1,725	$3,601

	Smart Foundation Flex	$356	$1,083	$1,832	$3,803

	Smart Foundation Plus	$364	$1,108	$1,876	$3,899

Assuming Minimum Total Annual Fund Expenses	Smart Foundation	$184	$569	$978	$2,123

	Smart Foundation Flex	$206	$637	$1,094	$2,361

	Smart Foundation Plus	$208	$644	$1,106	$2,390

FINANCIAL STATEMENTS

The consolidated financial statements of the Company and the financial statements of the Separate Account appear in the Statement of Additional Information. The consolidated financial statements of the Company should be considered only as bearing upon the Company’s ability to meet its obligations under the Contracts.

INTRODUCTION

THE PENN MUTUAL LIFE INSURANCE COMPANY

Penn Mutual is a Pennsylvania mutual life insurance company chartered in 1847.

We are licensed to sell insurance in all 50 states and the District of Columbia.

We are located at 600 Dresher Road, Horsham, PA 19044. Our mailing address is The Penn Mutual Life Insurance Company Attn: Customer Service Group, Philadelphia, PA 19172.

We issue and are liable for all benefits and payments under the Contract.

SMART FOUNDATION VARIABLE ANNUITY – KEY FEATURES

This section describes the key features of the Smart Foundation Variable Annuity. There are three options of the Base Contract (see below). In addition to the Base Contract, you can elect optional benefits, which carry an additional cost.

Please consider the information in this section to determine the decisions you need to make prior to purchasing your Contract. You will not be able to change your Base Contract Option or add certain optional benefits after the Contract is issued.

Base Contract Options

There are three Base Contract Options. You select one of the options at issue based on various factors, such as your liquidity needs and the amount of Purchase Payments you plan to make:

1.Smart	Foundation (Standard Base Contract Option),

2.Smart	Foundation Flex (Short Surrender Charge Period Base Contract Option), and

3.Smart	Foundation Plus (Extended Surrender Charge Period with Purchase Payment Enhancements Base Contract Option).

Each Base Contract Option has a different Surrender Charge and Expense structure. The table below summarizes the main differences between the Base Contract Options1. Please see “Fee Tables” on page 11 for the summary of fees or “Fees and Expenses” section on page 36 for more detailed information.

Each Base Contract Option also has different requirements for the minimum Initial and Subsequent Payment Amounts. Please see “Purchase Payment Requirements” on page 23 of this prospectus for more information.

[1]	This table does not contain the complete information about each Base Contract Option. Please read the entire prospectus for details about specific features of each option.

Base Contract Option	Minimum Initial Purchase Payment		Surrender Charge Period (applies to each Purchase Payment)	Total of Mortality & Expense Charge and Asset Based Contract Administration Charge
	SEP IRA /SIMPLE IRA / Traditional IRA / Roth IRA / ERISA Qualified Retirement Plan	Non-Qualified / Traditional Stretch IRA / Roth Stretch IRA
Smart Foundation	$1,000	$2,000	7 years	1.40%
Smart Foundation Flex	$10,000	$10,000	4 years	1.65%
Smart Foundation Plus*	$25,000	$25,000	9 years	1.60%

*	If you elect the Smart Foundation Plus Base Contract Option, we will credit a Purchase Payment Enhancement to your Contract every time you make a Purchase Payment. The Purchase Payment Enhancement is subject to forfeiture in certain cases. Please see “Smart Foundation Plus (Extended Surrender Charge Period with Purchase Payment Enhancements Base Contract Option)” section on page 28 of this prospectus for more details.

Optional Benefits

You may purchase optional benefits for an additional cost with any Base Contract Option:

•	Enhanced Death Benefit – please see page 64 for more details;

•	Guaranteed Growth and Income Benefit – please see page 76 for more details;

•	Combining the Guaranteed Growth and Income and Enhanced Death Benefit Riders – please see page 94 for more details;

•	Guaranteed Minimum Accumulation Benefit – please see page 100 for more details.

Investment Options

You have an opportunity to invest in a variety of Subaccounts which are managed by professional sub-advisors. Please see “Investment Options” on page 33 for details. Investment options may be limited with the presence of an optional benefit. Please refer to the “Investment Allocation Restrictions” subsection of the applicable optional benefit section for more details.

Fixed Account Options

You can allocate your funds to any of the Fixed Account Options currently offered under your Contract, subject to availability and restrictions. Please refer to “The Fixed Account” section on page 37 of this prospectus for more information.

Fixed Dollar Cost Averaging Options are also available. Please see pages 31 and 38 for more information.

Tax considerations

The variable annuity offers tax-deferred growth, which means that if the owner of the contract is a natural person, no tax is paid on the earnings until you take withdrawals from your Contract or receive annuity payments. That means annuity owners enjoy tax-deferred growth, which provides greater earnings potential compared to a fully taxable investment. Transfers among the funds within your variable annuity Contract are not taxable. If your annuity is purchased as a Qualified Contract, there is no additional tax benefit other than that already provided by the qualified treatment of your Contract. Please see the “Taxes” section on page 110 of this prospectus for more information.

1.	VARIABLE ANNUITY CONTRACT

1.1.	The Contract

This prospectus describes Contracts issued on or after the date of this prospectus. Contracts issued before the date of this prospectus may have different features and charges.

Your Contract is an Individual Variable and Fixed Deferred Annuity with Flexible Purchase Payments, which provides for tax-deferred accumulation of Purchase Payments, Fixed Annuitization Options that can guarantee income payments for a specified period or for the lifetime of the Annuitant(s), and a Standard Death Benefit.

Your Contract has:

•	an Accumulation Period, during which you make one or more Purchase Payments and we invest your payments as you direct us; and

•	an Annuity Payout Period, during which we make annuity payments to you. Your Annuity Payout Period begins on your Annuity Date.

The Contract allows you to invest in:

•	the Separate Account, through which you may invest in one or more of the available Funds. See “The Separate Account” section on page 33 of this prospectus; and

•	the Fixed Interest Options. The Fixed Accounts are guaranteed and funded by Penn Mutual through its general account. See “The Fixed Account” on page 37 of this prospectus.

You decide, within Contract limits,

•	how often you make a Purchase Payment and how much you invest (subject to minimum and maximum limits of the Contract);

•	the Subaccounts and/or the Fixed Interest Options into which your Purchase Payments are invested (subject to the limitations with the presence of an optional benefit);

•	whether or not to transfer money among the available Subaccounts and/or the Fixed Interest Options (subject to limitations of the Contract and the presence of an optional benefit);

•	the type of annuity that we pay and who receives the annuity payments;

•	the Beneficiary or Beneficiaries to whom we pay a death benefit (subject to limitations of the Contract and the presence of an optional benefit); and

•	the amount and frequency of withdrawals from the Contract Value (subject to limitations of the Contract).

We may amend your Contract at any time to comply with legal requirements. State law may require us to obtain your approval for any Contract amendment. We may, with any required approval of the Securities and Exchange Commission and the governing state insurance department, substitute another mutual fund for any of the Funds currently available. We will notify you of any material Contract amendment and mutual fund substitutions.

The Contract is available to individuals, business entities and trusts. The Contract may be issued as an individual retirement annuity (IRA) on a contributory and rollover basis. The Contract may be suitable for certain qualified plans, where a separate individual annuity is issued per participant, and each participant is a single Annuitant. It is not suitable for group qualified plans because it is an individual annuity, not a group Contract.

1.2.	How to Purchase Your Contract

Your financial professional will assist you in completing an application and sending it with a check for your first Purchase Payment, to our Administrative Office.

We usually accept an application to purchase a Contract within two business days after we receive it at our Administrative Office. If you send us an incomplete application, we will return your Purchase Payment to you within five business days unless you ask us to keep it while you complete the application. We will hold your Initial Purchase Payment in a non-interest bearing account until it is applied to your Contract or returned to you.

All Subsequent Purchase Payments should be sent to the address specified in the “Contact Information” section on page 108 of this prospectus.

PURCHASE PAYMENT REQUIREMENTS

Minimum Purchase Payment

The Contract will not be issued until Penn Mutual has received the minimum payment required to open the contract. The table below summarizes the minimum Initial and Subsequent Purchase Payment requirements by Base Contract Option and Market Type.

Market Type	Payment Type	Base Contract Option
		Smart Foundation		Smart Foundation Flex	Smart Foundation Plus
Non-Qualified / Traditional Stretch IRA / Roth Stretch IRA	Minimum Initial Purchase Payment	$2,000		$10,000	$25,000
	Minimum Subsequent Purchase Payment	$1,000		$1,000	$5,000
Traditional IRA / Roth IRA / SEP IRA / Simple IRA / ERISA Qualified Retirement Plan[1]	Minimum Initial Purchase Payment	$1,000	(1)	$10,000	$25,000
	Minimum Subsequent Purchase Payment	$250	(2)	$1,000	$1,000

(1)	For approved qualified employer-sponsored plans (SEP IRA, Simple IRA, or ERISA Qualified Retirement Plan) funding the annuity through payroll deduction or on-going employer contributions, Initial Purchase Payment requirement must be satisfied by Purchase Payments made in the first Contract Year. The Contract will be terminated if the Minimum Initial Purchase Payment is not satisfied within 12 months of the issue date of your Contract, and all Purchase Payments made to date (adjusted for withdrawals) will be returned to you. The amount of Net Purchase Payments to be refunded will not be adjusted for market gains or losses incurred during this period.
(2)	If SEP IRA, Simple IRA or ERISA Qualified Plan market types are elected at issue, the Minimum Subsequent Purchase Payment is $250 annually, and $25 per payment minimum under the automatic investment program.

[1]	ERISA Qualified Plans must be approved by the Advanced Sales Department prior to opening.

Maximum Purchase Payment

Regardless of the Base Contract Option you choose, we will accept up to $2,000,000 in cumulative Purchase Payments. This limit applies across all Variable Annuity Contracts issued by the Company for the same Contract Owner (if natural person) or Annuitant.

We reserve the right to decline any Purchase Payment.

Allocation of Initial and Subsequent Purchase Payments

Your Initial and Subsequent Purchase Payments will be allocated to the Subaccounts and to the Fixed Account as you specify in the application for the Contract, unless you direct that the Subsequent Purchase Payments be allocated otherwise. Subsequent Purchase Payments may be made at any time without prior notice to the Company. All Purchase Payments are subject to the minimum and maximum amount limitations. Allocation of payments may be subject to limitations if any optional benefits are present.

OWNER / ANNUITANT REQUIREMENTS

You must specify the Owner and Annuitant information at the time of application, and the name(s) of Owner(s) and Annuitant(s) that you specify will be displayed on your Contract’s specifications page. Designation of Contract Owner(s) and Annuitant(s) will be effective on the Contract Date.

No more than two natural persons may be named in the Contract as Owner(s) and/or Annuitant(s).

If you are the sole Owner of the Contract, you may designate yourself as an Annuitant, or an Annuitant other than yourself. However, if you designate Joint Annuitants, you must be one of the Annuitants.

If your Contract is owned by an entity, joint ownership is not permitted, and there can only be one Annuitant.

If your Contract is jointly owned, both Contract Owners must be natural persons. If the Contract is jointly owned and there is one Annuitant, he/she must be a Contract Owner. If the Contract is jointly owned and there are Joint Annuitants, Annuitants must be the Contract Owners.

If you are not the Annuitant, you can designate yourself as Contingent Annuitant in the Contract, and become the Annuitant in the event that the Annuitant dies before the Contract is terminated or annuitized.

If you purchase an optional benefit in addition to your Base Contract, additional Contract Owner / Annuitant requirements may apply.

ISSUE AGE REQUIREMENTS

Issue age represented in the Contract is based on the age of the Owner and is determined by Age Nearest Birthday. Age Nearest Birthday is the age rounded to nearest whole number of years. If the Contract is jointly owned, both Owners must meet the issue age requirements. If the Owner is an entity, then the issue age represented in the Contract is based on the age of the Annuitant(s).

Annuitant(s) must also meet the issue age requirements of the Contract.

If your Contract does not include any optional benefits, the issue age requirements are as follows:

Base Contract Option	Smart Foundation	Smart Foundation Flex	Smart Foundation Plus
Acceptable Issue Ages	0-85	0-85	0-85

If your Contract includes an optional benefit, the issue age requirements may be different from the above table. Please, see “Issue Age Requirements” subsection of the appropriate optional benefit section that applies to you (page 66 for Enhanced Death Benefit, page 77 for Guaranteed Growth and Income Benefit, and page 100 for Guaranteed Minimum Accumulation Benefit). With the presence of an optional benefit, you will be subject to the strictest age requirement of your Base Contract Option / optional benefit combination.

1.3.	Right to Review the Contract

You may cancel the Contract within 10 days after its receipt. If the Contract is a Replacement Contract (i.e. it has been purchased with the proceeds from the surrender of another annuity contract you own), it may be cancelled within 30 days of receipt. In either situation, simply return or mail it to the Company or the representative through whom it was purchased, along with a written request to cancel the Contract based on this provision. The Company will refund the Contract Value as of the date the notification and the Contract are received. Right to Review the Contract provisions may vary by state. Please refer to “Appendix C: State Variations” for details.

1.4.	Contract Changes

Written notice from the Contract Owner(s) is required to process any Contract change. You may request the following changes to your Contract:

ANNUITY DATE CHANGE

Approval of your request will be subject to the waiting period described in the Contract and maximum maturity date determined by state law.

BENEFICIARY CHANGE

Approval of your request will be subject to provisions of the Contract, as well as any transactions made by the Contract Owner or actions taken by the Company prior to receipt of this notice; the change form is provided by the Company.

OWNERSHIP CHANGE (ABSOLUTE ASSIGNMENT)

Upon written notice to the Company, and upon receipt of all the information required to process the request, you may assign the Contract to a new Contract Owner. A service form that indicates the required information will be provided by the Company for your convenience. Approval of your request is subject to restrictions. Changes in Contract Owner designation, unless specified otherwise, shall take effect on the date the Contract Owner(s) sign the notice of change. Approval of any ownership change is subject to any transactions that you make or actions taken by the Company prior to receipt of this notice. The Company shall not be liable for the validity of the assignment. The Contract will allow a maximum of two natural persons as Owner(s) and Annuitant(s). The new Contract Owner(s) and Annuitant(s) must meet the issue age requirements and all other requirements specified in the Contract at the time of designation. We may restrict the Contract Owner designation change if required for purposes of satisfying applicable laws or regulations. If there are any optional benefits attached to your Contract, they may be terminated as a result of the change of ownership (please, see the termination provisions section of the optional benefit that applies to you). Change of ownership can also have tax consequences and you should consult your tax advisor prior to requesting a change. In addition, change of ownership provisions may vary by state – please see “Appendix C: State Variations”.

Annuitant cannot be changed, except when the Contract Owner becomes the Annuitant as a result of such change, or as a consequence of Annuitant’s death (when Contingent Annuitant becomes Annuitant) or divorce (when Annuitant or Joint Annuitant is replaced with a new spouse or removed from the Contract).

1.5.	Base Contract Options

Smart Foundation (Standard Base Contract Option)

The Smart Foundation is the standard option of your Base Contract. It offers a seven-year Surrender Charge Period (based on each Purchase Payment), and the lowest Mortality and Expense Risk Charge of the three options.

Smart Foundation Flex (Short Surrender Charge Period Base Contract Option)

Smart Foundation Flex offers a four-year Surrender Charge Period (based on each Purchase Payment), providing additional liquidity, and has an increased Mortality and Expense Risk Charge.

Smart Foundation Plus (Extended Surrender Charge Period with Purchase Payment Enhancements Base Contract Option)

Smart Foundation Plus offers a nine-year Surrender Charge Period (based on each Purchase Payment) and Purchase Payment Enhancements and has an increased Mortality and Expense Risk Charge. With the Purchase Payment Enhancement feature, each time you make a Purchase Payment, Penn Mutual will credit your Contract Value with an additional Purchase Payment Enhancement amount. Contract expenses may be higher than other annuity contracts offered by Penn Mutual without a Purchase Payment Enhancement feature. The benefit of the Purchase Payment Enhancement may be more than offset by the higher expenses for this option, relative to other annuity contracts we offer, especially if withdrawals are made in the early years of the Contract.

The Contract provides no specific charge for providing the Purchase Payment Enhancement. Penn Mutual pays the Purchase Payment Enhancement from its surplus which reflects revenues from multiple sources, including the administrative, mortality and expense risk, and deferred sales charges made under the Contract. The charges are expected to produce a profit or return to Penn Mutual’s surplus, in addition to covering the cost of issuing and administering the Contract.

PURCHASE PAYMENT ENHANCEMENTS

When you make a Purchase Payment, we will determine your Purchase Payment Enhancement by multiplying the amount of the Purchase Payment by the applicable Purchase Payment Enhancement Rate set forth in the table below. The Purchase Payment Enhancement Rate is based on the Cumulative Net Purchase Payments, i.e. the cumulative total of Purchase Payments received (including the Purchase Payment being processed) less total withdrawals.

We will credit the Purchase Payment Enhancement to your Contract and allocate it to the Subaccounts and/or the Fixed Account Options, along with your Purchase Payments, in accordance with your direction. Any portion of the Purchase Payment Enhancement that is credited to the Contract Value is not considered a premium payment, but is considered part of earnings. The Purchase Payment Enhancement will be credited to the Contract Value on the date the associated Purchase Payment is made. Withdrawals and charges will be processed after the Purchase Payment(s) and any applicable Purchase Payment Enhancement(s) are credited to your Contract Value.

PURCHASE PAYMENT ENHANCEMENT RATE TABLE

Each Purchase Payment will receive the Purchase Payment Enhancement at a rate set forth in the table below. Purchase Payment Enhancements are not included in the determination of Cumulative Net Purchase Payments.

PURCHASE PAYMENT ENHANCEMENT RATE TABLE

Cumulative Net Purchase Payments (Cumulative Total of Purchase Payments Less Withdrawals)	Purchase Payment Enhancement Rate
< $150,000	4.0%

>= $150,000 but < $1,000,000	5.0%

>= $1,000,000	6.0%

QUALIFYING FOR A HIGHER PURCHASE PAYMENT ENHANCEMENT RATE

First Contract Year

If you make additional Purchase Payments during the first Contract Year, your Cumulative Purchase Payments may reach the threshold to receive a higher Purchase Payment Enhancement rate. If so, we will determine if any additional Purchase Payment Enhancements will be credited for the prior Purchase Payments you have made by taking the difference between

(1) the prior cumulative Purchase Payments paid during the first Contract Year multiplied by the Purchase Payment Enhancement Rate applied to the current Purchase Payment, and

(2) the prior cumulative Purchase Payment Enhancements credited to the Contract during the first Contract Year.

If the result exceeds zero, the excess will be credited to the Contract as a Purchase Payment Enhancement at the same time the additional Purchase Payment is credited.

Please see the example “Smart Foundation Plus: Qualifying for Higher Enhancement Rate in the First Contract Year” in Appendix C for details.

If an additional Purchase Payment is received within the first Contract Year and does not cause the Cumulative Purchase Payments to cross a Purchase Payment Enhancement tier threshold, then the Purchase Payment Enhancement to be applied with that current Purchase Payment will be the product of the payment amount and the applicable Purchase Payment Enhancement rate for the appropriate threshold set forth in the table above.

If withdrawals are made in the first Contract Year, and thus any prior Purchase Payment Enhancements are forfeited (please see “Can I Keep My Purchase Payment Enhancements” below), then no additional Enhancement for prior Purchase Payments will apply if an additional Purchase Payment made in the first Contract Year causes Cumulative Net Purchase Payments to reach a new threshold.

Second and Subsequent Contract Years

If, as a result of additional Purchase Payments in second and subsequent Contract Years, the Cumulative Net Purchase Payments amount reaches a new threshold, we will credit a Purchase Payment Enhancement at the higher Purchase Payment Enhancement Rate associated with the new threshold. However, we will not adjust the Enhancements already credited with previous Purchase Payments.

CAN I KEEP MY PURCHASE PAYMENT ENHANCEMENTS?

You will not always get to keep the Purchase Payment Enhancements credited to your Contract. You will forfeit some or all of the Purchase Payment Enhancements under certain circumstances:

•

If you cancel your Contract during the “Right to Review” period described in your Contract, the entire portion of the Contract Value which is attributable to the Purchase Payment Enhancement will be forfeited. Thus, in the event of cancellation, you bear no investment risk with respect to the Purchase Payment Enhancement.

•

If you take a withdrawal from your Contract where a Surrender Charge is applied or surrender your Contract during the Surrender Charge Period, any Purchase Payment Enhancement credited to your Contract within 12 months of the withdrawal or surrender will be forfeited (your Contract Value will be reduced by the amount of the Purchase Payment Enhancement forfeited). No Purchase Payment Enhancement will be forfeited when you take the Free Withdrawal Amount. See “Surrender-Charge Free Withdrawal” section on page 48 of this prospectus. No Purchase Payment Enhancement will be forfeited after the end of the Surrender Charge Period for the associated Purchase Payment.

•

Any Purchase Payment Enhancement credited to the Contract Value within the 12-month period preceding the date our Administrative Office receives proof of death will be forfeited from the Contract Value used to determine the death benefit (if the Standard Death Benefit amount is payable, it will be equal to the greater of the Contract Value reduced by the amount of any Purchase Payment Enhancements forfeited, and the cumulative Purchase Payments less adjusted withdrawals; if the Contract Value is payable as a death benefit, it will be reduced by the amount of any Purchase Payment Enhancements forfeited).

DO PURCHASE PAYMENT ENHANCEMENTS BENEFIT EVERYONE?

No. Penn Mutual issues a variety of individual variable and fixed annuity contracts designed to meet different retirement planning and investment goals. We issue contracts with no Purchase Payment Enhancement, lower mortality and expense risk charges, lower Surrender Charges and/or shorter Surrender Charge Periods. You should consider various factors when determining which annuity contract is appropriate for you, including the following:

•	The length of time that you plan to continue to keep the Contract in force.

•	The frequency, amount and timing of withdrawals you plan to make.

•

The amount and timing of Purchase Payments you plan to make (Smart Foundation Plus Base Contract Option requires higher minimum Purchase Payments compared to other options, and has a longer Surrender Charge Period).

•	Whether you might experience an event that results in the loss of some or all of the Purchase Payment Enhancements (see “Can I Keep My Purchase Payment Enhancements?” above).

The Purchase Payment Enhancement feature would be disadvantageous to a purchaser who takes a withdrawal, subject to a Surrender Charge, within 12 months of making a Purchase Payment. If a withdrawal is taken during the first Contract Year, the Surrender Charge would be higher than in other contracts we offer, and any Purchase Payment Enhancement will be forfeited. Also, in a declining market, the purchaser would bear the loss on the Purchase Payment Enhancement.

PURCHASE PAYMENT ENHANCEMENTS AND THE SURRENDER CHARGE

Purchase Payment Enhancements are treated as earnings under the Contract for purposes of the Surrender Charge. Earnings are not subject to Surrender Charges.

1.6.	Optional Contract Features

DOLLAR COST AVERAGING PROGRAM

Dollar cost averaging is a way to invest in which securities are purchased at regular intervals in fixed dollar amounts, so that the cost of the securities gets averaged over time and possibly over market cycles. If the Contract Value is at least $10,000, you may allocate any new Purchase Payments to one of the Dollar Cost Averaging Options and have a fixed percentage transferred monthly from that Option to variable Subaccounts to achieve dollar cost averaging. Amounts may only be allocated to one of the Dollar Cost Averaging Options in conjunction with an election of the Dollar Cost Averaging program. The minimum transfer amount to each Subaccount is $50. Once a Dollar Cost Averaging Option is selected, an additional Dollar Cost Averaging Option cannot be selected. If you elect to discontinue participation in the program, any money left in the account will be transferred into the variable Subaccounts based on the Dollar Cost Averaging allocation initially selected (unless otherwise directed by you). There is no charge for participating in the Dollar Cost Averaging Program.

Fixed Dollar Cost Averaging Options

The available periods under the Fixed Dollar Cost Averaging Options are:

1)	Six-Month Dollar Cost Averaging Period, and

2)	Twelve-Month Dollar Cost Averaging Period.

Only new Purchase Payments may be allocated to the Fixed Dollar Cost Averaging Options. Such allocations of Initial and Subsequent Purchase Payments are subject to the Contract Value minimum requirements. Amounts held in a Fixed Dollar Cost Averaging Option of the Fixed Account will be credited with interest at effective annual rates, declared by the Company. See “The Fixed Account” section on page 34 of this prospectus for details.

Variable Dollar Cost Averaging Options

Dollar Cost Averaging may also be done from one of the following Subaccounts: Money Market Subaccount, Limited Maturity Bond Subaccount and Quality Bond Subaccount. New Purchase

Payments and transfers may be allocated to the selected Subaccount, subject to the Contract Value minimum requirements. The available periods under the Variable Dollar Cost Averaging Options are from 12 months to 60 months.

AUTOMATIC ASSET REBALANCING PROGRAM

Automatic rebalancing is a way to maintain your desired asset allocation percentages. Because the value of your Subaccounts will fluctuate in response to investment performance, your asset allocation percentages may change over time. If you have a Contract Value of at least $10,000 you may elect Automatic Asset Rebalancing. We will transfer funds under your Contract on a quarterly (calendar) basis among the Subaccounts to maintain a specified percentage allocation among your selected variable investment options. You may elect to participate in the program when you apply for your Contract or, after you have owned your Contract, by completing an election form or by calling our office (contact information is available on page 113). You may discontinue the program at any time. There is no charge for participating in the Automatic Asset Rebalancing Program.

Dollar Cost Averaging and Automatic Asset Rebalancing programs may not be elected at the same time and are not available after Annuitization.

SYSTEMATIC WITHDRAWALS

Systematic Withdrawals are regular payments that we make to you on a monthly, quarterly, semiannual or annual basis. Details about the Systematic Withdrawal Program can be found on page 46.

1.7.	Accumulation / Annuity Payout Period

Your Contract has an Accumulation Period, during which you make one or more Purchase Payments and we invest your payments as you direct us, and an Annuity Payout Period, during which we make annuity payments to you. Your Annuity Payout Period begins on your Annuity Date. Please see “The Annuity Payout Period” section on page 63 of this prospectus for more information.

1.8.	Contract Termination

The Contract will terminate when one or more of the following events occur, unless otherwise specified in any Endorsement or Rider attached to the Contract:

•	the Death Benefit is paid,

•	the Annuity Payments end,

•	there is a full surrender of the Contract or if a withdrawal is made that falls under the conditions of “Withdrawals Treated as Surrenders” provision of the Contract.

In addition, the Company reserves the right to terminate the Contract and any applicable Death Benefit by initiating a payment of the Surrender Value to the Contract Owner, if, before the Annuity Date, no Purchase Payments are made during the last two Contract Years, and the Contract Value is less than the Minimum Remaining Balance (see “Withdrawals Treated as Surrenders” on page 45 of this prospectus for more information). The Company will notify the Contract Owner 60 days prior to taking any action pertaining to this provision.

2.	INVESTMENT OPTIONS

2.1.	The Separate Account

Penn Mutual established Penn Mutual Variable Annuity Account III (the “Separate Account”) on April 13, 1982. The Separate Account is registered with the Securities and Exchange Commission (SEC) as a unit investment trust and is a “separate account” within the meaning of the federal securities laws. The SEC does not supervise our management or the investment practices of the Separate Account. The Separate Account is divided into Subaccounts that invest in shares of different mutual funds. We own the assets of the Separate Account.

•

The income, gains and losses, whether or not realized, of the Separate Account are, in accordance with the Contract, credited to or charged against the Separate Account without regard to the other income, gains or losses of Penn Mutual.

•	The Separate Account and its Subaccounts are not responsible for the liabilities of any other business of Penn Mutual.

The investment results of the Separate Account are not guaranteed.

Investment Options in the Separate Account

The Separate Account currently has Subaccounts that invest in the following Funds. There may be limitations on the availability of these funds with the presence of an optional benefit.

Penn Series Funds, Inc.	Investment Sub-Adviser	Objective
Money Market Fund	Independence Capital Management, Inc. Horsham, Pennsylvania	Seeks to preserve capital, maintain liquidity and achieve the highest possible level of current income consistent with these objectives, by investing in high quality money market instruments; an investment in the Fund is neither insured nor guaranteed by the U.S. Government and there can be no assurance that the Fund will be able to maintain a stable net asset value of $1.00 per share.

Limited Maturity Bond Fund	Independence Capital Management, Inc. Horsham, Pennsylvania	Seeks highest available current income consistent with liquidity and low risk to principal through investment primarily in marketable investment grade debt securities; total return is secondary.

Quality Bond Fund	Independence Capital Management, Inc. Horsham, Pennsylvania	Seeks the highest income over the long term consistent with the preservation of principal through investment primarily in marketable investment grade debt securities.

High Yield Bond Fund	T. Rowe Price Associates, Inc. Baltimore, Maryland	Seeks high current income by investing primarily in a diversified portfolio of long term high-yield/high-risk fixed income securities in the medium to lower quality ranges; high-yield/high-risk fixed income securities, which are commonly referred to as “junk” bonds, generally involve greater risks of loss of income and principal than higher rated securities.

Flexibly Managed Fund	T. Rowe Price Associates, Inc. Baltimore, Maryland	Seeks to maximize total return (capital appreciation and income) by investing in common stocks, other equity securities, corporate debt securities, and/or short term reserves, in proportions considered appropriate in light of the availability of attractively valued individual securities and current and expected economic and market conditions.

Balanced Fund	Independence Capital Management, Inc. Horsham, Pennsylvania	Seeks to achieve long-term growth and current income by using a “fund-of-funds” strategy.

Large Growth Stock Fund	T. Rowe Price Associates, Inc. Baltimore, Maryland	Seeks long-term growth of capital and increase of future income by investing primarily in common stocks of large capitalization companies that have long-term growth potential.

Large Cap Growth Fund	Turner Investments, L.P. Berwyn, Pennsylvania	Seeks to achieve long-term growth of capital (capital appreciation) by investing in equity securities of large capitalization companies with above-average growth potential.

Large Core Growth Fund	Wells Capital Management Inc. San Francisco, California	Seeks to achieve long-term growth of capital (capital appreciation) by investing primarily in common and preferred stocks of large capitalization U.S. companies.

Large Cap Value Fund	OppenheimerFunds, Inc. New York, New York	Seeks long-term capital growth primarily by investing in equity securities of large capitalization companies believed to be undervalued.

Large Core Value Fund	Eaton Vance Management Boston, Massachusetts	Seeks to achieve total return by investing primarily in value stocks of large capitalization companies and dividend-paying stocks.

Index 500 Fund	SSgA Funds Management, Inc. Boston, Massachusetts	Seeks total return (capital appreciation and income) which corresponds to that of the S&P 500 Index while keeping expenses low. The S&P 500 is an index of 500 common stocks, most of which trade on the New York Stock Exchange; “S&P 500 Index” and “500” are trademarks of the McGraw-Hill Companies, Inc. and have been licensed for use by Penn Series Funds, Inc.; the Fund is not sponsored, sold or promoted by Standard & Poor’s and Standard & Poor’s makes no representation regarding the advisability of investing in the Fund.

Mid Cap Growth Fund	Turner Investments, L.P. Berwyn, Pennsylvania	Seeks to maximize capital appreciation by investing primarily in common stocks of mid-cap U.S. companies with market capitalizations in the range of those companies included in the Russell Midcap Index that have strong earnings growth potential.

Mid Cap Value Fund	Neuberger Berman Management LLC New York, New York	Seeks to achieve growth of capital by investing primarily in equity securities of mid-cap U.S. companies with market capitalizations in the range of those companies included in the Russell Midcap Index that are undervalued.

Mid Core Value Fund	Lord, Abbett & Co. LLC Jersey City, New Jersey	Seeks to achieve growth of capital by investing in equity securities of mid-cap companies with market capitalizations in the range of those companies included in the Russell Mid Cap Index; the Fund seeks to invest in well-managed companies whose stock prices are undervalued.

SMID Cap Growth Fund	Wells Capital Management Inc. San Francisco, California	Seeks to achieve long-term returns by investing primarily in common stocks of small and medium capitalization U.S. companies.

SMID Cap Value Fund	AllianceBernstein L.P. New York, New York	Seeks to achieve long-term growth of capital by investing primarily in a diversified portfolio of equity securities of small and medium capitalization U.S. companies, generally representing 60 to 125 companies.

Small Cap Growth Fund	Allianz Global Investors Capital LLC New York, New York	Seeks capital appreciation by investing primarily in common stocks of small capitalization companies with above-average growth prospects.

Small Cap Value Fund	Goldman Sachs Asset Management, L.P. New York, New York	Seeks capital appreciation through investment in a diversified portfolio of securities consisting primarily of equity securities of companies with market capitalizations in the range of those companies included in the Russell 2000 Value Index.

Small Cap Index Fund	SSgA Funds Management, Inc. Boston, Massachusetts	Seeks to replicate the returns and characteristics of a small cap index by investing at least 80% of its net assets in securities listed in the Russell 2000® Index.

Developed International Index Fund	SSgA Funds Management, Inc. Boston, Massachusetts	Seeks to replicate the returns and characteristics of an international index composed of securities from developed countries by investing at least 80% of its net assets in securities listed in the Morgan Stanley Capital International® Europe, Australasia, Far East (MSCI EAFE) Index.

International Equity Fund	Vontobel Asset Management, Inc. New York, New York	Seeks to achieve capital appreciation by investing in a carefully selected diversified portfolio consisting primarily of equity securities; the investments will consist principally of equity securities of European and Pacific Basin countries.

Emerging Markets Equity Fund	Morgan Stanley Investment Management Inc. New York, New York	Seeks to achieve capital appreciation by investing in equity securities located in emerging market countries.

Real Estate Securities Fund	Cohen & Steers Capital Management, Inc. New York, New York	Seeks to achieve a high total return consistent with reasonable investment risks by investing in common stocks and other equity securities issued by real estate companies, including real estate investment trusts .

Aggressive Allocation Fund	Independence Capital Management, Inc. Horsham, Pennsylvania	Seeks to achieve long-term capital growth by using a “fund-of-funds” strategy.

Moderately Aggressive Allocation Fund	Independence Capital Management, Inc. Horsham, Pennsylvania	Seeks to achieve long-term capital growth and current income by using a “fund-of-funds” strategy.

Moderate Allocation Fund	Independence Capital Management, Inc. Horsham, Pennsylvania	Seeks to achieve long-term capital growth and current income by using a “fund-of-funds” strategy.

Moderately Conservative Allocation Fund	Independence Capital Management, Inc. Horsham, Pennsylvania	Seeks to achieve long-term capital growth and current income by using a “fund-of-funds” strategy.

Conservative Allocation Fund	Independence Capital Management, Inc. Horsham, Pennsylvania	Seeks to achieve long-term capital growth and current income by using a “fund-of-funds” strategy.

A prospectus for each of these Funds, which contains additional information about the Funds including their investment objectives and policies and expenses, accompanies this prospectus. Read the prospectuses of these Funds carefully before investing. You may also obtain copies of the prospectuses, without charge, by writing to The Penn Mutual Life Insurance Company, Customer Service Group – C3R, Philadelphia, PA 19172, or by calling, toll free, 800-523-0650.

Independence Capital Management, Inc., Horsham, Pennsylvania is investment adviser to each of the Funds and a wholly owned subsidiary of Penn Mutual.

Shares of Penn Series are sold to other variable life and variable annuity separate accounts of Penn Mutual and its subsidiary, The Penn Insurance and Annuity Company. For more information on the possible conflicts involved when the Separate Account invests in Funds offered to other separate accounts, see the Fund prospectuses and Statements of Additional Information.

The Variable Account Value

Your assets in the Separate Account are held as Accumulation Units of the Subaccounts that you select. An Accumulation Unit is a unit of measure used to compute the Variable Account Value under the Contract prior to the Annuity Date. The Variable Account Value is the sum of the values of the Accumulation Units held in the Subaccounts for this Contract.

Accumulation Units – Valuation

We value Accumulation Units as of the close of regular trading on the New York Stock Exchange (“NYSE”) (generally, 4:00 p.m. ET). When you invest in, withdraw from, or transfer money to a Subaccount, you receive the Accumulation Unit value next computed after we receive and accept your Purchase Payment or your withdrawal or transfer request at our Administrative Office. Allocation, withdrawal and transfer instructions received from you or the agent of record (pursuant to your instruction) at our Administrative Office after the close of regular trading on the NYSE will be valued based on the Accumulation Unit value computed as of the close of regular trading on the next NYSE business day. In the case of your first Purchase Payment, you receive the price next computed after we accept your application to purchase a Contract.

The value of an Accumulation Unit is $10 when a Subaccount begins operation. The value of an Accumulation Unit may vary and is determined by multiplying its last computed value by the net investment factor for the Subaccount for the current Valuation Period. The net investment factor measures (1) investment performance of Fund shares held in the Subaccount, (2) any taxes on income or gains from investments held in the Subaccount, and (3) the Mortality and Expense Risk Charge and Asset Based Contract Administration Charge assessed against the Subaccount.

Voting Instructions

You have the right to tell us how to vote proxies for the Fund shares in which your Purchase Payments are invested. If the law changes and permits us to vote the Fund shares, we may do so.

If you are a Contract Owner, we determine the number of full and fractional Fund shares that you may vote by dividing your interest in a Subaccount by the net asset value per share of the Fund. We may change these procedures whenever we are required or permitted to do so by law.

2.2.	The Fixed Account

The Fixed Account is the account in which amounts are held for this Contract under all Fixed Account Options prior to the Annuity Date.

Fixed Account Options are:

•	Fixed Interest Options and

•	Fixed Dollar Cost Averaging Options.

The Fixed Account Value is determined by the total amount of premium allocated to the Fixed Account Options, adjusted by partial withdrawals, transfers, charges and expenses, and accumulated at effective annual rates declared by the Company, but at no less than the Minimum Guaranteed Interest Rate specified in your Contract.

The Fixed Account (including the Fixed Interest Options and the Fixed Dollar Cost Averaging Options) is part of the Company’s general account which is subject to the claims of the Company’s creditors. The Company’s insurance obligations and guarantees under the Contract are paid in part out of the general account and, therefore, Contract Owners should consider the Company’s financial statements and claims paying ability for the payment of such obligations and guarantees.

Interests in the Fixed Account are not registered under the Securities Act of 1933 and the general account is not registered as an investment company under the Investment Company Act of 1940. This prospectus generally discusses only the variable portion of the Contract. The staff of the Commission has not reviewed the disclosure in this prospectus relating to the Fixed Account. Disclosure regarding the Fixed Account, however, may be subject to generally applicable provisions of the federal securities laws relating to the accuracy and completeness of statements made in this prospectus.

FIXED INTEREST OPTIONS

You may allocate or transfer your Contract Value to one or more of the Fixed Interest Options available under your Contract. Available Interest Periods of the Fixed Interest Options may range from one year to seven years, depending on the options currently being offered by the Company. The Company may provide additional Fixed Interest Options in the future.

Amounts held in the Fixed Interest Options of the Fixed Account will be credited with interest at effective annual rates declared by the Company each month. The declared interest rate will apply from the date of the allocation or transfer through the end of the elected Interest Period.

You may not transfer amounts held in the Fixed Interest Options to Subaccounts or to another Fixed Interest Option prior to the end of the Interest Period. For the 25 days following the expiration of such period, you may also transfer all or a portion of the amount held in such Fixed Interest Option to Subaccount(s) or to another account of the Fixed Interest Options. If you do not withdraw or reallocate money in a Fixed Interest Option within 25 days after the expiration of that account's Interest Period, the Company will renew the portion of the Fixed Interest Option that has expired at the new rate declared for the Interest Period at that time.

All Interest Periods end on the last day of a calendar month, therefore transfers to a Fixed Interest Option on other than the 1st of the month will result in a shorter Interest Period (i.e. transfers on the 16th of a month will result in 15 fewer days of interest than the Interest Period selected).

We offer a Minimum Guaranteed Interest Rate that varies from 1% to 3%, is set on the Contract Date, and will not change through the life of the Contract. The Minimum Guaranteed Interest Rate that applies to you is specified in your Contract. The Minimum Guaranteed Interest Rate for any Fixed Interest Option is determined based on a formula established by state law as described below.

The minimum guaranteed interest rate is the lesser of (1) 3% and (2) the average over a 12-month period, rounded to the nearest 1/20th of 1%, of the 5-year constant maturity treasury rate reduced by 125 basis points, where the resulting interest rate is not less than 1%. This rate is set by the Company quarterly on January 1, April 1, July 1 and October 1. The rate calculated as shown above is the minimum guaranteed interest rate for the life of the Contract. The calculated guaranteed rate will never be lower than the minimum nonforfeiture rate required by state law.

FIXED DOLLAR COST AVERAGING OPTIONS

The Dollar Cost Averaging Program is described in detail in the “Optional Contract Features” section on page 31 of this prospectus.

Amounts held in a Fixed Dollar Cost Averaging Option of the Fixed Account will be credited with interest at effective annual rates, declared by the Company.

The Minimum Guaranteed Interest Rate applicable for any Fixed Dollar Cost Averaging Option of the Fixed Account (according to your Contract) is determined on the Contract Date. The minimum rate can range between 1% and 3%, unless applicable law permits a reduction. The minimum guaranteed interest rate for any Fixed Account Option is determined based on a formula established by state law as described below.

The minimum guaranteed interest rate is the lesser of (1) 3% and (2) the average over a 12-month period, rounded to the nearest 1/20th of 1%, of the 5-year constant maturity treasury rate reduced by 125 basis points, where the resulting interest rate is not less than 1%. This rate is set by the Company quarterly on January 1, April 1, July 1 and October 1. The rate calculated as shown above is the minimum guaranteed interest rate for the life of the Contract. The calculated guaranteed rate will never be lower than the minimum nonforfeiture rate required by state law.

The declared interest rate will apply from the date of the allocation through the end of the Dollar Cost Averaging Period. Purchase Payments received after the start of a Dollar Cost Averaging Period will create an additional Dollar Cost Averaging Period. The available periods under the Fixed Dollar Cost Averaging Options are six months and twelve months. At the end of the Dollar Cost Averaging Period any interest remaining in the account will be automatically transferred into the variable Subaccounts based on the allocation initially selected by the Contract Owner.

2.3.	Contract Value and Surrender Value

Your Contract Value is the sum of the Variable Account Value and the Fixed Account Value. Variable Account Value is the sum of the values of the Accumulation Units held in the Subaccounts (see “The Separate Account” above). Fixed Account Value is the value of amounts held in all Fixed Account Options (Fixed Interest Options and Fixed Dollar Cost Averaging Options) of the Fixed Account for this Contract (see “The Fixed Account” above).

Your Contract also has a “Surrender Value”. Your Contract’s Surrender Value is equal to the Contract Value, less: 1) the Annual Contract Administrative Charge (if applicable), 2) pro-rata portion of any accrued charges for optional benefits, 3) any applicable Surrender Charges, 4) any applicable Premature Withdrawal Charges (see “Fees and Expenses” on page 39), and 5) forfeited Purchase Payment Enhancements, if applicable (see “Can I Keep My Purchase Payment Enhancements?” on page 30 of this prospectus).

3.	FEES AND EXPENSES

This section explains the fees and expenses you might incur. “Fee Tables” section on page 13 of this prospectus summarizes all charges and fees that may be imposed on your Contract. Please, refer to these tables for a quick summary. You also pay expenses of the Funds that you select as investment options in the Separate Account. See the prospectus of Penn Series Funds, Inc. for additional information on Fund expenses.

3.1.	Transaction Charges

SURRENDER CHARGE

If you wish to withdraw more than the Free Withdrawal Amount (see “Surrender-Charge Free Withdrawals” on page 48 of this prospectus) or decide to surrender your Contract during the Surrender Charge Period, you may be assessed a Surrender Charge. This charge is used to pay our sales expenses. Sales expenses that are not covered by the Surrender Charge are paid from the surplus of the Company, which may include proceeds from the Mortality and Expense Risk Charge.

The Surrender Charge varies by the Base Contract Option and declines gradually over a period of several years. Surrender Charges will be applied to all withdrawals (including lifetime withdrawals guaranteed under the Guaranteed Growth and Income Benefit Rider), which are not “Surrender-Charge Free Withdrawals” as described on page 48 of this prospectus.

Each Purchase Payment is tracked separately and the amount of the Surrender Charge depends upon the length of time since we received your Purchase Payment. The sum of all Purchase Payments not yet withdrawn will constitute a “Surrender Charge Basis”. The Surrender Charge Basis will be reduced by the full amount of each withdrawal, including the Free Withdrawal Amount.

Earnings accumulated during the life of the Contract will not be subject to a Surrender Charge. For purposes of calculating the Surrender Charge, Purchase Payments shall be treated as withdrawn prior to any available earnings. Available earnings equal the difference, if any, between the Contract Value at the time of a withdrawal and the Purchase Payments to which the Contract Value is attributable.

The Free Withdrawal Amount will be applied to the Purchase Payments with the earliest effective date. The withdrawal amount subject to charges will be taken out following the Free Withdrawal Amount, from the oldest Purchase Payment remaining in the Surrender Charge Basis first. It will thus receive the Surrender Charge associated with the Purchase Payment from which it is being withdrawn. This is called a first-in, first-out basis. There will be no Surrender Charge on amounts withdrawn that exceed the total Purchase Payments of the Contract.

Please see “Surrender Charges” example in Appendix B.

When you request a withdrawal, we will first determine whether any portion of the requested amount is subject to the Surrender Charge. Once the amount subject to charges is determined, we will follow the first-in, first-out principle (described above) to assess the charges. The Surrender Charges are expressed as a percentage of each Purchase Payment withdrawn and vary by the age of Purchase Payment and the Base Contract Option as follows:

Schedule of Surrender Charges

Number of full years since Purchase Payment	Applicable Surrender Charge
	Smart Foundation Base Contract Option	Smart Foundation Flex Base Contract Option	Smart Foundation Plus Base Contract Option
0	8.0%	8.0%	8.0%
1	7.0%	7.0%	8.0%
2	6.0%	6.0%	8.0%
3	5.0%	5.0%	7.0%
4	4.0%	0.0%	6.0%
5	3.0%	0.0%	5.0%
6	1.5%	0.0%	4.0%
7	0.0%	0.0%	3.0%
8	0.0%	0.0%	2.0%
9	0.0%	0.0%	0.0%

Surrender Charges may vary by state. Please see “Appendix C: State Variations”.

PREMATURE WITHDRAWAL CHARGE

A Premature Withdrawal Charge may be deducted from the interest earned on any amount that is withdrawn during the period for which an interest rate is guaranteed, from a Fixed Interest Option with an Interest Period longer than one year. The Premature Withdrawal Charge will be determined by multiplying the Premature Withdrawal Rate by the Premature Withdrawal Amount.

The Premature Withdrawal Rate equals one-fourth of the most recent effective annual interest rate then applicable to the Fixed Interest Option account from which the Premature Withdrawal Amount is withdrawn.

The Premature Withdrawal Amount equals (a) minus (b) where:

(a)	is the total amount withdrawn from the Fixed Interest Option Accounts, and

(b)	is the amount withdrawn from the Fixed Interest Option Accounts for which the declared effective annual interest rate has expired in the immediately preceding 25 days.

The Premature Withdrawal Charge shall not apply to a payment on death or any Annuity Payments. This charge will not apply to Required Minimum Distributions, if the Default Liquidity Order1 is followed. Also, you must indicate (at the time of request) that you are taking a withdrawal for the purpose of satisfying Required Minimum Distributions in order for the withdrawal to be Premature-Withdrawal-Charge free. The Free Withdrawal Amount is subject to the Premature Withdrawal Charge. In no event will the Premature Withdrawal Charge invade the Contract Owner’s principal investment in the applicable Fixed Interest Option.

[1]

Default Liquidity Order: the withdrawal should be taken from the variable Subaccounts first; when the withdrawal exhausts your Variable Account Value, then any remaining withdrawal should be taken from the Fixed Interest Accounts beginning with the Fixed Interest Account with the shortest Interest Period. Within a Fixed Interest Account, withdrawals will be made from amounts most recently allocated, renewed or transferred.

MAXIMUM WITHDRAWAL CHARGE

Under no circumstances will the sum of the Premature Withdrawal Charge and the Surrender Charge exceed 10% of the amount withdrawn.

TRANSFER FEE

For transfers other than Dollar Cost Averaging and Automatic Asset Rebalancing, we reserve the right to charge a fee, although no charges currently exist. The transfer fee would not exceed $20.

3.2.	Periodic Charges

CONTRACT ADMINISTRATION CHARGES

These charges cover the cost of administering the Contract and the Separate Account.

Annual Contract Administration Charge

We deduct from your Variable Account Value an Annual Contract Administration Charge that is the lesser of $40 or 2% of your Variable Account Value on the deduction date, which is the last day of each Contract Year. This charge will also be deducted if the Variable Account Value is withdrawn or transferred in full on a date other than the deduction date. We will not deduct this charge if, when the deduction is to be made, your Variable Account Value is $50,000 or more1. The charge will not be deducted upon annuitization, or after the Annuity Date. To assess this charge, we cancel Accumulation Units credited to your Contract, pro-rata among the Subaccounts in which you invest. The Annual Contract Administration Charge is the same for all Base Contract Options.

Asset Based Contract Administration Charge

This charge is expressed on an annual basis and will be assessed as a percentage of the daily net asset value of the Separate Account. The Asset Based Contract Administration Charge currently is, and will not exceed, an effective annual rate of 0.15%. The Asset Based Contract Administration Charge is the same for all Base Contract Options.

MORTALITY AND EXPENSE RISK CHARGE

We deduct from the net asset value of the Separate Account a daily Mortality and Expense Risk Charge. This charge pays for the mortality-related guarantees we make under the Contract (e.g., the death benefit and the guarantee that the annuity factors will never be decreased even if mortality experience is substantially different than originally assumed) and for the risk that our Contract Administration Charges will be insufficient to cover administration expenses over the life of the Contract.

[1]

Value is determined after all withdrawals and Purchase Payments are processed, but before any charges are taken out, on the day of the deduction. If the Contract is surrendered, or the Variable Account Value is withdrawn in full, Annual Contract Administration Charge will be part of the withdrawal transaction and Surrender Value calculation.

Mortality and Expense Risk Charge is 1.25% for the Smart Foundation Base Contract Option, 1.50% for the Smart Foundation Flex Base Contract Option, and 1.45% for the Smart Foundation Plus Base Contract Option.

DAILY CHARGES SUMMARY TABLE

The following table summarizes the total daily Separate Account charges, including the Mortality & Expense Risk Charges and the Daily Administrative Charge for each Base Contract Option. These charges will not be increased for the life of your Contract.

Base Contract Option	Smart Foundation	Smart Foundation Flex	Smart Foundation Plus
Mortality & Expense Risk Charge	1.25%	1.50%	1.45%
Asset Based Contract Administration Charge	0.15%	0.15%	0.15%
Total	1.40%	1.65%	1.60%

RIDER CHARGES

You can purchase optional benefits (“Riders”) with your Contract for an additional charge (“Rider Charge”). If you make a full surrender of your Contract before the charges for any Riders have been deducted, your Contract Value will be reduced by the accrued Rider Charges, plus any applicable Surrender Charge. In addition, upon payment of the Death Benefit associated with the Contract, the Death Benefit payable will be reduced by the accrued Rider Charges. No Rider Charge will be imposed upon Annuitization.

Depending on the type and/or combination of the Riders that you purchase, the Rider Charge will be expressed as an annual percentage of the Withdrawal Benefit Base (Guaranteed Growth and Income Benefit Rider), the Enhanced Death Benefit Base (Enhanced Death Benefit Rider), or Variable Account Value (Guaranteed Minimum Accumulation Benefit Rider), and will be deducted from the Contract Value each Contract Year Quarter (Guaranteed Growth and Income Benefit Rider and Enhanced Death Benefit Rider), or the day before Contract Anniversary (Guaranteed Minimum Accumulation Benefit Rider). The Withdrawal Benefit Base or the Enhanced Death Benefit Base used in the calculation is the average monthly benefit base over the Contract Year Quarter. Variable Account Value used in the calculation is the average monthly Contract Value over the Contract Year.

For quarterly deduction, one fourth of the annual Rider Charge will be multiplied by the average monthly benefit base over the Contract Year Quarter and this amount will be deducted on the last day of the Contract Year Quarter.

For annual deduction, the annual Rider Charge will be multiplied by the average monthly Contract Value over the Contract Year and this amount will be deducted on the last day of the Contract Year.

The Rider Charge will be deducted from the Subaccounts pro-rata, based on the fund allocation at the time of deduction.

Current and Maximum Rider Charges are summarized in the table below. The current charge for any Rider will not exceed the Maximum Rider Charge, and the increase to the charge may not be greater than the Maximum Rider Charge Increase.

More information about the Rider Charges and the Rider Charge increases is available in the applicable optional benefit section.

Current and Maximum Rider Charges

Guaranteed Growth and Income Benefit

Guarantee Type	Current Rider Charge	Maximum Rider Charge	Maximum Rider Charge Increase
Single Life Guarantee	1.05%	2.00%	0.50%

Joint Life Guarantee	1.25%	2.00%	0.50%

Enhanced Death Benefit

Guarantee Type	Current Rider Charge	Maximum Rider Charge	Maximum Rider Charge Increase
Single Life Guarantee	0.35%	0.75%	0.15%

Joint Life Guarantee**	0.35%	0.75%	0.15%

Guaranteed Growth and Income and Enhanced Death Benefit Combination Rider *

Charge Type	Current Rider Charge		Maximum Rider Charge	Maximum Rider Charge Increase
	Single Life Guarantee	Joint Life Guarantee**
Guaranteed Growth and Income Rider Charge	1.05%	1.25%	2.00%	0.50%

Enhanced Death Benefit Charge	0.20%	0.20%	0.75%	0.15%

*	Rider Charges, applied separately to each Benefit Base, may be increased independently.
**

The Enhanced Death Benefit is payable on death of the Covered Life with a Single Life Guarantee. If a Joint Life Guarantee is elected, on death of one Covered Life, the surviving Covered Life can choose to continue the Contract[1] and all Riders. The Enhanced Death Benefit will then be payable to the Beneficiary upon the death of the surviving Covered Life.

Guaranteed Minimum Accumulation Benefit

Current Rider Charge	Maximum Rider Charge
0.60%	1.00%

[1]

Federal tax regulations may require that a distribution take place upon Contract Owner’s death, unless spousal continuation is exercised. If spousal continuation is not exercised or not permitted by the IRS regulations, the applicable death benefit, if any, will be paid out, and both the Contract and Rider(s) will terminate.

UNDERLYING FUND CHARGES

The Funds assess fees and charges that you pay indirectly through your investment subaccount. For more information about these fees, see the “Fees and Expenses” on page 36 of this prospectus and the fee table in the Fund’s prospectus.

The Company or an affiliate may receive asset-based compensation from the Funds' advisors or their affiliates for, among other things, customer service and recordkeeping services with respect to those assets. These payments are not charges under your Contract and do not increase the Underlying Fund or Contract charges described in this section or in the fee table.

3.3.	Deduction of Charges

The Asset Based Contract Administration Charge and the Mortality and Expense Risk Charge will be computed and deducted from each Subaccount of the Separate Account in which the Contract Owner is invested. These deductions will be made daily.

The Company will deduct other charges applicable to the Variable Account by canceling Accumulation Units. The value of the canceled units will be equal to the amount of the charges. Cancellation of Accumulation Units will be in the ratio of the Contract Owner’s share in each Subaccount of the Separate Account to the Variable Account Value.

4. ACCESS TO YOUR MONEY

You can access your money at any time. However, if you decide to withdraw more than the Free Withdrawal Amount or surrender the Contract during the Surrender Charge Period, you may be assessed a Surrender Charge (see “Surrender Charge” on page 39 of this prospectus for details). You may also be subject to tax in the tax year in which you take a withdrawal from your Contract, including a 10% penalty tax under certain circumstances. See “Taxes” on page 110 of this prospectus for details.

Before the end of the Surrender Charge Period, you can access a portion of the money in the Contract each Contract Year without being assessed a Surrender Charge. This is called a Free Withdrawal Amount (see “Surrender-Charge Free Withdrawals” below).

After the Surrender Charge Period is over, all the money in your Contract may be accessed Surrender-Charge free (see “Purchase Payments out of the Surrender Charge Period” on page 49 of this prospectus).

A waiver of Surrender Charges may be available under the Medically or Disability Related Withdrawal provision of the Contract. See “Waiver of Surrender Charges” on page 49 of this prospectus).

4.1.	Ways to Access Your Money

You may access your Contract Value in one of the following ways:

•	by surrendering your Contract and receiving the Surrender Value,

•	by taking a partial withdrawal,

•	by taking systematic withdrawals,

•	by taking Required Minimum Distributions (Qualified Contracts only),

•	when you start the Annuity Payments based on your Contract Value.

FULL SURRENDER

You can choose to surrender your Contract for its Surrender Value at any time before the death of the Contract Owner or Annuitant, and before the Annuity Date by sending a written request to our Administrative Office. Upon your request to surrender the Contract, all benefits under the Contract, including any optional benefits, will terminate as of the date of receipt of your written request by the Company. You will receive the Surrender Value, which is your Contract Value reduced by any applicable charges, such as: Surrender Charge, Premature Withdrawal Charge, forfeited Purchase Payment Enhancement(s), Rider Charges, Annual Contract Administration Charge (also see “Contract Value and Surrender Value” on page 38). We base your Surrender Value on your Contract Value next determined after we receive proper authorization from the Contract Owner at our Administrative Office.

WITHDRAWALS TREATED AS SURRENDERS

In some circumstances, we reserve the right to treat your withdrawal as a full surrender, or to initiate a payment of the Surrender Value to you. This will cause your Contract and any optional benefits to terminate.

The following withdrawals will be treated as full surrenders:

•

Any withdrawal initiated by your request or deduction of fees or charges by the Company that brings the Contract Value to zero (unless the Guaranteed Growth and Income Benefit Rider is present - see “Guaranteed Growth and Income Benefit” on page 80),

•

Any withdrawal that would result in the amount remaining in the Contract to be less than the Minimum Remaining Balance, or less than $250 remains in each Subaccount or Fixed Interest Option. These rules vary by your Base Contract Option and do not apply to Required Minimum Distributions or lifetime withdrawals taken under the Guaranteed Growth and Income Benefit Rider.

Base Contract Option	Minimum Remaining Balance (after withdrawal)
Smart Foundation	$2,000

Smart Foundation Flex	$5,000

Smart Foundation Plus	$5,000

Withdrawal requests that would cause the Contract Value to reduce to zero or fall below the Minimum Remaining Balance will not be processed. You will have the option of processing a full surrender or cancelling your withdrawal request. If the Contract Value is reduced to zero as a result of deduction of fees or charges by the Company, the Contract will be terminated as of the date of deduction and notification of termination will be made to the Contract Owner.

We also reserve the right to terminate the Contract and any applicable Death Benefit by initiating a payment of the Surrender Value to you, if there is no Purchase Payment activity during the two most recent Contract Years, and the Contract Value is less than $1,000.

The Company will notify the Contract Owner 60 days prior to terminating the Contract, by sending a notice via US Mail to the Contract Owner’s mailing address on file. A second notice will be sent 30 days prior to the date of termination. If no action is taken by the Contract Owner to increase the Contract Value to the required minimum, the Contract will be terminated by the Company and the Surrender Value will be paid to the Contract Owner.

PARTIAL WITHDRAWAL

You may take a partial withdrawal from your Contract Value before the Annuity Date and the death of the Contract Owner or Annuitant. We base your withdrawal on your Contract Value next determined after we receive proper authorization from the Contract Owner at our Administrative Office. We normally will pay you within seven days. You may pay a Surrender Charge when you withdraw part of your Contract Value. See “Surrender Charge” on page 39 for details. You may also be subject to tax in the tax year in which you make a withdrawal, including an additional 10% tax under certain circumstances. See “Taxes” section on page 110.

The following rules and restrictions apply to partial withdrawals:

•	Minimum Withdrawal. The minimum withdrawal is $500. If it is your first withdrawal in a Contract Year, the minimum withdrawal is the lesser of the following:

1)	Free Withdrawal Amount (as defined on page 48),

2)	Required Minimum Distribution amount, or

3)	$500.

•

Minimum Remaining Balance. You may take a partial withdrawal only if the amount remaining in the Contract after the withdrawal is at least equal to the Minimum Remaining Balance (varies by the Base Contract Option) and the balance remaining in the Subaccount or Fixed Interest Option from which the withdrawal is made is at least $250:

Base Contract Option	Minimum Remaining Balance (after withdrawal)
Smart Foundation	$2,000

Smart Foundation Flex	$5,000

Smart Foundation Plus	$5,000

•

Zero Contract Value. If you take a withdrawal that brings the Contract Value to zero, your Contract will be terminated (unless the Guaranteed Growth and Income Benefit Rider is present - see “Guaranteed Growth and Income Benefit” on page 80 of this prospectus).

•

Premature Withdrawal Charge. Any withdrawal from the Fixed Interest Option (except Required Minimum Distributions if Default Liquidity Order is followed) may be subject to the Premature Withdrawal Charge, even if the amount withdrawn is within the Free Withdrawal Amount allowance.

•

Default Liquidity Order. If you do not tell us otherwise, the withdrawal will be taken pro-rata from the variable Subaccounts; if the partial withdrawal exhausts your Variable Account Value, then any remaining withdrawal will be taken from the Fixed Interest Options beginning with the Fixed Interest Option with the shortest Interest Period. Within a Fixed Interest Option, partial withdrawals will be made from amounts most recently allocated, renewed or transferred.

SYSTEMATIC WITHDRAWALS

Systematic Withdrawals are regular payments that we make to you on a monthly, quarterly, semiannual or annual basis. It is a convenient way for you to withdraw your annual Free Withdrawal Amount without incurring a Surrender Charge, as well as to take Required Minimum Distributions or the Guaranteed Annual Withdrawal Amount under the Lifetime Withdrawal Guarantee of the Guaranteed Growth and Income Benefit Rider. Systematic Withdrawals are available if you have not exhausted your Free Withdrawal Amount in the current Contract Year.

If you have a Smart Foundation Plus Base Contract Option (which offers Purchase Payment Enhancements), Systematic Withdrawals are not available in the first Contract Year.

Currently, we offer the following Systematic Withdrawal Options:

•	Annual Free Withdrawal Amount – see page 48 of this prospectus for details,

•	Required Minimum Distribution (RMD) – see page 51 of this prospectus for details,

•	Guaranteed Annual Withdrawal Amount as specified by the Guaranteed Growth and Income Benefit Rider,

•	Designated Withdrawal Amount (Fixed Dollar Amount),

•	Substantially Equal Periodic Payments under IRS Section 72(q)/(t).

The total amount that you withdraw in a Contract Year cannot exceed your Free Withdrawal Amount. However, RMD withdrawals and Guaranteed Annual Withdrawal Amounts under the Guaranteed Growth and Income Benefit Rider can be taken systematically, even if they exceed your Free Withdrawal Amount1.

The withdrawals can be taken on a monthly, quarterly, semiannual or annual basis, and the minimum amount of each withdrawal payment is $50. We will adjust the frequency of your payments so that payments are at least $50 each. For example, if you would like to withdraw $100 a year, you can set up annual or semiannual withdrawals, but not quarterly or monthly. Your payments will begin on the next withdrawal date following one modal period after we receive your request. For example, if we receive your request for quarterly withdrawals on January 3rd, and the next withdrawal date is the 8th of the month, your quarterly withdrawals will begin on April 8th. Please note that no confirmations will be sent on systematic withdrawals. Withdrawals will, however, be reflected on statements. For information on the tax treatment of withdrawals, see “Taxes” on page 100 of this prospectus.

In the Contract Year when the Systematic Withdrawals are elected for the first time, the entire amount of the withdrawal requested will be disbursed among the remaining Systematic Withdrawal payments to be made prior to the next Contract Anniversary. Systematic Withdrawal amounts will then be recalculated upon the next Contract Anniversary to reflect the annual withdrawal amount requested and a full year of systematic payments. For example, if you request your Free Withdrawal Amount be withdrawn with monthly Systematic Withdrawals and there are four months remaining in your Contract Year, you will receive the entire Free Withdrawal Amount divided by the four payments remaining in your Contract Year. Upon your next Contract Anniversary, your monthly Systematic Withdrawal payment will be recalculated to be 1/12 of the annual Free Withdrawal Amount. This could result in lower Systematic Withdrawal payments in your second year of withdrawal. Free Withdrawal Amount will not be recalculated to reflect Subsequent Purchase Payments until the next Contract Anniversary.

Default Liquidity Order. If you do not tell us otherwise, the withdrawal will be taken pro-rata from the variable Subaccounts; if the partial withdrawal exhausts your Variable Account Value, then any remaining withdrawal will be taken from the Fixed Interest Options beginning with the Fixed Interest Option with the shortest Interest Period. Within a Fixed Interest Option, partial withdrawals will be made from amounts most recently allocated, renewed or transferred.

Termination of Systematic Withdrawals. To stop the Systematic Withdrawals or to change the amount or the frequency of the withdrawals once Systematic Withdrawals are initiated, you must submit a request by sending a written notice to our Administrative Office or calling Customer Service. The Systematic Withdrawals will terminate upon the earlier of the death of the Contract Owner or the Annuitant, or upon Contract Owner’s request. Systematic Withdrawals will be subject to Surrender Charge if the annual amount withdrawn exceeds the Free Withdrawal Amount. All withdrawals during the Contract Year are considered in the determination of the Free Amount withdrawn and the point at which Surrender Charges will be assessed for additional withdrawals.

[1]	If the Guaranteed Annual Withdrawal Amount exceeds the Free Withdrawal Amount, Surrender Charges will apply.

4.2.	Surrender-Charge Free Withdrawals

The following withdrawals may be taken free of the Surrender Charge:

•	Free Withdrawal Amount

•	Purchase Payments out of Surrender Charge Period

•	Earnings, after all Purchase Payments have been withdrawn or are out of Surrender Charge Period

FREE WITHDRAWAL AMOUNT

You can access up to a maximum of 10% of your total Purchase Payments each Contract Year1 during the Surrender Charge Period, without incurring Surrender Charges. This is referred to as the “Free Withdrawal Amount” (income taxes may apply). The Free Withdrawal Amount first becomes available depending on the Base Contract Option, as described in the table below.

Base Contract Option	Free Withdrawal Amount available each Contract Year
Smart Foundation	10% of total Purchase Payments*, starting in the first Contract Year**
Smart Foundation Flex	10% of total Purchase Payments*, starting in the first Contract Year**
Smart Foundation Plus	10% of total Purchase Payments*, starting in the second Contract Year***

*	The amount available for free withdrawal at any point during a Contract Year is [10% of all Purchase Payments as of the date of the request] less [the amount of all prior free withdrawals made during that Contract Year]. The Free Withdrawal Amount, and then the amounts in excess of the Free Withdrawal Amount, will be applied to Purchase Payments on a first-in, first-out basis as described in the “Surrender Charge” section on page 39 of this prospectus.
**	You can take your Free Withdrawal Amount via Partial Withdrawal or Systematic Withdrawal. If you have a Smart Foundation or a Smart Foundation Flex Base Contract Option, Partial Withdrawal of the entire Free Withdrawal Amount is available on the last day of the first Contract Year and any time during subsequent Contract Years. Systematic Withdrawals are available before the end of the first Contract Year, but you must wait one modal period for Systematic Withdrawals to start. For example, if you request to take your Free Withdrawal Amount monthly via the Systematic Withdrawal option, you must wait one month (at least 30 days) from the Contract Date; if you request them quarterly, you must wait three months to receive them.
***	You can take your Free Withdrawal Amount via Partial Withdrawal or Systematic Withdrawal. If you have a Smart Foundation Plus Base Contract Option, Partial Withdrawal of the entire Free Withdrawal Amount is available starting in the second Contract Year. Surrender Charges will apply and Purchase Payment Enhancements will be forfeited if any withdrawal is taken in the first Contract Year. If you are obligated to take a Required Minimum Distribution in the first Contract Year, one surrender-charge free withdrawal will be permitted on the last day of the first Contract Year to satisfy the requirement. This is only permissible for RMD calculations specific to this Contract, provided at each calendar year end after Contract

[1]	starting in the first or second Contract Year (varies by Base Contract Option)

issue, if applicable. Systematic Withdrawals are available starting in the second Contract Year, and you must wait one modal period for Systematic Withdrawals to start. For example, if you request to take your Free Withdrawal Amount monthly via the Systematic Withdrawal option, you must wait one month (at least 30 days) from the Contract Anniversary on which your Free Withdrawal Amount becomes available; if you request them quarterly, you must wait three months to receive them.

The Free Withdrawal Amount may be taken in multiple withdrawals during the Contract Year, and each withdrawal (Systematic or Partial) will reduce the Free Withdrawal Amount remaining for the Contract Year. You may not carry forward to the next Contract Year any Free Withdrawal Amount remaining at the end of the current Contract Year.

Required Minimum Distributions receive special treatment under the Surrender Charge provisions. See “Required Minimum Distributions” on page 51 of this prospectus for details.

Withdrawals under the Guaranteed Growth and Income Benefit Rider will count towards the annual Free Withdrawal Amount. If the Guaranteed Annual Withdrawal Amount exceeds the Free Withdrawal Amount, Surrender Charges will apply. Withdrawals that exceed the Guaranteed Annual Withdrawal Amount allowed by the Guaranteed Growth and Income Benefit Rider (“Excess Withdrawal”) will significantly reduce future payments under the Guaranteed Growth and Income Benefit Rider. Carefully consider this before taking any withdrawals if you have purchased the Guaranteed Growth and Income Benefit Rider.

PARTIAL AND SYSTEMATIC WITHDRAWALS IN THE SAME CONTRACT YEAR

If you have set up and are receiving Systematic Withdrawals that are free of Surrender Charges, and then request a Partial Withdrawal during the same Contract Year, the Partial Withdrawal will be subject to Surrender Charges.

PURCHASE PAYMENTS OUT OF THE SURRENDER CHARGE PERIOD

You may withdraw any Purchase Payment that is out of the Surrender Charge Period without incurring the Surrender Charge. All withdrawals will be deducted from the oldest Purchase Payments first (first in first out basis). A Surrender Charge Period applies to each Purchase Payment separately and varies by the Base Contract Option:

Base Contract Option	Surrender Charge Period
Smart Foundation	Seven years

Smart Foundation Flex	Four years

Smart Foundation Plus	Nine years

4.3.	Waiver of Surrender Charges

Waiver of Surrender Charges is available for the following withdrawals:

•	Medically Related Withdrawal

•	Disability Related Withdrawal

Waiver of Surrender Charges under the Medically Related Withdrawal or Disability Related Withdrawal provision is available after the first Contract Year and before the Annuity Date. Waiver of Surrender Charges is not available if Contract Owner’s age (or Annuitant’s age for entity-owned Contracts)1 at Contract issue is greater than 75. Premature Withdrawal Charge will not be waived for Medically or Disability Related Withdrawals.

The maximum amount for which the Surrender Charges will be waived is $500,000, including amounts withdrawn from other annuity contracts containing a comparable waiver provision issued by us and our affiliates for the Contract Owner.

You must send us a written request to waive the Surrender Charges before your withdrawal is processed. We will then evaluate your request and may ask for additional information, and/or necessary proof of the medical / disability condition. Your withdrawal will be processed and Surrender Charges will be waived upon the approval of your waiver request by the Company and receipt of all necessary documents and/or proof of medical condition. If the request to waive the Surrender Charges is denied by the Company, the withdrawal proceeds will not be disbursed until you are notified of the denial and provided with the opportunity to accept or reject the withdrawal proceeds, including any Surrender Charges.

MEDICALLY RELATED WITHDRAWAL

You may request the waiver of Surrender Charges for your Medically Related Withdrawal of all or part of your Contract Value if certain medically related contingencies occur. The waiver of Surrender Charges is available if either of the following events occurs:

(1)	The Contract Owner (or Annuitant for entity-owned Contracts) is first confined in a nursing home or hospital while this Contract is in force and remains confined for at least 90 days in a row. The medical care facility must be prescribed based on physical limitations which prohibit daily living in a non- institutional setting (by a licensed physician in writing).

(2)	The Contract Owner (or Annuitant for entity-owned Contracts) is first diagnosed as having a fatal injury or illness (an injury or illness expected to result in death within 2 years for 80% of diagnosed cases) while this Contract is in force.

The medically related contingencies that must be met for waiver of Surrender Charges vary in some states – please see “Appendix C: State Variations”.

In the event of a qualifying medical condition, you must notify the Company of the intent to request a Waiver of Surrender Charge. We must receive the waiver request forms along with the due proof of the confinement or fatal illness in writing (including certification by a licensed physician). Waiver request forms will be provided to you within ten working days of the request. You must be living as of the date the Medically Related Withdrawal proceeds are paid.

DISABILITY RELATED WITHDRAWAL

You may request the waiver of Surrender Charges for your Disability Related Withdrawal of all or part of your Contract Value if:

[1]	If there are joint Owners or Annuitants, age restriction will be based on the person submitting the request for waiver.

(1)	The Contract Owner (or Annuitant for entity-owned Contracts) becomes totally disabled as defined in section 72(m)(7) of the Code and as applied under the Social Security Act, and

(2)	The disability began after the Contract Date, and

(3)	The disability has continued without interruption for four months.

The definition of disability varies by state – please see “Appendix C: State Variations”.

In the event of a qualifying disability, the Contract Owner must notify the Company of the intent to request a Waiver of Surrender Charge. We must receive the waiver request forms along with the due proof of the disability in writing (including physician’s statement of disability). Waiver request forms will be provided to you within ten working days of the request. You must be living as of the date the Disability Related Withdrawal proceeds are paid.

4.4.	Required Minimum Distributions

REQUIRED MINIMUM DISTRIBUTIONS AND FREE WITHDRAWAL

There is no Surrender Charge imposed upon withdrawals taken to satisfy the Required Minimum Distributions (“RMD”) which are required by the Code under qualified contracts, even if this amount exceeds the Free Withdrawal Amount (only applies to Required Minimum Distributions taken from your Penn Mutual Contract1). RMDs first become available after the Contract has been in effect through at least one calendar year-end. You can take RMDs as Systematic Withdrawals if you have not exhausted your Free Withdrawal Amount in the current Contract Year.

If the Free Withdrawal Amount is not available to you in the first Contract Year (applies if you have the Smart Foundation Plus Base Contract Option), and you are obligated to take an RMD applicable to this Contract in the first Contract Year, only one surrender charge-free withdrawal will be permitted on the last day of the first Contract Year to satisfy the requirement.

RMDs reduce the Free Withdrawal Amount during the Contract Year. If you take any additional withdrawals in the same Contact Year as you receive RMD payments, these withdrawals will be subject to a Surrender Charge. During any given Contact Year, you are entitled to receive, free of Surrender Charge, the entire Required Minimum Distribution Amount, or the entire Free Withdrawal Amount, whichever is greater, but not both.

You must indicate (at the time of request) that you are taking a withdrawal for the purpose of satisfying RMDs for this contract in order for the withdrawal to be Surrender-Charge free. Please see “RMD and Surrender Charges / Free Withdrawal” example in Appendix B for more details.

[1]

If Required Minimum Distributions taken are based on any contract other than your Penn Mutual Contract, from which you are taking a distribution, Surrender Charge and the Premature Withdrawal Charge will apply as described in the Contract, and any Purchase Payment Enhancement(s) will be forfeited, if withdrawal is taken within 12 months of the Purchase Payment.

REQUIRED MINIMUM DISTRIBUTIONS AND PREMATURE WITHDRAWAL CHARGE

The Premature Withdrawal Charge will not apply to RMDs if the Default Liquidity Order is followed (see “Default Liquidity Order” below, as well as under “Partial Withdrawal” and “Systematic Withdrawals”). Also, you must indicate (at the time of request) that you are taking a withdrawal for the purpose of satisfying RMDs for this contract in order for the withdrawal to be Premature-Withdrawal-Charge free.

Default Liquidity Order. The withdrawal will be taken from the variable Subaccounts first; when the withdrawal exhausts your Variable Account Value, then any remaining withdrawal will be taken from the Fixed Interest Options beginning with the Fixed Interest Option with the shortest Interest Period. Within a Fixed Interest Option, withdrawals will be made from amounts most recently allocated, renewed or transferred.

EFFECT OF REQUIRED MINIMUM DISTRIBUTIONS ON OPTIONAL BENEFITS

Treatment of RMDs for the purpose of adjusting the optional benefit features for withdrawals will vary based on your benefit election. Please refer to the “Required Minimum Distributions” sub-section of the appropriate optional benefit section (pages 74 and 93) for details.

4.5.	Substantially Equal Periodic Payments under Code Section 72(q) or 72(t)

If a withdrawal is taken from the annuity before age 59  1/2, the IRS generally imposes a 10% early withdrawal penalty on such distributions. However, substantially equal periodic payments under IRC Section 72(q)/72(t) are exempt from the 10% penalty tax on early distributions. If you choose to exercise this option, you will be required to irrevocably choose one of the three acceptable methods (as defined by IRS regulations) and receive these payments until the later of five years or attainment of age 59 1/2.

If you wish to take withdrawals under the Code Sections 72(q) or 72 (t) (prior to age 59  1/2 of the Contract Owner, or Annuitant for entity owned Contracts1), you may do so systematically. 72 (q)/(t) withdrawals do not receive any special treatment under the Surrender Charge or the Premature Withdrawal Charge provisions. If your withdrawal exceeds the annual Free Withdrawal Amount, you will be subject to Surrender Charges as shown on page 39 of this prospectus. If you take a withdrawal from the Fixed Account, you may also be subject to the Premature Withdrawal Charge as described on page 40. If you purchased an optional benefit with your Contract, please refer to the appropriate optional benefit section for details on Substantially Equal Periodic Payments’ treatment under your optional benefit.

4.6.	Transfers

TRANSFER LIMITS

You may transfer your Contract Value among Subaccounts and the Fixed Interest Options of the Fixed Account. The number of transfers you make is limited to no more than two transfers in a calendar month and no more than 12 such transfers in a calendar year. Transfers made under the Dollar Cost Averaging or the Automatic Asset Rebalancing programs will not count against this limit.

[1]	If there are joint Owners or Annuitants, age restriction will be based on the person submitting the request for Substantially Equal Periodic Payments.

•

The minimum amount that may be transferred is $250 or, if less, the total amount held in the Subaccount or Fixed Interest Option. In the case of partial transfers, the amount remaining in the Subaccount or Fixed Interest Option must be at least $250.

•	You may transfer from the Fixed Interest Option(s) to other Subaccounts only at the completion of the Interest Period or within 25 days thereafter.

•	You may transfer from the Six Month Fixed Dollar Cost Averaging Account or the Twelve Month Fixed Dollar Cost Averaging Account to a Subaccount as described under Dollar Cost Averaging below.

•	You may not transfer from a Subaccount to the Six Month Dollar Cost Averaging Account or the Twelve Month Dollar Cost Averaging Account.

•	Transfers may be subject to investment option limitations if your Contract includes any optional benefits.

•	Transfer requests on any given day count as one transfer for the purpose of transfer limit enforcement rules, regardless of the number of funds specified in the request.

GENERAL RULES

Transfers will be based on values at the end of the Valuation Period in which the transfer request is received at our Administrative Office. A transfer request must be received at our Administrative Office from you or the agent of record (pursuant to your instruction), and all other administrative requirements must be met to make the transfer. We will not be liable for following instructions, including instructions from the agent of record, communicated by telephone that we reasonably believe to be genuine. We require certain personal identifying information to process a request for transfer made over the telephone. For transfers other than Dollar Cost Averaging and Automatic Asset Rebalancing, we reserve the right to charge a fee, although we have no present intention of doing so. The transfer fee would not exceed $20.

The Contract may be subject to investment allocation restrictions if your Contract includes any optional benefits, which limit your right to request transfers among Subaccounts and the Fixed Interest Options. Please refer to the appropriate optional benefit section for details.

4.7.	Market Timing / Excessive Trading

GENERAL INFORMATION ON MARKET TIMING

The Contract is not designed for individuals and professional market timing organizations that use programmed and frequent transfers among investment options. We therefore reserve the right to change our telephone transaction policies and procedures at any time to restrict the use of telephone transfers for market timing and to otherwise restrict market timing, up to and including rejecting transactions we reasonably believe are market timing transactions, when we believe it is in the interest of all of our Contract Owners to do so. However, we may not be able to detect all market timing and may not be able to prevent frequent transfers, and any possible harm caused by those we do detect.

FREQUENT TRADING RISKS

Frequent exchanges among Subaccounts and market timing by Contract Owners can reduce the long–term returns of the underlying Funds. The reduced returns could adversely affect the Contract Owners, Annuitants, or Beneficiaries of any variable annuity contract issued by any insurance company with respect to values allocated to the underlying Fund. Frequent exchanges may reduce the mutual fund’s performance by increasing costs paid by the Fund (such as brokerage commissions); they can disrupt portfolio management strategies; and they can have the effect of diluting the value of the shares of long term shareholders in cases in which fluctuations in markets are not fully priced into the Fund’s net asset value.

The insurance–dedicated mutual funds available through the Subaccounts generally cannot detect individual Contract Owner exchange activity because they are owned primarily by insurance company separate accounts that aggregate exchange orders from owners of individual contracts. Accordingly, the Funds are dependent in large part on the rights, ability and willingness of the participating insurance companies to detect and deter short–term trading by Contract Owners. We have entered into an agreement with the Funds that requires us to provide the Funds with certain contract owner transaction information to enable the Funds to review the contract owner transaction activity involving the Funds.

As outlined below, we have adopted policies regarding frequent trading, but there is the risk that these policies and procedures concerning frequent trading will prove ineffective in whole or in part in detecting or preventing frequent trading. As a result of these limitations, some Contract Owners may be able to engage in frequent trading, while other Contract Owners will bear the effects of such frequent trading. Please review the mutual funds’ prospectuses for specific information about the funds’ short–term trading policies and risks, including the possible imposition of redemption fees.

FREQUENT TRADING POLICIES

We have adopted policies and procedures designed to discourage frequent trading as described below. We intend to monitor on an ongoing basis the operation of these policies and procedures and may, at any time without notice to Contract Owner(s), revise them in any manner not inconsistent with the terms of the Contract. If requested by the investment adviser and/or sub-adviser of a Fund, we will consider additional steps to discourage frequent trading. In addition, we reserve the right to reject any Purchase Payment or exchange request at any time for any reason.

We have adopted certain procedures to detect frequent trading. If it appears that market timing activity is occurring or the transfer frequency would be expected to have a detrimental impact on the affected Funds, the following steps will be taken on a uniform basis:

(1)	A letter is sent to the Contract Owner(s) and to the registered representative/insurance agent associated with the Contract reiterating the policy with respect to frequent transfers and urging a cessation of any market timing or frequent transfer activity.

(2)	If market timing or frequent transfer activity continues after the initial letter, a second letter is sent requiring that all subsequent transfer requests be submitted in writing containing the Contract Owner’s original signature. Thereafter, any attempt to make a transfer request electronically, telephonically or by facsimile will be rejected.

(3)	Any Contracts which have been the subject of a letter referred to in paragraph 1 or 2 will be subject to special monitoring to determine whether the potentially detrimental frequent trading has ceased.

4.8.	Deferment of Payments and Transfers

Transfers and distributions of withdrawals from the Fixed Account and distribution of any portion of the Standard Death Benefit allocated to the Fixed Account will generally be made within seven days after receipt by the Company of all documents required to process such transfer or distribution. However, we may defer a distribution of surrenders and partial withdrawals from the Fixed Account for a period not exceeding six months. The Company will disclose to the Contract Owner the specific date on which the transfer will be effective, the reason for the delay, and the value of the transfer as of the date the request is received by the Company.

Transfers and distributions of withdrawals from the Variable Account and distribution of the portion of the Standard Death Benefit allocated to the Variable Account will generally be made within seven days after receipt by the Company of all documents required for such transfer or distribution. However, we reserve the right to defer a withdrawal, a transfer of Contract Value, or annuity payments funded by the Separate Account if:

(a)	The New York Stock Exchange (“NYSE”) is closed (other than customary weekend and holiday closings);

(b)	Trading on the NYSE is restricted;

(c)	An emergency exists that makes it impractical for us to dispose of securities held in the Separate Account or to determine the value of its assets; or

(d)	The Securities and Exchange Commission by order so permits for the protection of investors.

Conditions described in (b) and (c) will be decided by, or in accordance with rules of, the Commission.

5.	DEATH BENEFIT

5.1.	Death before Annuity Date

Prior to the Annuity Date, your Contract provides a death benefit that is payable upon the earlier death of:

(1)	the Annuitant, or

(2)	the Contract Owner.

The death benefit is payable to the Beneficiary. A Surviving Owner will be deemed sole primary Beneficiary regardless of named Beneficiaries. The amount payable is equal to the Contract Value* or the Standard Death Benefit (see below for details). We generally pay the death benefit within seven days after we receive proof of death and all required information.

You can also purchase an optional Enhanced Death Benefit Rider which offers a death benefit enhancement to your Contract. Please see the “Enhanced Death Benefit” section on page 68 of this prospectus for an explanation of this optional benefit.

DEATH OF THE ANNUITANT

If the sole Annuitant is the Contract Owner and dies before the Annuity Date, we will pay the Beneficiary(ies) the Standard Death Benefit as of the date our Administrative Office receives proof of death, i.e., a death certificate or other official document establishing death, and other information required to process the payment. Surviving Contract Owner will be deemed sole primary beneficiary and may be able to continue the Contract (as spousal Beneficiary) under Spousal Step-In (if permitted by federal law).

*

Less any Purchase Payment Enhancement(s) credited in the 12 months preceding the date our Administrative Office receives proof of death that have not been already forfeited (applies only if the Smart Foundation Plus Base Contract Option is elected).

If the Annuitant, who is not the sole Contract Owner, dies before the Annuity Date, a surviving Contract Owner who is a natural person, if also named as Contingent Annuitant in the Contract, will become the new Annuitant and the Contract will continue, provided any surviving Contract Owner is permitted to continue the Contract under federal law. The Standard Death Benefit will not be paid until the new Annuitant’s death.

If there is no Contingent Annuitant, or if continuation of the Contract is not permitted by federal law, the surviving Contract Owner will be deemed sole primary Beneficiary and will receive the Standard Death Benefit as of the date our Administrative Office receives proof of death.

If a sole Annuitant dies before the Annuity Date, and the Contract Owner is an entity, the Company will pay the Beneficiary the Standard Death Benefit as of the date the Company receives due proof of death, and all other documents required by the Company to process the claim.

If a Joint Annuitant is named in the Contract, the Standard Death Benefit is payable upon the later death of both Annuitants. However, a distribution may be required upon the death of a Contract Owner and the death benefit payable would be Contract Value*.

STANDARD DEATH BENEFIT CALCULATION

The amount of the Standard Death Benefit is the greater of (1) and (2) where:

(1)	is the Contract Value[1]; and

(2)	is the amount of the Adjusted Net Purchase Payments (total Purchase Payments less the sum of all adjusted withdrawals), where adjusted withdrawals are the greater of (a) and (b) below, where:

(a)	is the amount of each withdrawal; and

(b)	is the amount of each withdrawal multiplied by the ratio of (i) and (ii) where:

(i)	is the amount of the Adjusted Net Purchase Payments just before the withdrawal, and

(ii)	is the Contract Value[2] just before the withdrawal.

Example: please see “Standard Death Benefit” example in Appendix B for the calculation of the Standard Death Benefit.

If you take a withdrawal at a time when the amount of the Adjusted Net Purchase Payments is greater than your Contract Value, then your Standard Death Benefit amount will be reduced by an amount greater than the amount withdrawn.

*	Less any Purchase Payment Enhancement(s) credited in the 12 months preceding the date our Administrative Office receives proof of death that have not been already forfeited (applies only if the Smart Foundation Plus Base Contract Option is elected).
[1]

Less any Purchase Payment Enhancement(s) credited in the 12 months preceding the date our Administrative Office receives proof of death and all other documents required by the Company to process the claim that have not been already forfeited (applies only if the Smart Foundation Plus Base Contract Option is elected).

[2]

After the Contract Value is reduced by the amount of any Purchase Payment Enhancement forfeited as a result of the withdrawal (applies only if the Smart Foundation Plus Base Contract Option is elected).

If your Base Contract Option provides for a Purchase Payment Enhancement (Smart Foundation Plus), you may be subject to Purchase Payment Enhancement forfeiture at the time of the death benefit payout. Please, see the next section for details.

DEATH OF THE CONTRACT OWNER

If a Contract Owner, who is the sole Annuitant, dies before the Annuity Date, the Company will pay the Beneficiary(ies) the Standard Death Benefit as described above.

If the Contract Owner, who is not the Annuitant, dies before the Annuity Date, we will pay the Beneficiary(ies) the Contract Value1 as of the date our Administrative Office receives proof of death, i.e., a death certificate or other official document establishing death, and other information required to process the payment.

PURCHASE PAYMENT ENHANCEMENTS AND THE STANDARD DEATH BENEFIT

This section only applies if you elect the Smart Foundation Plus Base Contract Option.

Purchase Payment Enhancements are not included in the Adjusted Net Purchase Payments component of the Standard Death Benefit, but they are included in the Contract Value component of the Standard Death Benefit.

Any Purchase Payment Enhancement credited to the Contract Value within the 12-month period preceding the date our Administrative Office receives proof of death will be forfeited. Forfeiture will be carried out as follows: the Contract Value component of the Standard Death Benefit amount payable will be reduced by the amount of any Purchase Payment Enhancements forfeited.

5.2.	Death after Annuity Date

If you die on or after the Annuity Date, the death benefit payable, if any, will be paid in accordance with your choice of Annuity Option. Upon receipt of due proof of death and other forms necessary to process the payment, we will pay your Beneficiary a death benefit according to the Annuity Option in force, if the option provides a death benefit.

5.3.	Beneficiary

The Beneficiary is the person(s) entitled to receive the death benefit.

You should designate a Beneficiary in your application. If you fail to designate a Beneficiary, your Beneficiary will be your estate. Beneficiary designation will take effect on the Contract Date.

Any surviving Contract Owner who is a natural person will be deemed sole primary Beneficiary and should be designated as such in the application. If it is not so designated in the application, the contractual rights of the surviving Contract Owner will take precedence over the rights of any named Beneficiary. No payment will be made to any Beneficiary while the surviving Contract Owner is living.

[1]

Less any Purchase Payment Enhancement(s) credited in the 12 months preceding the date our Administrative Office receives proof of death and all other documents required by the Company to process the claim that have not been already forfeited (applies only if the Smart Foundation Plus Base Contract Option is elected).

You may change the Beneficiary at any time before your death or the death of the Annuitant, whichever occurs first, by sending a written notice to us with all the information required to process the request. A service form that indicates the required information will be provided by the Company for your convenience. Changes in Beneficiary, unless otherwise specified by you, shall take effect on the date you sign the notice of change. Approval of any change is subject to any transactions made by you or actions taken by the Company prior to receipt of this notice. We may restrict the right to make a beneficiary change if maintaining the existing beneficiary designation is required for purposes of satisfying applicable laws or regulations or the requirements of this Contract.

If the surviving Owner was named Contingent Annuitant and no distribution was required per federal tax law upon Annuitant’s death (deceased Annuitant was not the Contract Owner), the Contingent Annuitant will become the Annuitant and the Contract will continue (no death benefit will be paid).

Beneficiary designations are extremely important. Please, consult your financial advisor and/or legal counsel before designating or changing Beneficiaries. You should also consider reviewing your Beneficiary designations every time a major life event takes place (such as marriage or domestic partnership, birth or adoption, divorce or death, etc.).

5.4.	Spousal Beneficiary

Spousal Step-In. If the Beneficiary is the deceased Contract Owner’s surviving spouse and sole primary Beneficiary, he or she may become the Contract Owner rather than receive the death benefit (as permitted by federal law). If the spouse elects to become the Contract Owner, the Contract Value will be adjusted to equal the death benefit (if it is higher than the Contract Value). The Beneficiary has one year from the Contract Owner’s death to exercise this option.

If there are any Riders are in force at the time of death, and the Beneficiary exercises Spousal Step-In:

•	any Riders that are Single Life Guarantees, which covered the deceased Contract Owner, will be terminated;

•	any Riders that are Joint Life Guarantees, which covered both the deceased Contract Owner and the spousal Beneficiary, will continue;

•	death benefit will be determined according to the terms of the Rider(s).

Exchange of Contract by Surviving Spouse. The surviving spouse may exchange this Contract for a new Contract of the same form, or for a Contract of a similar form designated by the Company if the original form is no longer available for sale at the time this option is exercised. The new Contract issued upon the exercise of this exchange, will: (a) have the surviving spouse as the Contract Owner and Annuitant; and (b) list the date of the exchange as the new Contract Date.

Optional benefits on exchanged Contracts will be available based on the selection currently offered by the Company. Exchange shall not be treated as a withdrawal under the terms of the Surrender Charge provision of this Contract, if it is exercised within 12 months of receipt of due proof of death by the Company. A Death Benefit credited to a Contract established as a result of an Exchange of Contract by a surviving spouse provision will be treated as a Purchase Payment under the terms of the Surrender Charge provision of the new Contract.

For information on the tax treatment of death benefits, see “Taxes” on page 110 of this prospectus.

The Federal Defense of Marriage Act states that neither civil union partners nor same-gender married couples are considered married under federal law. Therefore the favorable tax treatment provided by federal tax law to a surviving spouse is NOT currently available to a surviving civil union partner or the surviving spouse of a same-gender marriage. For information regarding federal tax laws please consult a tax advisor.

5.5.	Death Benefit Settlement Options

If death occurs before the Annuity Date, your Beneficiary has one year from your death (or 60 days from the death of an Annuitant other than you) to choose one of the following Death Benefit Settlement Options.

Option 1 (Lump Sum) – The death benefit may be paid to a Beneficiary in a single lump sum. The payment will generally be made within 7 days of receipt of the necessary forms to make payment.

Option 2 (Five-Year Deferral) – The Beneficiary may elect to postpone a payment of the lump sum death benefit for up to five years after the date of any Contract Owner’s death. If the Beneficiary is not the surviving spouse, the death benefit must be paid out within 5 years after the date of death.

Option 3 (Annuitize) – The Beneficiary may elect to receive the payment of the death benefit in the form of one of the Annuity Options. Payments under this option must commence within one year after the date of death. Payments must be made over the Beneficiary’s lifetime or over a guaranteed period not longer than the Beneficiary’s life expectancy. This option is only available if the amount applied to the selected Annuity Option is at least $5,000.

If an election is not made within one year of the date of death of the Contract Owner or within 60 days of the death of an Annuitant other than you, the only option is a lump sum. If there is more than one surviving Beneficiary, the Beneficiaries must choose to receive their respective portions of the death benefit according to the Death Benefit Settlement Options described above. If no Beneficiary survives the first to die of the Contract Owner or the Annuitant, the death benefit will be paid in a lump sum to the Contract Owner’s estate or the Contract Owner, respectively.

QUALIFIED PLAN OPTIONS

If a qualified retirement plan trust is the owner of a Contract, the only option is a Lump Sum payout to the qualified plan trust. The trustee of the qualified plan will then distribute the proceeds pursuant to the Beneficiary form operated under the plan.

IRA BENEFICIARY OPTIONS

There are additional options for IRA Beneficiaries. A spouse named as sole primary Beneficiary may assume ownership of the IRA, and both a spouse and non-spouse Beneficiary can continue the IRA as a “beneficiary” or a “stretch” IRA. If the “beneficiary” or “stretch” option is selected, a new Penn Mutual Contract is issued. Option 2 (Five-Year Deferral) described above is not available on IRAs if the Contract Owner died after reaching his / her required beginning date for RMDs (Required Minimum Distributions).

DEATH BENEFIT SUMMARY TABLE

Non-Qualified Contracts

	Owner is not the Annuitant	Owner is the Annuitant

Single Owner / sole Annuitant Owner dies

•    Beneficiary receives Contract Value,

•    Beneficiary has one year from death to choose the Death Benefit Settlement Option,

•    Beneficiary may delay disbursement for up to five years,

•    Spousal Beneficiary may continue the Contract (Contract Value only).

•    Beneficiary receives Standard Death Benefit,

•    Beneficiary has one year from death to choose the Death Benefit Settlement Option,

•    Beneficiary may delay disbursement for up to five years,

•    Spousal Beneficiary may continue the Contract.

Single Owner /sole Annuitant Annuitant dies

•    Contract Owner who is Contingent Annuitant becomes the Annuitant and the Contract continues (no death benefit paid).

OR

•    If there is no Contingent Annuitant, surviving Contract Owner is deemed sole primary Beneficiary before any named Beneficiaries,

•    Contract Owner (as deemed sole primary Beneficiary) receives Standard Death Benefit,

•    Surviving Owner as Beneficiary has 60 days from the death of Annuitant other than Owner to choose the Death Benefit Settlement Option.

•    Beneficiary receives Standard Death Benefit,

•    Beneficiary has one year from death to choose the Death Benefit Settlement Option,

•    Beneficiary may delay disbursement for up to five years,

•    Spousal Beneficiary may continue the Contract.

Owner must be one of the Annuitants

Single Owner / Joint Annuitants Owner- Annuitant dies

•    Beneficiary receives Contract Value,

•    Beneficiary has one year from death to choose the Death Benefit Settlement Option,

•    Beneficiary may delay disbursement for up to five years,

•    Spousal Beneficiary may continue the Contract (Contract Value only),

•    New spousal Owner will become Annuitant (if not already named as such prior to death).

Standard Death Benefit is not paid until the last Annuitant’s death. Surviving Annuitant (as spousal Beneficiary) becomes Owner if permitted by federal tax law.

Single Owner / Joint Annuitants Non-Owner Annuitant dies

•     No death benefit is paid because there was no Owner death and Annuitant death benefit is paid upon the last Annuitant’s death,

•     Surviving Annuitant who is the Contract Owner will continue the Contract.

Standard Death Benefit is not paid until the last Annuitant’s death.

Owner is an Entity

Entity Owner / sole Annuitant Annuitant dies	• Beneficiary receives Standard Death Benefit. Death Benefit Settlement Options available are Lump Sum (Option 1) or Five-Year Deferral (Option 2).

Annuitant(s) Must be Owner(s)
Joint Owners / sole Annuitant Annuitant- Owner dies

•     Surviving Owner is deemed sole primary Beneficiary before any named Beneficiaries,

•     Beneficiary receives Standard Death Benefit,

•     Beneficiary has one year from death to choose the Death Benefit Settlement Option,

•     Beneficiary may delay disbursement for up to five years,

•     Surviving Owner (if spousal Beneficiary) may continue the Contract.

Joint Owners / sole Annuitant Non- Annuitant Owner dies

•     Surviving Owner is deemed sole primary Beneficiary before any named Beneficiaries,

•     Beneficiary receives Contract Value,

•     Beneficiary has one year from death to choose the Death Benefit Settlement Option,

•     Beneficiary may delay disbursement for up to five years,

•     Surviving Owner (if spousal Beneficiary) may continue the Contract (Contract Value only),

•     Surviving Owner will become the Annuitant.

Joint Owners / Joint Annuitants First Owner- Annuitant dies

•     Surviving Owner is deemed sole primary Beneficiary before any named Beneficiaries,

•     Beneficiary receives Contract Value,

•     Beneficiary has one year from death to choose the Death Benefit Settlement Option,

•     Beneficiary may delay disbursement for up to five years,

•     Surviving Owner (if spousal Beneficiary) may continue the Contract (Contract Value only).

Standard Death Benefit is not paid until the last Annuitant’s death. Surviving Owner-Annuitant becomes sole Owner if permitted by federal tax law.

IRA Contracts

Owner must be the Annuitant

Single Owner = sole Annuitant Owner-Annuitant dies

•     Beneficiary receives Standard Death Benefit,

•     Beneficiary has one year from death to choose the Death Benefit Settlement Option,

•     Beneficiary may delay disbursement for up to five years[1],

•     Beneficiary may stretch the IRA by purchasing a new Penn Mutual Contract,

•     Spousal Beneficiary may continue the Contract.

[1]	Five-year distribution option is not available on IRAs if the Contract Owner died after reaching his / her required beginning date for RMDs (Required Minimum Distributions).

6.	THE ANNUITY PAYOUT PERIOD

6.1.	Annuitization

Annuitization is a process by which your Contract Value is converted into a stream of regular income payments. You may choose to annuitize your Contract after the first Contract Anniversary. The Guaranteed Growth and Income Benefit Rider may impose different annuitization and maturity processing requirements than described below. Please see the “What happens on the Annuity Date?” section on page 75 of this prospectus for more information.

6.2.	Partial Annuitization on Non-Qualified Contracts

Partial Annuitization is an irrevocable election by the Contract Owner to apply only a portion of the Contract Value to purchase a stream of annuity payments under the Contract, leaving the remainder of the Contract Value to accumulate on a tax-deferred basis.

Partial Annuitization is only available on Non-Qualified contracts, on or after the third Contract Anniversary. Partial Annuitization will be processed as of the date the written request from the Contract Owner and all required documentation is received by the Company.

Partial Annuitization is not allowed with joint ownership of the Contract.

If you enter the Withdrawal Phase under the Guaranteed Growth and Income Benefit Rider (i.e. start your lifetime withdrawals), Partial Annuitization is no longer available to you.

You may only elect three Partial Annuitizations during the life of your Contract, and at least 12 months must elapse between Partial Annuitizations. The amount requested for Partial Annuitization must be at least $5,000 and cannot exceed 50% of your Contract Value.

Partial Annuitization will decrease the Contract Value and Surrender Charge Basis dollar-for-dollar; it will decrease the death benefit base proportionately or dollar-for-dollar, whichever is greater.

Amounts applied to Partial Annuitization are not subject to Surrender Charges. They are also not taxed as a withdrawal under the deferred Contract provided the Annuitization option includes a life contingency.

Annuitized and non-annuitized portions of the Contract will be treated as separate Contracts for tax and administrative purposes, and different Annuity Dates will be established with respect to the annuitized and non-annuitized portions of the Contract.

For exclusion ratio purposes, “investment in the contract” will be allocated proportionately between the annuitized and non-annuitized portions of the Contract. This proportional allocation will also apply for other tax treatment purposes under the Code Section 72 governing the exclusion ratio, investment in the contract, expected return, annuity starting date, and amounts not received as an annuity.

To be eligible for the exclusion ratio, the amounts must be received as an annuity for a period of 10 years or more, or for life.

We may change Contract provisions related to Partial Annuitization, if required by Internal Revenue Service regulations or other applicable laws.

6.3.	Annuity Date

The Annuity Date is the date on which annuity payments begin, transitioning from the accumulation phase to the annuitization phase, based on the elected Annuity Option or the default option. The date Annuity Payments are scheduled to begin is shown on your Contract’s specifications page. Unless another Annuity Date was specified on the application or requested later by written notification, the Annuity Date will be set to the later of (a) the first Monthly Anniversary following the younger Annuitant’s 95th birthday, or (b) the 10th Contract Anniversary. The Annuity Date must be at least one year after the Contract Date. The latest allowed maturity date is regulated by state law and may vary – please see “Appendix C: State Variations”.

You may change the Annuity Date by sending a written request to our Administrative Office, which must be received by us at least 30 days before the current Annuity Date.

6.4.	What happens on the Annuity Date?

On the Annuity Date, the Contract Value, net of premium taxes if applicable, must be annuitized. Upon your request or on the Annuity Date described in your Contract, you may apply the Contract Value to any of the annuity options available in the Annuity Options section of the Contract, or you can elect to surrender the Contract and receive the Surrender Value1.

A notification that an Annuity Option must be selected will be sent to you 60 days prior to your Annuity Date. You must select an Annuity Option and notify us of your election at least 30 days prior to the Annuity Date. In the event no response is received from you, and if the Annuity Date is less than the maximum maturity date, the Annuity Date will be changed to the maximum maturity date allowed by the state. If the maximum maturity date has been reached, and you did not specify an Annuity Option, the Contract Value will be annuitized on the Annuity Date based on an applicable default option. If the Guaranteed Growth and Income Benefit Rider is in force on the Annuity Date, the default option will be determined by the state of the optional benefit features at the time (please, see “What Happens on the Annuity Date?” in the appropriate optional benefit section in this prospectus – pages 75 and 96). If the Guaranteed Growth and Income Benefit Rider is not in force on the Annuity Date, the default option is the Life Annuity with Period Certain of 10 years.

[1]	Subject to state variations: see “Appendix C: State Variations” for details.

6.5.	Annuity Options

On or after the first Contract Anniversary date, you may choose to annuitize your Contract and apply your Contract Value to one of the following Fixed Annuity Options:

•

Certain-Only Option – Provides periodic income payments for a guaranteed period ranging from 5 to 30 years[1]. If the Annuitant dies prior to the end of the guaranteed period, payments will continue to be paid to the designated Beneficiary(ies) until the end of the guaranteed period.

•

Life-Only Option – Provides periodic payments guaranteed for the lifetime of the Annuitant. The last payment will be the one that is due before the Annuitant’s death. Upon the death of the Annuitant, payments will cease and there will be no payments made to any Beneficiary.

•

Life with Period Certain Option[1] – Provides periodic income payments for the lifetime of the Annuitant, which are guaranteed for a period of time (“Period Certain”). The guaranteed period can range from 5 to 30 years. If the Annuitant dies prior to the end of the Period Certain, payments will continue to be paid to the designated Beneficiary(ies) until the end of the Period Certain. If the Annuitant lives longer than the Period Certain, payments will continue until the Annuitant dies, but there will be no payment to any Beneficiary.

•

Joint and Survivor Life Option – Provides periodic payments for the lives of the Annuitant and the Joint Annuitant. Upon the death of either Annuitant, and based on the percentage initially selected, payments will continue at a level of 100%, 75%, 66 2/3%, or 50% of the original benefit amount for the lifetime of the surviving Annuitant. The initial payment will be made if either the Annuitant or the designated second Annuitant are living. Subsequent payments will continue during the joint lives of the Annuitants and thereafter during the life of the surviving Annuitant. Payments will end with the last payment due before the death of the last Annuitant to die. After the deaths of both Annuitants, payments will cease and there will be no payments to any Beneficiary.

•	Any other form of annuity that you and we may agree upon.

6.6.	Annuity Payments

The Contract Value on the day immediately preceding the Annuity Date will be used to determine the Annuity Payment. If your Contract Value to be applied to the selected Annuity Option on the Annuity Date is less than $5,000, we may pay you such amount in a lump sum.

The size of Annuity Payments is determined by a number of factors, including the amount of your investment, your age at the time of Annuitization, the form of annuity chosen, the expected length of the annuity period, the frequency of annuity payments and their duration, and a guaranteed rate of return. After annuity payments begin, the Annuity Option cannot be changed, and the size of your annuity payments will not change.

The annuity benefits at the time of their commencement will not be less than those that would be provided by the application of the Surrender Value to purchase a single premium immediate annuity contract at purchase rates offered by the company at the time to the same class of annuitants.

[1]	The guaranteed period may not exceed the annuitant life expectancy as defined by the IRS Life Expectancy Table for Qualified contracts.

Annuity Payments will generally start within 30 days after the Annuity Date. We usually make annuity payments monthly, but we will pay you quarterly, semiannually or annually, if you prefer. The less frequently we make payments, the larger each payment will be. If necessary, we will adjust the frequency of your payments so that payments are at least $50 each. For information on the tax treatment of annuity payments, see section “Taxes” on page 110 of this prospectus. Payments under all options will be made to or at the direction of the Contract Owner and may be elected as early as the first Contract Anniversary.

7.	OPTIONAL BENEFITS

You can purchase the optional benefits described below in addition to your Base Contract. There is an additional fee for the optional benefits.

7.1.	Available Optional Benefits

Guaranteed Growth and Income Benefit	Enhanced Death Benefit	Guaranteed Minimum Accumulation Benefit

Lifetime withdrawal guarantee

Provides lifetime income as a percent of the Withdrawal Benefit Base, which grows with 8% simple interest for 10 years or until the start of lifetime withdrawals, and periodically locks in market gains by the use of Automatic Annual Step-Ups.

Highest anniversary value death benefit Provides an enhanced Death Benefit by locking in market gains on each Contract Anniversary until age 80.

Guaranteed return of premium

Provides guaranteed return of premium at the end of the benefit period (10 years), with the possibility of locking in market gains and extending the benefit period upon Step-Up (available every 5 years) or at the end of the 10-year benefit period.

Single Life Guarantee:

Single Covered Life must be the sole Annuitant and the Contract Owner.

Joint Life Guarantee:

Available with single or joint ownership.

If single Owner and Owner is the Annuitant, one Covered Life must be the Owner and Annuitant, and the second Covered Life may be a Joint or Contingent Annuitant.

If single Owner and Owner is not the Annuitant, one Covered Life must be the Owner and either the Joint or Contingent Annuitant, and the second Covered Life must be the Annuitant.

Single Life Guarantee:

Single Covered Life must be the sole Annuitant (may be different from the Contract Owner).

Joint Life Guarantee:

Available with single or joint ownership.

If single Owner and Owner is the Annuitant, one Covered Life must be the Owner and Annuitant, and the second Covered Life may be the Joint or Contingent Annuitant.

If single Owner and Owner is not the Annuitant, one Covered Life must be the Owner and either the Joint or Contingent Annuitant, and the second Covered Life must be the Annuitant.

Single Life Guarantee: Single Covered Life must be the sole Annuitant and the Contract Owner. Joint Life Guarantee: Joint Life Guarantee is not available.

Joint Life Guarantee for Qualified Contracts is only available with single Owner same as Annuitant, and second Covered Life as Contingent Annuitant (Joint Annuitants are not permitted). If joint Owners, both Covered Lives must be Owners, one Covered Life must be the Annuitant, and second Covered Life may be Joint or Contingent Annuitant.	Joint Life Guarantee for Qualified Contracts is only available with single Owner same as Annuitant, and second Covered Life as Contingent Annuitant (Joint Annuitants are not permitted). If joint Owners, both Covered Lives must be Owners, one Covered Life must be the Annuitant, and second Covered Life may be Joint or Contingent Annuitant.

7.2.	Combining Optional Benefits

You may elect both the Guaranteed Growth and Income Benefit Rider and Enhanced Death Benefit Rider. Please see “Combining the Guaranteed Growth and Income Benefit and Enhanced Death Benefit Riders” on page 99.

Guaranteed Minimum Accumulation Benefit Rider cannot be combined with any other Rider.

8.	ENHANCED DEATH BENEFIT

8.1.	Benefit Overview and Important Information

Benefit Overview

The purpose of the Enhanced Death Benefit provided under this Rider is to provide a highest anniversary value death benefit as an enhancement to the Standard Death Benefit provided under the Contract. The Rider provides this enhancement by automatically locking in any market gains on each Contract Anniversary. The benefit will be reduced by the greater of dollar-for-dollar or proportional reduction if any withdrawals are taken, and will terminate if the Contract Value goes to zero. The Rider will terminate upon assignment or a change in ownership of the Contract unless the new assignee or Contract Owner meets the qualifications specified in the Termination provision of the Rider.

The Death Benefit Enhancement provided by the Rider will be payable until the Annuity Date (maximum maturity date is Actual Age 95 of the younger Covered Life), or until the Contract Value reaches zero, if earlier. The Death Benefit Enhancement will be payable upon the death of the Covered Life or the later death of the Covered Lives, if applicable, and only if the Enhanced Death Benefit Base is greater than the Standard Death Benefit under the Contract.

Prior to the Annuity date, as of the date our Administrative Office receives proof of death of the Covered Life (or both Covered Lives, if applicable) such as a death certificate or other official document establishing death, and other information required to process the payment, the Company will pay the Death Benefit Enhancement in addition to the death benefit provided in your Contract. The Death Benefit Enhancement is the amount by which the Enhanced Death Benefit Base exceeds the Standard Death Benefit payable under the Contract. This amount cannot be less than zero or greater than $1,000,000. This cap will apply at the time the claim is paid. The Death Benefit Enhancement will be payable until Actual Age 95 of the younger Covered Life under the Rider, or until the Contract Value reaches zero, if earlier.

Important Information about the Rider:

•	This Rider is an optional benefit added to your Contract at time of purchase; it provides various benefits described in this prospectus for an additional charge.

•

Your Contract may be subject to limitations on your investment allocations according to the terms of the Rider. The Company can change these limitations with 60 days prior notice to you, and may do so as a result of changes in the economic environment or for changes in the investment options available under the Contract.

•	The Enhanced Death Benefit Base Step-Ups occur until age 80, and the Death Benefit Enhancement is payable until Actual Age 95 of the younger Covered Life.

•	The Enhanced Death Benefit is only payable before the Annuity Date or before the Contract Value is reduced to zero, if earlier.

•	Termination of the Contract results in termination of this Rider. Termination of the Rider or the Contract will result in termination of the Enhanced Death Benefit.

•	The Rider Charges are non-refundable, whether or not your Enhanced Death Benefit Base exceeds the Standard Death Benefit while the Rider is in effect, or at the time of death.

•	Withdrawals taken to satisfy the Required Minimum Distributions will reduce the Enhanced Death Benefit Base by the greater of a dollar-for-dollar or pro-rata reduction.

•	All withdrawals will reduce your Contract Value and death benefit.

•	Withdrawals may reduce future benefits by more than the dollar amount of the withdrawal, and may result in one or more of the following:

i)	a permanent reduction in your Enhanced Death Benefit;

ii)	termination of the Rider;

iii)	termination of the Contract.

8.2.	Purchasing the Enhanced Death Benefit Rider with your Contract

At the time you purchase your Contract, you have the option to purchase the Enhanced Death Benefit Rider for an additional charge. This Rider may not be added after you purchase the Contract. The Rider Effective Date is the Contract Date. This Rider is available for purchase with any Base Contract Option, and may also be purchased in combination with the Guaranteed Growth and Income Benefit Rider (see “Combining the Guaranteed Growth and Income Benefit and Enhanced Death Benefit Riders” on page 94 for more information). If you purchase the Rider in combination with any other optional benefit, you will not be able to terminate them independently in the future.

The Rider only covers natural person(s) named in the Contract, and the Covered Life(ves) (up to two) must be named at Contract issue or the Rider Effective Date.

ISSUE AGE REQUIREMENTS

Maximum issue age for the Enhanced Death Benefit Rider is 75. The Covered Life (or both Covered Lives for a Joint Life Guarantee) must satisfy this requirement on the Rider Effective Date.

A Covered Life must always meet issue age requirements at time of designation.

Issue age is determined by the Age Nearest Birthday of the Covered Life(ves).

OWNER / ANNUITANT REQUIREMENTS

For a Single Life Guarantee to be issued, the Covered Life under the Rider must be the sole Annuitant. A Single Life Guarantee is not available if a Joint (or Contingent) Annuitant is named in the Contract.

For a Joint Life Guarantee to be issued, the first Covered Life must be the Annuitant and the second Covered Life must be the Contingent Annuitant or the Joint Annuitant. At least one Covered Life must be a Contract Owner, and any non-Owner Covered Life must be the sole primary Beneficiary. If Covered Lives are both Owners, they must be each other’s sole primary Beneficiary. A Joint Life Guarantee may be continued upon Contract Owner’s death only if permitted by federal law. A Joint Life Guarantee is not available if the Contract Owner is an entity.

Covered Life(ves) cannot be changed after the Rider Effective Date, except under conditions outlined in “Replacing a Covered Life Under a Joint Life Guarantee” below.

Example Owner / Annuitant arrangements permitted under the Rider:

Single Life Guarantee:

Contract Owner(s)	Annuitant	Covered Life

John Smith	John Smith	John Smith

John Smith	Elisabeth Smith	Elisabeth Smith

John Smith + Elisabeth Smith	John Smith	John Smith

John Smith + Elisabeth Smith	Elisabeth Smith	Elisabeth Smith

Entity	John Smith	John Smith

Joint Life Guarantee:

Contract Owner(s)	Annuitant	Joint Annuitant (Non-Qualified Contract 1035 Exchanges Only)	Contingent Annuitant	Covered Lives

John Smith	John Smith		Elisabeth Smith	John Smith + Elisabeth Smith

John Smith	John Smith	Elisabeth Smith		John Smith + Elisabeth Smith

John Smith	Elisabeth Smith		John Smith	John Smith + Elisabeth Smith

John Smith	Elisabeth Smith	John Smith		John Smith + Elisabeth Smith

John Smith + Elisabeth Smith	John Smith		Elisabeth Smith	John Smith + Elisabeth Smith

John Smith + Elisabeth Smith	John Smith	Elisabeth Smith		John Smith + Elisabeth Smith

John Smith + Elisabeth Smith	Elisabeth Smith		John Smith	John Smith + Elisabeth Smith

John Smith + Elisabeth Smith	Elisabeth Smith	John Smith		John Smith + Elisabeth Smith

8.3.	Single and Joint Life Guarantee

The Rider can be purchased as a Single or Joint Life Guarantee. Under a Single Life Guarantee, all Rider features and benefits are based on the age and lifetime of the Covered Life, and the Enhanced Death Benefit is payable on death of the Covered Life. Under a Joint Life Guarantee, all Rider features are based on the age of the younger Covered Life. If a Joint Life Guarantee is elected, upon the first death of a Covered Life, the surviving Covered Life, if permitted by federal tax law, can choose to continue the Contract1 and the Rider, and the Enhanced Death Benefit will then be payable to the Beneficiary upon the death of the surviving Covered Life. You must specify both Covered Lives in the Application for a Joint Life Guarantee. A death benefit available at the death of the Owner prior to the later death of the Covered Lives is the Standard Death Benefit if the deceased Owner was sole Annuitant. If the Second Covered Life was also named Joint Annuitant, the death benefit payable on death of the Owner / Annuitant is Contract Value only.

CONVERTING A SINGLE LIFE GUARANTEE TO A JOINT LIFE GUARANTEE

You cannot convert a Single Life Guarantee to a Joint Life Guarantee. You will not be able to add a Covered Life after the Rider Effective Date.

CONVERTING A JOINT LIFE GUARANTEE TO A SINGLE LIFE GUARANTEE

While both Covered Lives are living, and provided that all Owner / Annuitant designation requirements outlined in the Contract are satisfied, one of the Covered Lives may be removed from the Contract by the Contract Owner(s) and the Rider will be converted to a Single Life Guarantee. You may not add an additional Covered Life in the future. If this Rider is combined with the Guaranteed Growth and Income Benefit Rider, your ability to convert to a Single Life Guarantee will be subject to additional limitations. Please see “Combining the Guaranteed Growth and Income Benefit and Enhanced Death Benefit Riders” on page 94.

8.4.	Enhanced Death Benefit Base

The Enhanced Death Benefit Base is the amount used to determine the value of the Death Benefit Enhancement, when compared to the Standard Death Benefit amount. The Enhanced Death Benefit Base is calculated independently of the Contract Value or any other Benefit Base. It can increase due to annual Step-Ups or Subsequent Purchase Payments and will decrease for withdrawals.

HOW IS THE ENHANCED DEATH BENEFIT BASE DETERMINED?

On the Rider Effective Date, the Enhanced Death Benefit Base is equal to the Initial Purchase Payment received.

After the Rider Effective Date, the Enhanced Death Benefit Base will increase with Subsequent Purchase Payments, may Step-Up to the Contract Value, and will decrease for withdrawals.

Automatic Annual Step-Up of Enhanced Death Benefit Base. A Step-Up is an increase of the Enhanced Death Benefit Base to an amount equal to 100% of the Contract Value. The Enhanced Death Benefit Base will be evaluated for a Step-Up opportunity each Contract Anniversary, until the Contract Anniversary following the 80th birthday of the younger Covered Life. If the Contract Value at the time of evaluation is greater than the current Enhanced Death Benefit Base, the Enhanced Death Benefit Base will automatically Step-Up to the Contract Value.

[1]

Federal tax regulations require that a distribution take place upon Contract Owner’s death, unless spousal continuation is exercised. If spousal continuation is not exercised or not permitted by the IRS regulations, the death benefit will be paid out, and both the Contract and the Rider will terminate.

Effect of Additional Purchase Payments. The Enhanced Death Benefit Base will be increased dollar-for-dollar for all Subsequent Purchase Payments. Purchase Payments made on Contract Anniversary are credited to the Enhanced Death Benefit Base after evaluation for Step-Up takes place.

Effect of Withdrawals on Enhanced Death Benefit Base. The Enhanced Death Benefit Base will be reduced for withdrawals by the greater of (a) and (b), where:

(a)	is the withdrawal amount, and

(b)	is withdrawal amount multiplied by the ratio of (1) and (2) where:

(1)	is the Enhanced Death Benefit Base immediately prior to the withdrawal, and

(2)	is the Contract Value[1] immediately prior to the withdrawal.

Effect of Partial Annuitization. Partial Annuitization will reduce the Enhanced Death Benefit Base and the Contract Value in the same manner as withdrawals (described above).

ADDITIONAL NOTES FOR THE ENHANCED DEATH BENEFIT BASE

The Rider Charge is expressed as an annual percentage of the Enhanced Death Benefit Base. If the Enhanced Death Benefit Base increases, the dollar amount of the Rider Charge will also increase.

The Enhanced Death Benefit Base is a reference amount only, cannot be withdrawn in a lump sum, and is not payable as a death benefit.

8.5.	Smart Foundation Plus Base Contract Option and the Enhanced Death Benefit Base

This section only applies to you if you have the Smart Foundation Plus Base Contract Option.

EFFECT OF PURCHASE PAYMENT ENHANCEMENTS ON THE ENHANCED DEATH BENEFIT BASE

Purchase Payment Enhancements are not included in the initial Enhanced Death Benefit Base on the Contract Date, and do not increase the Enhanced Death Benefit Base when Subsequent Purchase Payments are made.

Contract Value Step-Up. If you have a Smart Foundation Plus Base Contract Option, your Contract Value will be immediately credited with the Purchase Payment Enhancement for every Purchase Payment that you make. If a Step-Up takes place, any Purchase Payment Enhancements which are part of the Contract Value also become part of the Enhanced Death Benefit Base.

[1]

After the Contract Value is reduced by the amount of any Purchase Payment Enhancement forfeited as a result of the withdrawal (applies only if the Purchase Payment Enhancement Base Contract Option is elected).

Enhanced Death Benefit Base Enhancement True-Up

The Enhanced Death Benefit Base Enhancement True-Up will increase the Enhanced Death Benefit Base in the event that poor market performance does not result in a Step-Up, or if the Stepped-Up value does not include the full amount of the Purchase Payment Enhancement(s). There is a three-year waiting period for inclusion of Purchase Payment Enhancements in the Enhanced Death Benefit Base. The Enhancement True-Ups will cease once a withdrawal is taken (including Early Access Withdrawal, if purchased in combination with the Guaranteed Growth and Income Benefit Rider).

On each Contract Anniversary beginning with the third Contract Anniversary, the Enhanced Death Benefit Base Enhancement True-Up evaluation will take place, until a withdrawal is taken (including Early Access Withdrawal, if purchased in combination with the Guaranteed Growth and Income Benefit Rider).

Evaluation for a Enhanced Death Benefit Base Enhancement True-Up will be carried out in the following order:

Step 1:        Enhanced Death Benefit Base is evaluated for Step-Up,

Step 2:        Enhanced Death Benefit Base is evaluated for the Enhanced Death Benefit Base Enhancement True-Up.

At the time of Enhanced Death Benefit Base Enhancement True-Up evaluation, your Enhanced Death Benefit Base (determined in Step 1 above) will be compared to the Enhanced Death Benefit True-Up Base. The Enhanced Death Benefit True-Up Base is the sum of (1) and (2), where:

(1)	is the sum of Purchase Payments, up to, but not including the date on which the evaluation takes place, and

(2)	is the sum of Purchase Payment Enhancements which are at least 36 months old as of the date of the evaluation.

If the Enhanced Death Benefit Base (determined in Step 1) is less than the Enhanced Death Benefit True-Up Base, your Enhanced Death Benefit Base will be set equal to the Enhanced Death Benefit True-Up Base.

If you take any withdrawals, your Enhanced Death Benefit Base will no longer be evaluated for Enhanced Death Benefit Base Enhancement True-Up.

8.6.	Rider Charge

There is an additional charge for the Enhanced Death Benefit Rider. This charge depends on whether you also purchase the Guaranteed Growth and Income Benefit Rider with the Contract. Please refer to the “Contract Owner Periodic Expenses” subsection of “Fee Tables” section of this prospectus for the summary of charges, or to the “Rider Charges” subsection of “Fees and Expenses” section in this prospectus for more details.

The Rider Charge is expressed as an annual percentage of the Enhanced Death Benefit Base, and  1/4 of the charge will be deducted from the Contract Value on a quarterly basis, whether or not the Enhanced Death Benefit Base exceeds the Standard Death Benefit. One fourth of the annual

Rider Charge will be multiplied by the average monthly Enhanced Death Benefit Base for the quarter and this amount will be deducted on the last day of the Contract Year Quarter. The Enhanced Death Benefit Base used in the calculation is the average monthly benefit base over the last quarter. Rider Charges will be deducted until the Annuity Date. The Rider Charge will be deducted from the Subaccounts, pro-rata based on the fund allocation at the time of deduction.

If you make a full surrender of your Contract before the charges for any Riders are deducted, your Contract Value will be reduced by the accrued Rider Charges, plus any applicable Surrender Charge. In addition, upon payment of the Death Benefit associated with the Contract, the Death Benefit payable will be reduced by the accrued Rider Charges. No Rider Charge will be imposed upon Annuitization, or deducted after the Annuity Date.

The current Rider Charge for Single or Joint Life Guarantee is 0.35%. The Maximum Rider Charge is 0.75%. Current and Maximum Rider Charges, as well as the Maximum Charge Increases are summarized in the “Rider Charges” subsection of “Fees and Expenses” section on page 39 of this prospectus.

On the date of automatic Step-Up of the Enhanced Death Benefit Base to the Contract Value, the effective annual Rider Charge may be increased, but will not be greater than the current charge applicable to the class of Contract Owners then electing the Rider, and the increase will be no more than 0.15%.

The Contract Owner can reject the Rider Charge increase and thus terminate the Rider by sending, at least 30 days prior to a Contract Anniversary, a written request to the Company to do so. If you also purchased the Guaranteed Growth and Income Benefit Rider, both Riders must be terminated simultaneously. Please see “Combining the Guaranteed Growth and Income Benefit and Enhanced Death Benefit Riders” on page 99 for more information.

8.7.	Investment Allocation Options

The Separate Account. At the present time, no investment allocation program is required for the Contract Value allocated to the Separate Account if this Rider is purchased without the Guaranteed Growth and Income Benefit Rider. If the Company requires an investment allocation program in the future, or if there is a change to an existing program, you will be notified in writing 60 days prior to an investment allocation program being required or a change to and existing program becoming effective. The new program or changes to an existing program may apply to existing and new purchasers of this Rider. If the investment allocation program is required, we reserve the right to add or change limitations and the way we administer them in the future.

The Fixed Account. You may not allocate or transfer your Contract Value to any Fixed Interest Options if you have purchased this Rider. Purchase Payments or transfers directed to the Fixed Interest Options will not be accepted.

8.8.	Required Minimum Distributions and the Enhanced Death Benefit Rider

There is no special treatment of Required Minimum Distributions under the Enhanced Death Benefit Rider.

8.9.	What if the Enhanced Death Benefit Base or the Contract Value is reduced to zero?

The Enhanced Death Benefit Rider will terminate once the Enhanced Death Benefit Base or the Contract Value is reduced to zero.

8.10.	What happens on the Annuity Date?

The Enhanced Death Benefit Rider will terminate on the Annuity Date.

8.11.	What happens upon death?

The Rider will terminate upon the death of a sole Covered Life for a Single Life Guarantee, or later death of both Covered Lives for a Joint Life Guarantee. The Death Benefit, including the Death Benefit Enhancement provided by this Rider, will then be distributed as described below.

The Enhanced Death Benefit is payable upon the death of the Covered Life under the Rider, or the later death of two Covered Lives with a Joint Life Guarantee. The amount payable is the Death Benefit Enhancement, which is the amount (capped at $1,000,000.00) by which the Enhanced Death Benefit Base exceeds the Standard Death Benefit payable under the Contract. The Death Benefit Enhancement amount is determined as of the date our Administrative Office receives proof of death of the Covered Life (both Covered Lives for a Joint Life Guarantee) such as a death certificate or other official document establishing death, and other documents required to process the payment.

If the Enhanced Death Benefit Base is less than or equal to the Standard Death Benefit, no Death Benefit Enhancement is payable. The maximum Death Benefit Enhancement amount we will pay is $1,000,000 (this cap will apply at the time the death benefit is calculated). The Death Benefit Enhancement will be payable before the Annuity Date, until Actual Age 95 of the younger Covered Life under the Rider, or until the Contract Value reaches zero, if earlier.

Under a Single Life Guarantee:

If the sole Contract Owner is also the sole Annuitant and sole Covered Life, then:

(a)	Upon the death of the sole Contract Owner / Annuitant / Covered Life, the death benefit, including any Death Benefit Enhancement payable under the Rider, will be paid to the Contract Owner’s Beneficiary. If permitted by federal law, a spouse of the deceased Contract Owner may exercise Spousal Step-In according to the terms of this Contract, but the Rider will terminate.

If the sole Contract Owner is not the sole Annuitant and Covered Life, then:

(a)

Upon Contract Owner’s death, Contract Value[1] will be paid as a death settlement to the Contract Owner’s Beneficiary according to the terms of the Contract. The surviving Annuitant / Covered Life (as spousal Beneficiary) may also choose to exercise Spousal Step-In according to the terms of this Contract if permitted by federal law (subject to IRS requirements for distribution upon Contract Owner’s death), and the Rider will continue.

(b)	Upon Annuitant’s death where no Contingent Annuitant is named in the Contract, the death benefit, including any Death Benefit Enhancement payable under the Rider, will be paid to the surviving Contract Owner, who is deemed to be sole primary Beneficiary under the Beneficiary provision of the Contract;

(c)	Upon Annuitant’s death where the Contract Owner is an entity, the death benefit, including any Death Benefit Enhancement payable under the Rider, will be paid to the Contract Owner’s Beneficiary.

On a jointly owned Contract:

(a)	Upon death of a sole Annuitant who is the Covered Life under the Rider, the death benefit, including any Death Benefit Enhancement payable under the Rider, will be paid to the surviving Contract Owner, who is deemed to be sole primary Beneficiary under the Beneficiary provision of the Contract. The surviving spousal Contract Owner may also choose to exercise Spousal Step-In according to the terms of this Contract if permitted by federal law (subject to IRS requirements for distribution upon Contract Owner’s death), but the Rider will terminate.

(b)

Upon death of the Contract Owner who is not the Annuitant and sole Covered Life, the surviving spousal Contract Owner, who is also the sole Annuitant and the Covered Life under the Rider, may continue the Contract and the Rider if permitted by federal law (subject to IRS requirements for distribution upon Contract Owner’s death). Surviving Contract Owner may also choose to receive the Contract Value[1] as a death settlement.

Under a Joint Life Guarantee:

If the sole Contract Owner is the sole Annuitant, then:

(a)	Upon death of the Covered Life who is the sole Annuitant and the Contract Owner, the surviving Covered Life, who is the Contingent Annuitant, will become the Annuitant and continue the Contract (under spousal Step-In) and the Enhanced Death Benefit Rider as-is if permitted by federal law (subject to IRS requirements for distribution upon Contract Owner’s death). If continuation is not permitted by federal law, the Standard Death Benefit will be paid to the Beneficiary and thus the Contract and the Rider will be terminated.

[1]

Less any Purchase Payment Enhancement(s) credited in the 12 months preceding the date our Administrative Office receives proof of death that have not been already forfeited (applies only if the Smart Foundation Plus Base Contract Option is elected).

(b)	Upon death of the Covered Life who is designated as the Contingent Annuitant and who is not the Contract Owner, no death benefit is payable, and the Contract Owner may continue the Contract and the Rider as sole Annuitant and Covered Life.

If the sole Contract Owner is the Contingent Annuitant named in the Contract, then:

(a)	Upon death of the Annuitant who is not the Contract Owner, the surviving Contract Owner who is also the surviving Covered Life, will become the Annuitant and continue the Contract and the Rider as-is.

(b)

Upon death of the Contract Owner who is also the Contingent Annuitant in the Contract, the surviving Covered Life, as sole primary Beneficiary, may choose to receive the Contract Value[1] as a death settlement (and thus terminate the Contract and the Rider), or continue the Contract (under Spousal Step-In) and the Rider as-is if permitted by federal law (subject to IRS requirements for distribution upon Contract Owner’s death).

If there is only one Contract Owner and Joint Annuitants are named in the Contract:

(a)	Upon death of the Annuitant or Joint Annuitant who is also the Contract Owner, the surviving Covered Life, as sole primary Beneficiary, may choose to receive the Contract Value as a death settlement (and thus terminate the Contract and the Rider), or continue the Contract (under Spousal Step-In) and the Rider as-is if permitted by federal law (subject to IRS requirements for distribution upon Contract Owner’s death). The Standard Death Benefit is not payable until the later death of Annuitant and Joint Annuitant.

(b)	Upon death of the Covered Life who is not the Contract Owner and is named as Annuitant or Joint Annuitant, no death benefit is payable, and the Contract Owner may continue the Contract (under Spousal Step-In) and Rider as sole Annuitant and Covered Life.

On a jointly owned Contract with a sole Annuitant:

(a)	Upon death of the sole Annuitant, the surviving Contract Owner, who is also the Contingent Annuitant and the surviving Covered Life, may continue the Contract (under Spousal Step-In) and the Rider as-is if permitted by federal law (subject to IRS requirements for distribution upon Contract Owner’s death). If continuation is not permitted by federal law, Standard Death Benefit will be paid to the surviving Contract Owner as primary Beneficiary, and thus the Contract and the Rider will be terminated.

(b)

Upon death of the Contract Owner named as Contingent Annuitant who is also a Covered Life, no death benefit will be paid. The surviving Contract Owner who is the Annuitant and surviving Covered Life may continue the Contract (under Spousal Step-In) and the Rider as-is if permitted by federal law (subject to IRS requirements for distribution upon

[1]

Less any Purchase Payment Enhancement(s) credited in the 12 months preceding the date our Administrative Office receives proof of death that have not been already forfeited (applies only if the Smart Foundation Plus Base Contract Option is elected).

Contract Owner’s death). If continuation is not permitted by federal law, the surviving Contract Owner may receive the Contract Value[1] as the death settlement (and thus terminate the Contract and the Rider).

On a jointly owned Contract with Joint Annuitants:

(a)

Upon first death, the surviving Contract Owner who is also the surviving Annuitant and surviving Covered Life, as sole primary Beneficiary, may choose to receive the Contract Value[1] (and thus terminate the Contract and the Rider), or continue the Contract (under Spousal Step-In) and the Rider as-is if permitted by federal law (subject to IRS requirements for distribution upon Contract Owner’s death).

(b)	Upon later death, the death benefit, including any Death Benefit Enhancement payable under the Rider, will be paid to the Contract Owner’s Beneficiary(ies).

8.12.	Removing the Enhanced Death Benefit Rider from your Contract

You can cancel the Enhanced Death Benefit Rider at any time on or after the first Contract Anniversary. If you also purchased the Guaranteed Growth and Income Benefit Rider, both Riders must be terminated simultaneously. Please see “Combining the Guaranteed Growth and Income Benefit and Enhanced Death Benefit Riders” on page 99 for more information.

[1]

Less any Purchase Payment Enhancement(s) credited in the 12 months preceding the date our Administrative Office receives proof of death that have not been already forfeited (applies only if the Smart Foundation Plus Base Contract Option is elected).

8.13.	Termination of the Enhanced Death Benefit Rider

Upon the earliest of the following, the Enhanced Death Benefit Rider will be terminated, but the Contract will remain in force:

(1)	At any time after the first Contract Anniversary immediately following receipt by the Company of a written request by the Contract Owner to discontinue the Rider;

(2)	Upon a change in ownership (or assignment) of the Contract unless:

(a)	The new Contract Owner or assignee assumes full ownership of the Contract and is essentially the same person :

(i)	an individual ownership changed to a personal revocable trust, or

(ii)	an eligible spousal Beneficiary who is also a Covered Life elects to become the Successor Owner of the Contract and the Rider upon Owner / Annuitant’s death, or

(iii)	a change to the Contract Owner’s spouse during the Contract Owner’s lifetime, or

(iv)	a change to a court appointed guardian representing the Contract Owner during the Contract Owner’s lifetime; or

(b)	The assignment is for the purposes of effectuating a 1035 exchange of the Contract;

(3)	Spousal Step-In of a Contract with a Single Life Guarantee upon the Contract Owner’s death (where the Contract Owner is the sole Covered Life);

(4)	Termination of the Guaranteed Growth and Income Benefit Rider (if purchased together with this Rider);

(5)	Annuitization under the Base Contract.

Charges for the Rider stop accruing, and any investment allocation restrictions cease upon Rider termination.

If the Contract is terminated, the Rider will also be terminated. Both the Contract and the Rider will terminate upon the earliest of:

(1)	Full surrender of the Contract;

(2)	Enhanced Death Benefit is paid upon the death of the Covered Life for Single Life Guarantees, or the date of the later death of both Covered Lives for a Joint Life Guarantee;

(3)	Standard Death Benefit is paid to surviving Covered Life (as sole primary Beneficiary) upon the death of the sole Annuitant with Joint Life Guarantee (where the deceased Annuitant is one of the Covered Lives);

(4)	Contract Value[1] is paid as a death settlement upon the death of the Contract Owner when:

(c)	The deceased Contract Owner was not the Annuitant, and the Covered Life under the Single Life Guarantee is the sole Annuitant (if the Covered Life / sole Annuitant is not the Beneficiary or if not permitted to continue the Contract by federal law),

(d)	The deceased Contract Owner was one of the Annuitants and one of the Covered Lives under the Joint Life Guarantee, but the surviving Annuitant / Covered Life is not permitted to continue the Contract by federal law;

(5)	The Contract Value is reduced to zero;

(6)	The Enhanced Death Benefit Base is reduced to zero.

If the Contract is terminated, the Rider will also terminate.

9. GUARANTEED GROWTH	AND INCOME BENEFIT

9.1.	Benefit Overview and Important Information

Benefit Overview

Lifetime Withdrawal Guarantee. The Guaranteed Growth and Income Benefit Rider (also referred to as “Rider” throughout this section) is an optional benefit that provides a Lifetime Withdrawal Guarantee – payments for the lifetime of the Covered Life (with a Single Life Guarantee), or for the lifetime of the last surviving Covered Life (with a Joint Life Guarantee). This Rider provides for a guaranteed lifetime withdrawal benefit adjusted for the Guaranteed Growth Increase and market Step-Ups. The Guaranteed Growth Increase provides an 8% simple interest increase to the Withdrawal Benefit Base for a period of 10 years, while market Step-Ups lock in the market performance annually (if higher than the Guaranteed Growth Increase). The Withdrawal Benefit Base is accumulated in this way before withdrawals under the Lifetime Withdrawal Guarantee are exercised. The Lifetime Withdrawal Guarantee is then based on this Withdrawal Benefit Base and provides lifetime income at eligible ages. Lifetime income is guaranteed as a percentage of the Withdrawal Benefit Base that varies with age at the time the Lifetime Withdrawal Guarantee is exercised (based on the age of the younger Covered Life). After the start of withdrawals, the Guaranteed Annual Withdrawal Amount will be adjusted for market Step-Ups only (Guaranteed Growth Increases will stop). Payments will be made for the life of the Covered Life or for the lifetime of the last surviving Covered Life for a Joint Life Guarantee.

This Rider is designed for someone who is seeking guaranteed income, but also wants to stay invested in the securities market to allow for potentially higher growth in Contract Value and market Step-Ups of the Withdrawal Benefit Base. You will most benefit from this Rider if you delay your lifetime withdrawals to allow your Withdrawal Benefit Base to increase with the Guaranteed Growth and/or market Step-Ups. Lifetime income becomes available starting at age 55, and guaranteed withdrawal percentages range from (4-6)%, increasing with the age at which you exercise your Lifetime Withdrawal Guarantee. Withdrawal percentages are based on the age of the younger Covered Life, if you elect the Joint Life Guarantee.

[1]

Less any Purchase Payment Enhancement(s) credited in the 12 months preceding the date our Administrative Office receives proof of death that have not been already forfeited (applies only if the Smart Foundation Plus Base Contract Option is elected).

The Annuity Payout Period (Annuitization) may begin under certain conditions of the Rider and may be payable at the Guaranteed Annual Withdrawal Amount according to the Rider. For further information, please see “What if the Withdrawal Benefit Base or Contract Value is reduced to zero?” on page 91 of this prospectus and “What happens on the Annuity Date” on page 96 of this prospectus.

Important Information about the Rider:

•	The Rider is an optional benefit added to your Contract; it provides various benefits described in this prospectus for an additional charge.

•	Termination of the Contract results in termination of this Rider. Termination of the Rider or the Contract will result in termination of guaranteed lifetime withdrawals.

•	The Rider Charges are non-refundable, whether or not you take withdrawals while the Rider is in effect.

•	All withdrawals, including the withdrawals taken while the Rider is in effect, reduce your Contract Value and death benefit.

•

All withdrawals, including the Free Withdrawal Amount, will be subject to the terms of the Rider. If the withdrawal amount is greater than the Free Withdrawal Amount (whether or not it is below the Guaranteed Annual Withdrawal Amount), it will be subject to Surrender Charges (See “Surrender Charge” section of the prospectus for details) and any other applicable charges.

•

Your Contract is subject to limitations on your Fixed Interest and Subaccount allocations according to the terms of the Rider. The Company can change these limitations with 60 days prior notice to you, and may do so as a result of changes in the economic environment or for changes in the Subaccount options available under the Contract.

•	Excess Withdrawals may reduce future benefits by more than the dollar amount of the Excess Withdrawal, and may result in one or more of the following:

i)	a permanent reduction in your future Guaranteed Annual Withdrawal Amount;

ii)	termination of the Rider;

iii)	termination of the Contract.

To determine if your withdrawal would be considered an Excess Withdrawal and/or to find out what your Guaranteed Annual Withdrawal Amount would be after the Excess Withdrawal is taken, please contact Customer Service prior to requesting the withdrawal.

•

Withdrawals from tax-qualified contracts during the Withdrawal Phase up to the amount of Required Minimum Distributions are not considered Excess Withdrawals and do not incur the adverse consequences of Excess Withdrawals under the Guaranteed Growth and Income Benefit Rider).

9.2.	Purchasing the Guaranteed Growth and Income Benefit Rider with your Contract

At the time you purchase your Contract, you have the option to purchase a Guaranteed Growth and Income Benefit Rider for an additional charge. This Rider may not be added after you purchase the Contract. The Rider Effective Date is the Contract Date. This Rider is available for purchase with any Base Contract Option, and may also be purchased in combination with the Enhanced Death Benefit Rider (see “Enhanced Death Benefit” on page 68 and “Combining the Guaranteed Growth and Income Benefit and Enhanced Death Benefit Riders” on page 99 for more information). If you purchase the Rider in combination with the Enhanced Death Benefit Rider, you will not be able to terminate them independently in the future.

The Rider only covers natural person(s) named in the Contract, and the Covered Life(ves) (up to two) must be named at Contract issue or the Rider Effective Date.

ISSUE AGE REQUIREMENTS

The Single Life Guarantee is available only if the Covered Life is between the ages of 35 and 80 on the Rider Effective Date. The Joint Life Guarantee is available only if, on the Rider Effective Date, the older Covered Life is between the ages of 35-85, and the younger Covered Life is between the ages of 35-80.

A Covered Life must always meet issue age requirements at time of designation.

Issue age for the Rider is determined by the Age Nearest Birthday of the Covered Life(ves).

OWNER / ANNUITANT REQUIREMENTS

For a Single Life Guarantee to be issued, the Covered Life under the Rider must be the sole Annuitant. The Covered Life must also be a Contract Owner unless the Contract Owner is an entity. Single Life Guarantee is not available if Joint Annuitants are named in the Contract.

For a Joint Life Guarantee to be issued, the first Covered Life must be the Annuitant and the second Covered Life must be the Contingent Annuitant or the Joint Annuitant. At least one Covered Life must be a Contract Owner, and any non-Owner Covered Life must be the sole primary Beneficiary. If Covered Lives are both Owners, they must be each other’s sole primary Beneficiary. A Joint Life Guarantee may be continued upon Contract Owner’s death only if permitted by federal law. A Joint Life Guarantee is not available if the Contract Owner is an entity.

Covered Life(ves) cannot be changed after the Rider Effective Date, except under conditions outlined in “Replacing a Covered Life Under a Joint Life Guarantee” below.

Example Owner / Annuitant arrangements permitted under the Rider:

Single Life Guarantee:

Contract Owner(s)	Annuitant	Covered Life
John Smith	John Smith	John Smith

John Smith + Elisabeth Smith	John Smith	John Smith

John Smith + Elisabeth Smith	Elisabeth Smith	Elisabeth Smith

Entity	John Smith	John Smith

Joint Life Guarantee:

Contract Owner(s)	Annuitant	Joint Annuitant (Non-Qualified Contract 1035 Exchanges Only)	Contingent Annuitant	Covered Lives

John Smith	John Smith		Elisabeth Smith	John Smith + Elisabeth Smith

John Smith	John Smith	Elisabeth Smith		John Smith + Elisabeth Smith
John Smith	Elisabeth Smith		John Smith	John Smith + Elisabeth Smith

John Smith	Elisabeth Smith	John Smith		John Smith + Elisabeth Smith

John Smith + Elisabeth Smith	John Smith		Elisabeth Smith	John Smith + Elisabeth Smith

John Smith + Elisabeth Smith	John Smith	Elisabeth Smith		John Smith + Elisabeth Smith

John Smith + Elisabeth Smith	Elisabeth Smith		John Smith	John Smith + Elisabeth Smith

John Smith + Elisabeth Smith	Elisabeth Smith	John Smith		John Smith + Elisabeth Smith

9.3.	Single and Joint Life Guarantees

The Rider can be purchased as a Single or Joint Life Guarantee. Under a Single Life Guarantee, all Rider features and benefits are measured using the age and lifetime of the sole Covered Life, who is also the sole Annuitant. Under a Joint Life Guarantee, all Rider features are measured using the age of the younger Covered Life, and all lifetime benefits are payable over the lifetime of the last survivor of the Covered Lives. You must specify both Covered Lives in the Application for a Joint Life Guarantee.

CONVERTING A SINGLE LIFE GUARANTEE TO A JOINT LIFE GUARANTEE

You cannot convert a Single Life Guarantee to a Joint Life Guarantee. You will not be able to add a Covered Life after the Rider Effective Date.

CONVERTING A JOINT LIFE GUARANTEE TO A SINGLE LIFE GUARANTEE

If you have not started withdrawals under the Lifetime Withdrawal Guarantee of the Rider, and provided that all Owner / Annuitant designation requirements outlined in the Contract are satisfied, you may convert a Joint Life Guarantee to a Single Life Guarantee under the following conditions:

•	Death of a Covered Life

•	Removal of a Covered Life by the Contract Owner(s).

Once the Rider is converted to a Single Life Guarantee, the Rider Charge will change from Joint to Single, and no additional Covered Life may be added in the future.

If you have started withdrawals under the Lifetime Withdrawal Guarantee of the Rider, the Joint Life Guarantee cannot be converted to a Single Life Guarantee. The Covered Life can be removed from the Contract by the Contract Owner(s) (provided that all Owner / Annuitant requirements are satisfied), but the charge for the Rider would remain at the Joint Life Guarantee charge.

REPLACING A COVERED LIFE UNDER A JOINT LIFE GUARANTEE

If you have not started withdrawals under the Lifetime Withdrawal Guarantee of the Rider, and provided that all Owner / Annuitant designation requirements outlined in the Contract are satisfied, a Covered Life may be replaced by the Contract Owner(s). All features and benefits of the Rider will be based on the age of the younger Covered Life (after replacement), and any Covered Life must also meet issue age requirements at time of designation.

If you have started withdrawals under the Lifetime Withdrawal Guarantee of the Rider, the Covered Life cannot be replaced. The Covered Life can be removed from the Contract by the Contract Owner(s) (provided that all Owner / Annuitant designation requirements are satisfied), but no additional Covered Life may be added in the future, and the Rider Charge would remain at the Joint Life Guarantee charge.

IMPACT OF DIVORCE

Upon divorce, unless the divorce decree provides otherwise, you have the following options:

(1)	change the Rider from a Joint Life Guarantee to a Single Life Guarantee (subject to conditions outlined under “Converting a Joint Life Guarantee to a Single Life Guarantee” above);

(2)	keep the Joint Life Guarantee, but replace a Covered Life (subject to conditions outlined under “Replacing a Covered Life under a Joint Life Guarantee” above); or

(3)	terminate the Rider, thereby eliminating the Lifetime Withdrawal Guarantee.

The Company will attempt to accommodate any other arrangements provided in a divorce decree.

9.4.	Withdrawal Benefit Base

The Withdrawal Benefit Base is the amount used to determine the value of the Guaranteed Annual Withdrawal Amount under the Lifetime Withdrawal Guarantee.

In the Deferral Phase, the Withdrawal Benefit Base can grow due to Guaranteed Growth Increases, Step-Ups, or Subsequent Purchase Payments and decrease for Early Access Withdrawals. The period during which withdrawals are taken under the Lifetime Withdrawal Guarantee is called the Withdrawal Phase. In the Withdrawal Phase, the Withdrawal Benefit Base may increase with annual Step-Ups and decrease for Excess Withdrawals.

How is the Withdrawal Benefit Base determined?

On the Rider Effective Date, the Withdrawal Benefit Base is equal to the Initial Purchase Payment received by the Company.

After the Rider Effective Date, the value of the Withdrawal Benefit Base is determined based on the Contract Phase.

In the Deferral Phase, the Withdrawal Benefit Base increases dollar-for-dollar with each Purchase Payment. Each year on the Contract Anniversary until the earlier of the end of the Guaranteed Growth Period or Actual Age 95 of the younger Covered Life, a Guaranteed Growth Increase will be credited to the Withdrawal Benefit Base, followed by evaluation of a Step-Up opportunity (see below for details on the Guaranteed Growth Increase calculation, Guaranteed Growth Period and Step-Up evaluation). The Withdrawal Benefit Base will be decreased for Early Access Withdrawals (see “Deferral Phase – Early Access Withdrawal Option” section on page 89 for more details).

At the time the Lifetime Withdrawal Guarantee is exercised, the Withdrawal Benefit Base will be set equal to the greater of the following:

1)	Contract Value immediately prior to the first lifetime withdrawal, or

2)	Withdrawal Benefit Base, including the Guaranteed Growth Increase prorated for any partial year since the prior Contract Anniversary.

Please, see the “Guaranteed Growth and Income Benefit Rider: Withdrawal Benefit Base at the start of Lifetime Withdrawals” example on page 122 (Appendix B) for details on how the Withdrawal Benefit Base is determined at the time you begin your Lifetime Withdrawals.

The Guaranteed Annual Withdrawal Amount will be calculated based on the Withdrawal Benefit Base at that time.

In the Withdrawal Phase, Guaranteed Growth Increase and Purchase Payments will no longer be credited to the Withdrawal Benefit Base. The Withdrawal Benefit Base will continue to be evaluated for Automatic Annual Step-Up opportunities each year (on the Contract Anniversary) through age 95. Withdrawal Benefit Base will be reduced for Excess Withdrawals (see “Effect of Withdrawals on Withdrawal Benefit Base” on page 92 for more details).

There are additional conditions that apply to Withdrawal Benefit Base increases if your Base Contract option includes Purchase Payment Enhancements. Please, see “Smart Foundation Plus Base Contract Option and the Guaranteed Growth and Income Benefit Rider” section on page 82 of this prospectus.

Maximum Withdrawal Benefit Base is $10,000,000.

GUARANTEED GROWTH INCREASE OF WITHDRAWAL BENEFIT BASE

On each Contract Anniversary, before the end of the Guaranteed Growth Period and if the Withdrawal Benefit Base is greater than zero, the Company will credit a Guaranteed Growth Amount to the Withdrawal Benefit Base.

Guaranteed Growth Period

Guaranteed Growth Increases are only available during the Guaranteed Growth Period. This period will start on the Rider Effective Date and will last as described below, unless a Step-Up occurs, in which case the Guaranteed Growth Period will reset.

The Guaranteed Growth Period lasts until the earlier of (1), (2), or (3) where:

(1)	Actual Age 95 of the younger Covered Life or Annuity Date (if earlier than the maximum age);

(2)	the 10th Contract Anniversary since the later of (a) and (b) where

(a)	is the Rider Effective Date, and

(b)	is the date of the most recent Step-Up;

(3)	the end of the Deferral Phase.

Guaranteed Growth Amount

The Guaranteed Growth Amount is a dollar amount which is credited to the Withdrawal Benefit Base on each Contract Anniversary during the Guaranteed Growth Period. The Guaranteed Growth Amount is based on the

Guaranteed Growth Base, and is added to the Withdrawal Benefit Base. The Guaranteed Growth Amount is calculated by applying the Growth Rate to the Guaranteed Growth Base, adjusted for any Purchase Payments and Early Access Withdrawals throughout the Contract Year (see “Guaranteed Growth and Income Benefit Rider: Guaranteed Growth Increase in the Deferral Phase” example on page 122 in Appendix B).

Guaranteed Growth Amount will always be based on the Guaranteed Growth Base (see below), but added to the Withdrawal Benefit Base. If a Step-Up occurs, the Guaranteed Growth Amount will be added to the stepped-up Withdrawal Benefit Base the following Contract Year.

Growth Rate

The Growth Rate is the simple interest percentage used to determine the Guaranteed Growth Amount. The current Growth Rate is 8%.

Guaranteed Growth Base

The Guaranteed Growth Base is the amount used to determine the annual Guaranteed Growth Amount and is equal to Net Purchase Payments (sum of all Purchase Payments less any withdrawals on a dollar-for dollar basis). The Guaranteed Growth Base is separate from the Contract Value or Withdrawal Benefit Base.

Purchase Payment Enhancements (applicable only with the Smart Foundation Plus Base Contract Option) are not included in the Guaranteed Growth Base.

AUTOMATIC ANNUAL STEP-UP OF WITHDRAWAL BENEFIT BASE

A Step-Up is an increase of the Withdrawal Benefit Base to an amount equal to 100% of the Contract Value. On each Contract Anniversary until age 95 of the younger Covered Life, your Withdrawal Benefit Base will be evaluated for Step-Up opportunity. If the Contract Value at the time of evaluation is greater than the Withdrawal Benefit Base (after a Guaranteed Growth Increase has been applied if your Contract is still in the Guaranteed Growth Period), the Withdrawal Benefit Base will automatically Step-Up to the Contract Value. In addition, if the Contract has entered the Withdrawal Phase, the Guaranteed Annual Withdrawal Amount will increase by the same percentage as the Withdrawal Benefit Base, unless the Lifetime Withdrawal Rate is also increased (see “Lifetime Withdrawal Rate after Step-Up” under “Calculating Lifetime Withdrawals” below).

Example. Please see “Guaranteed Growth and Income Benefit Rider: Automatic Annual Step-Up of Withdrawal Benefit Base” example on page 124 of this prospectus.

EFFECT OF ADDITIONAL PURCHASE PAYMENTS

During the Deferral Phase, the Withdrawal Benefit Base increases dollar-for-dollar with each Subsequent Purchase Payment. Purchase Payments made on Contract Anniversary are credited to the Withdrawal Benefit Base after the Guaranteed Growth Amount is credited and evaluation for Step-Up takes place. During the Withdrawal Phase, the Withdrawal Benefit Base does not increase for Subsequent Purchase Payments.

ADDITIONAL NOTES FOR THE WITHDRAWAL BENEFIT BASE

The Rider Charge is expressed as an annual percentage of the Withdrawal Benefit Base. If the Withdrawal Benefit Base increases, the dollar amount of the Rider Charge will also increase.

The Withdrawal Benefit Base is a reference amount only, cannot be withdrawn in a lump sum, and is not payable as a death benefit.

9.5.	Smart Foundation Plus Base Contract Option and the Guaranteed Growth and Income Benefit Rider

This section applies only if you purchase the Smart Foundation Plus Base Contract Option.

EFFECT OF PURCHASE PAYMENT ENHANCEMENTS ON THE WITHDRAWAL BENEFIT BASE

Purchase Payment Enhancements are not included in the initial Withdrawal Benefit Base on the Contract Date, and do not increase the Withdrawal Benefit Base when Subsequent Purchase Payments are made.

Contract Value Step-Up. If you have a Smart Foundation Plus Base Contract Option, your Contract Value will be immediately credited with the Purchase Payment Enhancement for every Purchase Payment that you make. If a Step-Up takes place, any Purchase Payment Enhancements which are part of the Contract Value also become part of the Withdrawal Benefit Base.

Withdrawal Benefit Base Enhancement True-Up

The Withdrawal Benefit Base Enhancement True-Up will increase the Withdrawal Benefit Base in the event that poor market performance does not result in a Step-Up, or if the Stepped-Up value does not reflect the full amount of the Purchase Payment Enhancement(s). There is a three-year waiting period for inclusion of Purchase Payment Enhancements in the Withdrawal Benefit Base. Withdrawal Benefit Base Enhancement True-Ups will cease when the first withdrawal is taken (including Early Access Withdrawal).

On each Contract Anniversary beginning with the third Contract Anniversary, the Withdrawal Benefit Base Enhancement True-Up evaluation will take place every anniversary, until a withdrawal is taken (including an Early Access Withdrawal).

Evaluation for a Withdrawal Benefit Base Enhancement True-Up will be carried out in the following order:

Step 1:	Guaranteed Growth Amount is credited to the Withdrawal Benefit Base,

Step 2:	Withdrawal Benefit Base is evaluated for Step-Up,

Step 3:	Withdrawal Benefit Base is evaluated for Withdrawal Benefit Base Enhancement True-Up.

At the time of Withdrawal Benefit Base Enhancement True-Up evaluation, your Withdrawal Benefit Base (determined in Step 2) will be compared to the Withdrawal Benefit Enhancement True-Up Base. The Withdrawal Benefit Enhancement True-Up Base is the sum (to date, including the date on which the evaluation takes place) of (1), (2) and (3), where:

(1)	is the sum of Purchase Payments, up to, but not including the date on which the evaluation takes place,

(2)	is the sum of Purchase Payment Enhancements which are at least 36 months old as of the date of the evaluation, and

(3)	is the sum of Guaranteed Growth Amounts credited to the Withdrawal Benefit Base to date, including the date on which the evaluation takes place.

If the Withdrawal Benefit Base (determined in Step 2) is less than the Withdrawal Benefit Enhancement True-Up Base, your Withdrawal Benefit Base will be set equal to the Withdrawal Benefit Enhancement True-Up Base.

If you take any withdrawals, including Early Access Withdrawals, your Withdrawal Benefit Base will no longer be evaluated for Withdrawal Benefit Base Enhancement True-Up.

Please, refer to “Guaranteed Growth and Income Benefit Rider: Enhancement True-Up” example on page 126 in Appendix B: Numerical Examples.

EFFECT OF PURCHASE PAYMENT ENHANCEMENTS ON THE GUARANTEED GROWTH BASE

Purchase Payment Enhancements are not included in the Guaranteed Growth Base, and will not increase the Guaranteed Growth Amount.

9.6.	Rider Charge

The Rider Charge is expressed as an annual percentage of the Withdrawal Benefit Base, and  1/4 of the annual charge will be deducted from the Contract Value on a quarterly basis. One fourth of the annual Rider Charge will be multiplied by the average monthly Withdrawal Benefit Base for the quarter and this amount will be deducted on the last day of the Contract Year Quarter. The Withdrawal Benefit Base used in the calculation is the average monthly Withdrawal Benefit Base over the quarter, which does not include the Guaranteed Growth for the current Contract Year. Rider Charges will be deducted until the Annuity Date. The Rider Charge will be deducted from the Subaccounts pro-rata based on the fund allocation at the time of deduction.

If you make a full surrender of your Contract before the charges for any Riders are deducted, your Contract Value will be reduced by the accrued Rider Charges, plus any applicable Surrender Charge. In addition, upon payment of the Death Benefit associated with the Contract, the Death Benefit payable will be reduced by the accrued Rider Charges. No Rider Charge will be imposed upon Annuitization, or deducted after the Annuity Date.

The current Rider Charge for a Single Life Guarantee is 1.05%, and 1.25% for a Joint Life Guarantee. The Maximum Rider Charge is 2.00%. Current and Maximum Rider Charges, as well as the Maximum Charge Increases are summarized in the “Rider Charges” subsection of “Fees and Expenses” section on page 42 of this prospectus.

On the date of an automatic Step-Up of the Withdrawal Benefit Base to the Contract Value, the effective annual Rider Charge may be increased, but will not be greater than the current charge applicable to the class of Contract Owners then electing the Rider, and the increase may be no more than 0.50%. The Contract Owner will be notified 60 days before an applicable Rider Charge increase and can opt out of any future Rider Charge increases by sending, at least 30 days prior to a Contract Anniversary, a written request to the Company to do so. No future increases in the current charge for the Rider will be made and all future Automatic Annual Step-Ups will be suspended. The Contract Owner may request a reinstatement of the Automatic Annual Step-Ups of the Withdrawal Benefit Base by sending a written request to the Company, which must be received at least 30 days prior to a Contract Anniversary on which the reinstatement is requested to be effective. Future charges will be the same as the charges applied to the class of Contract Owners electing the benefit at that time, not to exceed the Maximum Rider Charge.

9.7.	Contract Phases under the Rider – Overview

The Rider has two phases, the Deferral Phase and the Withdrawal Phase. These phases are independent of the Accumulation Period and Annuity Payout Period of your Contract.

I	Deferral Phase

Your Contract will stay in the Deferral Phase until you exercise withdrawals under the Lifetime Withdrawal Guarantee and enter the Withdrawal Phase. In the Deferral Phase (prior to the Annuity Date), you can take withdrawals that do not initiate the Withdrawal Phase of the Rider. Such withdrawals are called Early Access Withdrawals: please see “Deferral Phase – Early Access Withdrawal Option” below for details.

The Deferral Phase begins on the Contract Date and continues until the earliest of the following:

(a)	Lifetime Withdrawal Guarantee is exercised (not available before Actual Age 55 is attained by the younger Covered Life – please see “Withdrawal Phase – Lifetime Withdrawal Guarantee” on page 91 of this prospectus for more details),

(b)	Actual Age 95 is attained by the younger Covered Life and the Contract enters the Annuity Payout Period (please see “What Happens on the Annuity Date?” on page 96 of this prospectus for more details),

(c)	Contract Value is reduced to zero (please see “What Happens if my Withdrawal Benefit Base or my Contract Value Reduces to Zero?” on page 96 of this prospectus for more details),

(d)	Termination of the Contract or Rider,

(e)	Annuitization, or

(f)	The death of the sole Covered Life for a Single Life Guarantee, or the later death of both Covered Lives for a Joint Life Guarantee.

II	Withdrawal Phase

The period during which you take withdrawals under the Lifetime Withdrawal Guarantee is called the Withdrawal Phase.

The Withdrawal Phase begins when you first exercise the Lifetime Withdrawal Guarantee (i.e. initiate lifetime withdrawals) and continues until the earliest of the following:

(a)	Actual Age 95 is attained by the younger Covered Life and the Contract enters the Annuity Payout Period (please see “What happens on the Annuity Date?” on page 96 of this prospectus for more details),

(b)	Withdrawal Benefit Base and/or Contract Value is reduced to zero (please see “What Happens if my Withdrawal Benefit Base or my Contract Value Reduces to Zero?” on page 96 of this prospectus for more details),

(c)	Termination of the Contract or Rider,

(d)	Annuitization (please see “What Happens on the Annuity Date?”on page 96 of this prospectus for more details), or

(e)	The death of a sole Covered Life for a Single Life Guarantee, or the later death of both Covered Lives for a Joint Life Guarantee.

The Withdrawal Phase may occur during the Accumulation Period of the Contract prior to beginning the Annuity Payout Period. Lifetime withdrawals become available at Actual Age 55 of the younger Covered Life. Your guaranteed withdrawal rate will depend on the age (of the younger Covered Life) at the time the Lifetime Withdrawal Guarantee is exercised. Please see “Withdrawal Phase – Lifetime Withdrawal Guarantee” on page 91 for details.

Regardless of the Contract Phase, Surrender Charges will apply if withdrawals exceed the Contract’s annual Free Withdrawal Amount. Surrender charges are not a fixed amount. Please see “Surrender Charge” on page 39 of this prospectus for more details.

9.8.	Withdrawal Options under the Rider

Withdrawals can be taken in both the Deferral and Withdrawal Phases.

DEFERRAL PHASE – EARLY ACCESS WITHDRAWAL OPTION

You are permitted to take a withdrawal during the Deferral Phase that does not initiate the Lifetime Withdrawal Guarantee and will keep the Contract in the Deferral Phase. Such withdrawals allow you to wait for a higher Lifetime Withdrawal Rate and continue the Guaranteed Growth Period and can be taken under the Early Access Withdrawal Option. You may elect to take the Early Access Withdrawal as a one-time or systematic withdrawal. At the time the withdrawal is requested, you must indicate to the Company that you are requesting an Early Access Withdrawal and that you do not wish to enter the Withdrawal Phase.

Important Note: If you do not indicate that you are requesting to remain in the Deferral Phase by utilizing the Early Access Withdrawal Option, and you are eligible to receive Lifetime Withdrawals based on the age of the younger Covered Life, your Lifetime Withdrawal Guarantee will be initiated, and the Contract will move into the Withdrawal Phase.

Withdrawal in the Deferral Phase before the Lifetime Withdrawal Guarantee becomes available

If you request a withdrawal before the Lifetime Withdrawal Guarantee becomes available to you (based on the age of the younger Covered Life), it will be treated as an Early Access Withdrawal, which can be taken as a one-time distribution or periodically under the Systematic Withdrawal option, and the Contract will remain in the Deferral Phase. If the withdrawals are set up systematically, the Contract will remain in the Deferral Phase until the request is received by the Company with instructions to enter the Withdrawal Phase and to exercise the Lifetime Withdrawal Guarantee. There may be tax implications to taking withdrawals prior to age 59  1/2. See “Taxes” on page 110 of this prospectus for more information.

Withdrawal in the Deferral Phase after the Lifetime Withdrawal Guarantee becomes available

If you request a withdrawal after the Lifetime Withdrawal Guarantee becomes available to you (based on the age of the younger Covered Life), your Lifetime Withdrawal Guarantee will be exercised, and the Contract will move into the Withdrawal Phase. If you wish to remain in the Deferral Phase, you must specifically request an Early Access Withdrawal, which can be taken as a one-time distribution or systematically. If you request to receive an Early Access Withdrawal systematically, your Contract will remain in the Deferral Phase until you send us a request with instructions to enter the Withdrawal Phase and exercise the Lifetime Withdrawal Guarantee. There may be tax implications to taking withdrawals prior to age 59  1/2. See “Taxes” on page 110 of this prospectus for more details.

Effect of Early Access Withdrawal on Withdrawal Benefit Base

Early Access Withdrawals in the Deferral Phase reduce the Withdrawal Benefit Base by the greater of (a) and (b) where:

(a)	is the Early Access Withdrawal amount, and

(b)	is the Early Access Withdrawal amount multiplied by the ratio of (1) and (2) where:

(1)	is the Withdrawal Benefit Base just prior to the Early Access Withdrawal (not including pro-rated growth for the current Contract Year), and

(2)	is the Contract Value[1] just prior to the Early Access Withdrawal.

Effect of Early Access Withdrawal on Guaranteed Growth Base

Early Access Withdrawals reduce the Guaranteed Growth Base by the dollar amount of the Early Access Withdrawal.

[1]

After the Contract Value is reduced by the amount of any Purchase Payment Enhancement forfeited as a result of the withdrawal (applies only if the Smart Foundation Plus Base Contract Option is elected).

Effect of Early Access Withdrawal on Contract Value

Early Access Withdrawals reduce the Contract Value by the dollar amount of the Early Access Withdrawal, plus any taxes and/or fees, if applicable. If the amount of the Early Access Withdrawal exceeds the Free Withdrawal Amount, Surrender Charges will apply. Please, see the “Surrender Charge” section on page 39 for details. There may be tax implications to taking withdrawals prior to age 59  1/2. See “Taxes” on page 105 of this prospectus for more details.

Effect of Partial Annuitization

Partial Annuitization (available only in the Deferral Phase) will reduce the Withdrawal Benefit Base, Guaranteed Growth Base, and the Contract Value in the same manner as Early Access Withdrawals (described above).

WITHDRAWAL PHASE – LIFETIME WITHDRAWAL GUARANTEE

Once the younger Covered Life has reached the eligible age of 55, you may exercise your Lifetime Withdrawal Guarantee and enter the Withdrawal Phase.

Once withdrawals have started under the Lifetime Withdrawal Guarantee, Partial Annuitization is no longer available.

Lifetime Withdrawal Guarantee

Your Lifetime Withdrawal Guarantee provides lifetime withdrawals up to the Guaranteed Annual Withdrawal Amount for the lifetime of the Covered Life or for the lifetime of the last surviving Covered Life for a Joint Life Guarantee. Guaranteed Annual Withdrawal Amount is adjusted for Guaranteed Growth and Contract Value Step-Ups. The Lifetime Withdrawal Guarantee is only available if the younger Covered Life at the time of the first Lifetime Withdrawal is 55 or older. Termination of the Rider or the Contract will result in termination of payments under this guarantee (please refer to “Termination of the Guaranteed Growth and Income Benefit Rider” on page 98 of this prospectus for more details).

CALCULATING LIFETIME WITHDRAWALS

Guaranteed Annual Withdrawal Amount

You may take withdrawals annually up to the Guaranteed Annual Withdrawal Amount, which is calculated on every Contract Anniversary and is equal to the Lifetime Withdrawal Rate multiplied by the Withdrawal Benefit Base.

If the Guaranteed Annual Withdrawal Amount is greater than the Free Withdrawal Amount, Surrender Charges and any other applicable charges will apply (see “Transaction Charges” sub-section of “Fees and Expenses” section on page 39 for details).

Lifetime Withdrawal Rate

The Lifetime Withdrawal Rate is used to determine the amount of your lifetime withdrawals (Guaranteed Annual Withdrawal Amount). The age at the time the Lifetime Withdrawal Guarantee is first exercised determines the Lifetime Withdrawal Rate. For a Single Life Guarantee, the Lifetime Withdrawal Rate is based on the Actual Age of the Covered Life at the time you exercise the Lifetime Withdrawal Guarantee. For a Joint Life Guarantee, the Lifetime Withdrawal Rate is based on the Actual Age of the younger Covered Life at the time you exercise the Lifetime Withdrawal Guarantee (referred to as “age” or “Actual Age” in the section below).

Age-Banded Lifetime Withdrawal Rates:

Actual Age at the start of Withdrawal Phase		Lifetime Withdrawal Rate
At Least	But Less Than
55	65	4.00%
65	75	5.00%
75 and over		6.00%

Lifetime Withdrawal Rate after Step-Up

If a Step-Up occurs during the Withdrawal Phase, the Contract is eligible to receive the Lifetime Withdrawal Rate for the current age.

Example: Contract is purchased at age 59; withdrawals start at age 63 at a Lifetime Withdrawal Rate of 4.00%. Step-Up occurs at age 67; the new Lifetime Withdrawal Rate is 5.00%.

EFFECT OF WITHDRAWALS ON WITHDRAWAL BENEFIT BASE

Effect of Withdrawals less than Guaranteed Annual Withdrawal Amount

If your total withdrawals in a Contract Year do not exceed the Guaranteed Annual Withdrawal Amount, the Withdrawal Benefit Base will not be reduced. The Withdrawal Benefit Base remains equal to the Withdrawal Benefit Base just prior to the withdrawal.

If you elect to take less than or none of the Guaranteed Annual Withdrawal Amount in any given Contract Year, the Guaranteed Annual Withdrawal Amount is not increased in subsequent Contract Years for the amount not taken. You cannot carry over any unused Guaranteed Annual Withdrawal Amounts to any future Contract Years.

Example: Suppose that the Guaranteed Annual Withdrawal Amount is $1,000 and you withdraw $500 during the current Contract Year. The Guaranteed Annual Withdrawal Amount will not increase by $500 in the next Contract Year or in any future Contract Year.

Effect of Withdrawals more than Guaranteed Annual Withdrawal Amount (Excess Withdrawals)

In each Contract Year, when there is Contract Value remaining, you may withdraw more than the Guaranteed Annual Withdrawal Amount in effect at the time of the withdrawal request, up to the current Contract Value.

Excess Withdrawals. Any portion of a withdrawal that causes cumulative withdrawals in a given Contract Year to exceed the Guaranteed Annual Withdrawal Amount is referred to as an Excess Withdrawal. An Excess Withdrawal could significantly reduce your Withdrawal Benefit Base by more than the dollar amount of your Excess Withdrawal. Excess Withdrawals will also reduce the amount of the future Guaranteed Annual Withdrawal Amount.

Excess Withdrawal Amount = Total Withdrawal – remaining portion of the Guaranteed Annual Withdrawal Amount (prior to the withdrawal)

Excess Withdrawals reduce the Withdrawal Benefit Base by the greater of (a) and (b) where:

(a)	is the Excess Withdrawal Amount

(b)	is the Excess Withdrawal Amount multiplied by the ratio of (1) and (2) where:

(1)	is the Withdrawal Benefit Base just prior to the Excess Withdrawal, and

(2)	is the greater of zero and the difference between (i) and (ii) where:

(i)	is the Contract Value* immediately prior to the Excess Withdrawal, and

(ii)	is the Guaranteed Annual Withdrawal Amount remaining prior to the Excess Withdrawal.

If the Withdrawal Benefit Base is reduced by an Excess Withdrawal, your Guaranteed Annual Withdrawal Amount will be reduced on the Contract Anniversary following the Excess Withdrawal.

At the time you request the withdrawal (whether over the telephone or via a withdrawal form provided by the Company), the Company will provide information necessary to determine if the requested withdrawal amount would result in Excess Withdrawal treatment and thus reduce the Withdrawal Benefit Base. You may also contact the Company’s Customer Service at any time to determine whether a contemplated withdrawal would result in Excess Withdrawal treatment.

SYSTEMATIC WITHDRAWALS

Systematic withdrawals may be taken under either of the Withdrawal Options. The maximum systematic withdrawal amount is the Free Withdrawal Amount. However, systematic withdrawals can still be taken for the full Guaranteed Annual Withdrawal Amount in the Withdrawal Phase, even if it exceeds the Free Withdrawal Amount, but surrender charges will apply once the Free Withdrawal Amount has been depleted.

9.9.	Required Minimum Distributions and the Guaranteed Growth and Income Benefit Rider

If you are obligated to take Required Minimum Distributions (due to IRS rules), and your Contract has been in effect through at least one calendar year-end, you can elect Required Minimum Distribution (RMD) withdrawals. You may elect to take your distributions as a one-time or systematic withdrawal. The Company will automatically calculate your distribution each calendar year-end. RMD calculations will be limited to your Penn Mutual Contract only.

REQUIRED MINIMUM DISTRIBUTIONS IN THE DEFERRAL PHASE

In order to receive the RMDs from this Contract in the Deferral Phase without initiating the Lifetime Withdrawal Guarantee, the Company must receive a request to take RMDs as Early Access Withdrawals. The Contract will then remain in the Deferral Phase, and each RMD will reduce the Withdrawal Benefit Base and the Guaranteed Growth Base as outlined under the “Deferral Phase – Early Access Withdrawal Option” section above.

REQUIRED MINIMUM DISTRIBUTIONS IN THE WITHDRAWAL PHASE

RMD withdrawals in the Withdrawal Phase are subject to more favorable Excess Withdrawal treatment. Such treatment is contingent on your acceptance of the Company’s calculations of the RMD amounts, and RMD calculations will be limited to your Penn Mutual Contract only.

*	After the Contract Value is reduced by the amount of any Purchase Payment Enhancement forfeited as a result of the withdrawal (applies only if the Smart Foundation Plus Base Contract Option is elected).

In the Withdrawal Phase, upon receipt of the written notification of the election of RMD withdrawals by the Company, the benefit will be treated as follows:

•

Every Contract Year the Guaranteed Annual Withdrawal Amount will be calculated as outlined above. This amount will not be changed based on the RMD requirement (which will be calculated every calendar year-end).

•	If the RMD amount is greater than the Guaranteed Annual Withdrawal Amount:

•	Withdrawal Benefit Base will not be reduced for withdrawals up to the RMD amount;

•	Withdrawals in excess of RMD Amount will be treated as Excess Withdrawals.

•	If you elect to receive RMD withdrawals and the RMD amount is less than the Guaranteed Annual Withdrawal Amount, you will receive the RMD amount.

If your RMD amount exceeds your Guaranteed Annual Withdrawal Amount, you will have to withdraw more than the Guaranteed Annual Withdrawal Amount. Any RMD amount that is not taken as required will be subject to an imposition of the 50% excise tax as prescribed by federal law. RMD amounts may include a percentage of the value of all benefits under the Contract, which may include the present value of benefits under the Guaranteed Growth and Income Benefit Rider and other Contract provisions. Required Minimum Distributions from an IRA are always taxable.

9.10.	72 (q)/(t) Considerations

If a withdrawal is taken from the annuity before age 59  1/2, the IRS generally imposes a 10% early withdrawal penalty on such distributions. However, substantially equal periodic payments under IRC Section 72(q)/72(t) are exempt from the 10% penalty tax on early distributions. If you choose to exercise this option, you will be required to irrevocably choose one of the three acceptable methods (as defined by IRS regulations) and receive these payments until the later of five years or attainment of age 59 1/2.

If you wish to take withdrawals under the Code Sections 72(q) or 72 (t) (“72 (q)/(t)”) prior to age 59  1/2, you may do so systematically. If Lifetime Withdrawals are available to you (based on the Actual Age of the younger Covered Life), your Lifetime Withdrawal Guarantee will be exercised, and the Contract will move into the Withdrawal Phase. If you do not wish to exercise your Lifetime Withdrawal Guarantee, at the time the withdrawal is requested, you must request that the withdrawal be treated as an Early Access Withdrawal. The Contract will then remain in the Deferral Phase. If you are not yet eligible for the Lifetime Withdrawal Guarantee at the time the withdrawal is requested, the 72 (q)/(t) withdrawal will be automatically treated as an Early Access Withdrawal.

72 (q)/(t) withdrawals do not receive any special treatment under the Rider. If you take them as Early Access Withdrawals, the Withdrawal Benefit Base will be reduced as outlined under the “Deferral Phase – Early Access Withdrawal Option” section on page 85. If 72 (q)/(t) withdrawals are taken under the Lifetime Withdrawal Guarantee and the amount of the withdrawal exceeds the Guaranteed Annual Withdrawal Amount, it will be subject to an Excess Withdrawal treatment.

At the end of your 72 (q)/(t) withdrawal period:

•

If you are taking 72 (q)/(t) withdrawals as Early Access Withdrawals, you may elect to stop your systematic withdrawals, continue Systematic Withdrawals and remain in the Deferral Phase, or move into the Withdrawal Phase by starting your Lifetime Withdrawals at the Guaranteed Annual Withdrawal Amount.

•

If you are taking 72 (q)/(t) withdrawals in the Withdrawal Phase, you can submit a request to change the amount of your systematic withdrawal to equal the Guaranteed Annual Withdrawal Amount applicable under the Lifetime Withdrawal Guarantee.

If you wish to continue systematic withdrawals after the end of your 72 (q)/(t) withdrawal period, you must request a change to your withdrawal program (by filling out a service form provided by the Company).

9.11.	Investment Allocation Options

Investment limitations and restrictions will be effective on the Rider Effective Date (as applicable to the Fixed Account) or the day the Contract enters the Withdrawal Phase (as applicable to the Separate Account). Once the investment allocation restrictions become effective, you must choose new allocations that satisfy the investment restrictions. If you attempt to allocate to Subaccounts which are not on the list of available options described below or to the Fixed Interest Options, or if you do not specify a change to your allocations when you enter the Withdrawal Phase, the Company will move the funds from Subaccounts which are not on the list to the Money Market Fund. You may specify a new allocation among Subaccounts on the list of available options at any time.

If you terminate the Rider, you will no longer be subject to investment allocation limitations and restrictions.

THE FIXED ACCOUNT

Fixed Interest Options are not available with the presence of this Rider. Purchase Payments or transfers directed to the Fixed Interest Options will not be accepted.

THE SEPARATE ACCOUNT

Upon entering the Withdrawal Phase of the Rider, you will be subject to limitations and restrictions on your right to allocate Contract Value among the Subaccounts, your right to request transfers between Subaccounts and your right to allocate Purchase Payments to Subaccounts. We reserve the right to add or change limitations and the way we administer them in the future, as well as to enforce limitations and restrictions in the Deferral Phase. Any change to investment options, limitations, or restrictions will be communicated to the Contract Owner 60 days prior to the date such change becomes effective, and the changes may apply to existing and new purchasers of this benefit.

The list of Subaccounts available as investment options in the Withdrawal Phase of the Rider is limited. This list is subject to change, and you will be notified in writing 60 days prior to any such change. The restrictions in place allow you to allocate your Purchase Payments to, and make transfers between, the following Subaccounts only:

Penn Series Funds, Inc.	Adviser / Sub-adviser
Money Market Fund	Independence Capital Management, Inc.

Limited Maturity Bond Fund	Independence Capital Management, Inc.

Quality Bond Fund	Independence Capital Management, Inc.

High Yield Bond Fund	T. Rowe Price Associates, Inc.

Flexibly Managed Fund	T. Rowe Price Associates, Inc.

Balanced Fund	Independence Capital Management, Inc.

Index 500 Fund	SSgA Funds Management, Inc.

Small Cap Index Fund	SSgA Funds Management, Inc.

Developed International Index Fund	SSgA Funds Management, Inc.

Aggressive Allocation Fund	Independence Capital Management, Inc.

Moderately Aggressive Allocation Fund	Independence Capital Management, Inc.

Moderate Allocation Fund	Independence Capital Management, Inc.

Moderately Conservative Allocation Fund	Independence Capital Management, Inc.

Conservative Allocation Fund	Independence Capital Management, Inc.

Purchase Payments or transfers directed to the Subaccounts that are not listed above will not be accepted.

9.12.	What if the Withdrawal Benefit Base or Contract Value is reduced to zero?

EFFECT OF WITHDRAWAL BENEFIT BASE REDUCING TO ZERO

If the Withdrawal Benefit Base reduces to zero, and the Contract Value is greater than zero, the Withdrawal Benefit Base will be reset to the Contract Value on the next Contract Anniversary, unless the Contract Owner sends a written notice to the Company requesting to terminate the Rider. Upon this reset, the Guaranteed Annual Withdrawal Amount will be recalculated, and the guarantee will continue based on the recalculated values.

If the Withdrawal Benefit Base reduces to zero, and the Contract Value also reduces to zero, the Contract will be terminated.

EFFECT OF CONTRACT VALUE REDUCING TO ZERO

If the Contract Value is reduced to zero and any benefits are due under the Lifetime Withdrawal Guarantee, payments will continue annually according to the guarantee as described below. No Subsequent Purchase Payments will be accepted once the Contract Value is reduced to zero.

If the Contract Value reduces to zero in the Deferral Phase:

•

If the Withdrawal Benefit Base is greater than zero and you are eligible for the Lifetime Withdrawal Guarantee (based on age of the younger Covered Life), the Contract will be annuitized. The Guaranteed Annual Withdrawal Amount will be determined based on Withdrawal Benefit Base at the time of Annuitization and the then applicable Lifetime Withdrawal Rate (based on age of the younger Covered Life); Guaranteed Growth Increases will no longer apply.

•	If the Withdrawal Benefit Base is greater than zero but you are not yet eligible for the Lifetime Withdrawal Guarantee (based on age of the younger Covered Life), the Contract will be terminated.

•	If the Withdrawal Benefit Base also goes to zero, the Contract will be terminated.

If the Contract Value reduces to zero in the Withdrawal Phase:

•

If the Withdrawal Benefit Base is greater than zero, the Contract will be annuitized at the Guaranteed Annual Withdrawal Amount using the Withdrawal Benefit Base at the time of Annuitization and the Lifetime Withdrawal Rate. Payments will continue for the lifetime of the Covered Life(ves).

•	If the Withdrawal Benefit Base also reduces to zero, the Contract will be terminated.

9.13.	What happens on the Annuity Date?

The Annuity Date is specified in your Contract, and may be changed by your written request. On the Annuity Date, the Contract Value must be annuitized (please, see the “The Annuity Payout Period” section on page 62 of this prospectus).

If the Guaranteed Growth and Income Benefit Rider is in effect on the Annuity Date described in your Contract, you will be offered an annuitization option which guarantees annuity payments in an amount at least equal to your Guaranteed Annual Withdrawal Amount. You may choose among the following options at annuitization:

(1)	Surrender the Contract and receive a Surrender Value,

(2)	Apply the Contract Value to any of the Annuity Options described in the “Annuity Options” section of the Contract,

(3)	Annuitize your Contract under the terms of the Rider.

If the Contract is surrendered or if the Contract Value is applied to an Annuity Option described in the Contract, the Lifetime Withdrawal Guarantee will expire. If the Contract is annuitized under the terms of the Rider, the annuity payments will continue according to the Lifetime Withdrawal Guarantee.

Annuitization under the terms of the Rider. Under the terms of the Rider, if both the Contract Value and the Withdrawal Benefit Base are greater than zero on the Annuity Date, your Contract will be annuitized as follows:

•

If the Contract is in the Deferral Phase as of the Annuity Date, it will be annuitized at the Guaranteed Annual Withdrawal Amount using the Lifetime Withdrawal Rate applicable at the time of Annuitization (based on the Actual Age of the younger Covered Life). This amount will be payable annually for the last surviving Covered Life’s Lifetime. After Annuitization, Guaranteed Growth Increases and Step-Ups will no longer apply.

•

If the Contract has entered the Withdrawal Phase, it will be annuitized at the Guaranteed Annual Withdrawal Amount effective at the time of Annuitization. This amount will be payable annually during the lifetime of the last surviving Covered Life. After Annuitization, Step-Ups will no longer apply.

You must select an Annuity Option at least 30 days prior to the Annuity Date. If the Guaranteed Growth and Income Benefit Rider is in effect when the maximum maturity date has been reached, and you did not specify an option you wish to exercise, your Contract Value will be annuitized under the conditions of the Rider.

When your Contract is annuitized, your payment schedule and the amount are fixed and cannot be altered. You will not be able to change to a different Annuity Option after the Contract is annuitized.

If the Contract is annuitized based on the Rider’s Lifetime Withdrawal Guarantee, the Death Benefit is no longer payable. Also, any favorable treatment of RMD withdrawals under the Rider no longer applies, as such distributions are no longer required. If the remaining payments due each Contract Year are less than $100, the remaining annuity payments will be commuted and a lump sum will be paid.

9.14.	What happens upon death?

The Guaranteed Growth and Income Benefit Rider will terminate upon the death of the sole Covered Life for a Single Life Guarantee, or later death of both Covered Lives for a Joint Life Guarantee. The Death Benefit will then be distributed according to the death settlement options available under the terms of the Base Contract.

If the sole Annuitant dies, and there is a Joint Life Guarantee, the surviving Covered Life (as sole primary Beneficiary) may take the Standard Death Benefit payout and thus terminate the Rider. The Surviving Covered Life may also continue the Rider as-is, if permitted by federal law (continuation of the Contract is subject to distribution requirements upon the Contract Owner’s death according to IRS regulations).

Upon Contract Owner’s death, Contract Value will be payable to the Beneficiary and both the Contract and the Rider will terminate, unless there is a surviving Covered Life, who, as sole primary Beneficiary, continues the Contract (under Spousal Step-In ) and the Rider as-is if permitted by federal law (subject to IRS requirements for distribution upon Contract Owner’s death).

9.15.	Removing the Guaranteed Growth and Income Benefit Rider from your Contract

You can cancel the Guaranteed Growth and Income Benefit Rider any time on or after the third Contract Anniversary by sending a written request to the Company to do so. All charges for the Rider, Investment Allocation Restrictions and guaranteed payments will cease upon Rider termination.

9.16.	Termination of the Guaranteed Growth and Income Benefit Rider

Upon the earliest of the following, the Guaranteed Growth and Income Benefit Rider will be terminated, but the Contract will remain in force:

(1)	At any time on or after the third Contract Anniversary, immediately following receipt by the Company of a written request by the Contract Owner to discontinue the Rider;

(2)	Upon a change in ownership (or assignment) of the Contract unless:

(a)	The new Contract Owner or assignee assumes full ownership of the Contract and is essentially the same person, such as:

(i)	an individual ownership changed to a personal revocable trust, or

(ii)	an eligible spousal Beneficiary who is also the surviving Covered Life elects to become the Successor Owner of the Contract and the Rider upon Contract Owner’s death, or

(iii)	a change to the Contract Owner’s spouse during the Contract Owner’s lifetime, or

(iv)	a change to a court appointed guardian representing the Contract Owner during the Contract Owner’s lifetime; or

(b)	The assignment is for the purposes of effectuating a 1035 exchange of the Contract.

(3)	Spousal Step-In of a Contract with a Single Life Guarantee upon the Contract Owner’s death (where the Contract Owner is the sole Covered Life);

(4)	Termination of the Enhanced Death Benefit (if purchased together with this Rider);

(5)	Annuitization under the Base Contract.

Upon Rider termination:

•	Charges for the Rider stop accruing,

•	Investment Allocation restrictions no longer apply, and

•	Guaranteed withdrawals available under the Rider will terminate.

If the Contract is terminated, the Rider will also terminate. Both the Contract and the Rider will terminate upon the earlier of:

(a)	Full surrender of the Contract;

(b)	Death of the Covered Life for a Single Life Guarantee, or the later death of both Covered Lives for a Joint Life Guarantee;

(c)	Standard Death Benefit is paid to surviving Covered Life (as sole primary Beneficiary) upon the death of the sole Annuitant with a Joint Life Guarantee (where the deceased Annuitant is one of the Covered Lives);

(d)	Contract Value is paid as a death settlement upon the death of the Contract Owner (who is one of the Annuitants and one of the Covered Lives under the Joint Life Guarantee), but the surviving Annuitant / Covered Life is not permitted to continue the Contract by federal law;

(e)	The Contract Value is reduced to zero and the Withdrawal Benefit Base is also reduced to zero;

(f)	The Contract Value is reduced to zero and you are not eligible for a Lifetime Withdrawal Guarantee based on your age as defined in your Contract, regardless of the value of the Withdrawal Benefit Base.

10.	COMBINING THE GUARANTEED GROWTH AND INCOME BENEFIT AND ENHANCED DEATH BENEFIT RIDERS

10.1.	Purchasing both the Guaranteed Growth and Income Benefit and Enhanced Death Benefit Riders with your Contract

You may purchase both the Guaranteed Growth and Income Benefit and the Enhanced Death Benefit optional benefits at the time you purchase your Contract. This will be referred to as the “Combination Rider” in the section below.

The Combination Rider only covers natural person(s) named in the Contract, and the Covered Life(ves) (up to two) must be named at Contract issue or the Rider Effective Date.

ISSUE AGE REQUIREMENTS

The strictest issue age requirement of the two stand-alone Riders must be met to purchase the Combination Rider. The Single Life Guarantee is available only if the Covered Life is between the ages of 35 and 75 on the Rider Effective Date. The Joint Life Guarantee is available only if, on the Rider Effective Date, both Covered Lives are between the ages of 35-75.

A Covered Life must always meet issue age requirements at time of designation.

Issue age for the Combination Rider is determined by the Age Nearest Birthday of the Covered Life(ves).

OWNER / ANNUITANT REQUIREMENTS

For a Single Life Guarantee to be issued, the Covered Life under the Combination Rider must be the sole Annuitant. The Covered Life must also be a Contract Owner unless the Contract Owner is an entity. Single Life Guarantee is not available if Joint Annuitants are named in the Contract.

For a Joint Life Guarantee to be issued, the first Covered Life must be the Annuitant and the second Covered Life must be the Contingent Annuitant or the Joint Annuitant. At least one Covered Life must be a Contract Owner, and any non-Owner Covered Life must be the sole primary Beneficiary. If Covered Lives are both Contract Owners, they must be each other’s sole primary Beneficiary. A Joint Life Guarantee may be continued upon Contract Owner’s death only if permitted by federal law. A Joint Life Guarantee is not available if the Contract Owner is an entity.

Covered Life(ves) cannot be changed after the Rider Effective Date, except under conditions outlined in “Replacing a Covered Life Under a Joint Life Guarantee” below.

10.2.	Single and Joint Life Guarantees

The Combination Rider can be purchased as a Single or Joint Life Guarantee. Under a Single Life Guarantee, all Rider features and benefits are measured using the age and lifetime of the Covered Life, and the Enhanced Death Benefit is payable on death of the Covered Life. Under a Joint Life Guarantee, all Rider features are measured using the age of the younger Covered Life. If a Joint Life Guarantee is elected, upon the first death of a Covered Life, the surviving Covered Life can choose to continue the Contract1 and the Combination Rider, and the Enhanced Death Benefit will then be payable to the Beneficiary upon the death of the surviving Covered Life. You must specify both Covered Lives in the Application for a Joint Life Guarantee. A death benefit available at the death of the Owner (or Annuitant if the Owner is a non-natural person) prior to the later death of the Covered Lives is Contract Value only.

If you elect a Joint Life Guarantee for the Guaranteed Growth and Income Benefit Rider, your Enhanced Death Benefit automatically becomes a Joint Life Guarantee.

CONVERTING A SINGLE LIFE GUARANTEE TO A JOINT LIFE GUARANTEE

You cannot convert a Single Life Guarantee to a Joint Life Guarantee. You will not be able to add a Covered Life after the Rider Effective Date.

CONVERTING A JOINT LIFE GUARANTEE TO A SINGLE LIFE GUARANTEE

While both Covered Lives are living, if you have not started withdrawals under the Lifetime Withdrawal Guarantee of the Guaranteed Growth and Income Rider, and provided that all Owner / Annuitant designation requirements outlined in the Contract are satisfied, one of the Covered Lives may be removed from the Contract by the Contract Owner(s) and the Combination Rider will be converted to a Single Life Guarantee. Once the Rider is converted to a Single Life Guarantee, the Rider Charge will change from Joint to Single, and no additional Covered Life may be added in the future.

If you have started withdrawals under the Lifetime Withdrawal Guarantee of the Rider, the Joint Life Guarantee cannot be converted to a Single Life Guarantee. The Covered Life can be removed from the Contract by the Contract Owner(s) (provided that all Owner / Annuitant requirements are satisfied), but the charge for the Rider would remain at the Joint Life Guarantee charge.

REPLACING A COVERED LIFE UNDER A JOINT LIFE GUARANTEE

If you have not started withdrawals under the Lifetime Withdrawal Guarantee of the Guaranteed Growth and Income Rider, and provided that all Owner /

[1]

Federal tax regulations may require that a distribution take place upon Contract Owner’s death, unless spousal continuation is exercised. If spousal continuation is not exercised or not permitted by the IRS regulations, the death benefit will be paid out, and both the Contract and the Rider will terminate.

Annuitant designation requirements outlined in the Contract are satisfied, a Covered Life may be replaced by the Contract Owner(s). All features and benefits of the Combination Rider will be based on the age of the younger Covered Life (after replacement), and any Covered Life must also meet issue age requirements at the time of designation.

If you have started withdrawals under the Lifetime Withdrawal Guarantee of the Combination Rider, the Covered Life cannot be replaced. The Covered Life can be removed from the Contract by the Contract Owner(s) (provided that all Owner / Annuitant designation requirements are satisfied), but no additional Covered Life may be added in the future, and the Rider Charge would remain at the Joint Life Guarantee charge.

IMPACT OF DIVORCE

Upon divorce, unless the divorce decree provides otherwise, you have the following options:

(1)	change the Combination Rider from a Joint Life Guarantee to a Single Life Guarantee (subject to conditions outlined under “Converting a Joint Life Guarantee to a Single Life Guarantee” above);

(2)	keep the Joint Life Guarantee, but replace a Covered Life (subject to conditions outlined under “Replacing a Covered Life under a Joint Life Guarantee” above); or

(3)	terminate the Combination Rider, thereby eliminating the Lifetime Withdrawal Guarantee and the Enhanced Death Benefit.

The Company will attempt to accommodate any other arrangements provided in a divorce decree.

10.3.	What happens upon death?

The Combination Rider will terminate upon the death of the sole Covered Life for a Single Life Guarantee, or later death of both Covered Lives for a Joint Life Guarantee. The Death Benefit, including the Death Benefit Enhancement provided by this Rider, will then be distributed as described below.

The Enhanced Death Benefit is payable upon the death of the Covered Life under the Single Life Guarantee, or the later death of both Covered Lives under the Joint Life Guarantee. The amount payable is the Death Benefit Enhancement, which is the amount by which the Enhanced Death Benefit Base exceeds the Standard Death Benefit payable under the Contract. The Death Benefit Enhancement amount is determined as of the date our Administrative Office receives proof of death of the Covered Life (both Covered Lives for a Joint Life Guarantee) such as a death certificate or other official document establishing death, and other documents required to process the payment.

If the Enhanced Death Benefit Base is less than or equal to the Standard Death Benefit, no Death Benefit Enhancement is payable. The maximum Death Benefit Enhancement amount we will pay is $1,000,000 (this cap will apply at the time the death benefit is calculated). The Death Benefit Enhancement will be payable before the Annuity Date, until Actual Age 95 of the younger Covered Life under the Rider, or until the Contract Value reaches zero, if earlier.

Under a Single Life Guarantee:

If the sole Contract Owner is also the sole Annuitant and sole Covered Life, then:

(a)	Upon the death of the sole Contract Owner / Annuitant / Covered Life, the death benefit, including any Death Benefit Enhancement payable under the Combination Rider, will be paid to the Contract Owner’s Beneficiary. If permitted by federal law, a spouse of the deceased Contract Owner may exercise Spousal Step-In according to the terms of the Contract, but the Combination Rider will terminate.

On a jointly owned Contract:

(a)	Upon death of the sole Annuitant who is the Covered Life under the Combination Rider, the death benefit, including any Death Benefit Enhancement payable under the Combination Rider, will be paid to the surviving Contract Owner, who is deemed to be sole primary Beneficiary under the Beneficiary provision of the Contract. The surviving spousal Contract Owner may also choose to exercise Spousal Step-In according to the terms of the Contract if permitted by federal law (subject to IRS requirements for distribution upon Contract Owner’s death), but the Combination Rider will terminate.

(b)

Upon death of the Contract Owner who is not the Annuitant and sole Covered Life, the surviving spousal Contract Owner, who is also the sole Annuitant and the Covered Life under the Combination Rider, may continue the Contract and the Combination Rider if permitted by federal law (subject to IRS requirements for distribution upon Contract Owner’s death). Surviving Contract Owner may also choose to receive the Contract Value[1] as a death settlement.

Under a Joint Life Guarantee:

If the sole Contract Owner is the sole Annuitant, then:

(a)	Upon death of the Covered Life who is the sole Annuitant and the Contract Owner, the surviving Covered Life, who is the Contingent Annuitant, will become the Annuitant and continue the Contract and the Combination Rider as-is if permitted by federal law (subject to IRS requirements for distribution upon Contract Owner’s death). If continuation is not permitted by federal law, the Standard Death Benefit will be paid to the Beneficiary and thus the Contract and the Rider will be terminated.

(b)	Upon death of the Covered Life who is designated as the Contingent Annuitant and who is not the Contract Owner, no death benefit is payable, and the Contract Owner may continue the Contract and the Combination Rider as sole Annuitant and Covered Life.

If the sole Contract Owner is the Contingent Annuitant named in the Contract, then:

[1]

Less any Purchase Payment Enhancement(s) credited in the 12 months preceding the date our Administrative Office receives proof of death that have not been already forfeited (applies only if the Smart Foundation Plus Base Contract Option is elected).

(a)	Upon death of the Annuitant who is not the Contract Owner, the surviving Contract Owner who is also the surviving Covered Life, will become the Annuitant and continue the Contract and the Combination Rider as-is.

(b)

Upon death of the Contract Owner who is also the Contingent Annuitant in the Contract, the surviving Covered Life, as sole primary Beneficiary, may choose to receive the Contract Value[1] as a death settlement (and thus terminate the Contract and the Combination Rider), or continue the Contract and the Combination Rider as-is if permitted by federal law (subject to IRS requirements for distribution upon Contract Owner’s death).

If there is only one Contract Owner and Joint Annuitants are named in the Contract:

(a)

Upon death of the Annuitant or Joint Annuitant who is also the Contract Owner, the surviving Covered Life, as sole primary Beneficiary, may choose to receive the Contract Value[1] as a death settlement (and thus terminate the Contract and the Combination Rider), or continue the Contract and the Combination Rider as-is if permitted by federal law (subject to IRS requirements for distribution upon Contract Owner’s death). The Standard Death Benefit is not payable until the later death of Annuitant and Joint Annuitant.

(b)	Upon death of the Covered Life who is not the Contract Owner and is named as Annuitant or Joint Annuitant, no death benefit is payable, and the Contract Owner may continue the Contract and Combination Rider as sole Annuitant and Covered Life.

On a jointly owned Contract with a sole Annuitant:

(a)	Upon death of the sole Annuitant, the surviving Contract Owner, who is also the Contingent Annuitant and the surviving Covered Life, will continue the Contract and the Combination Rider as-is if permitted by federal law (subject to IRS requirements for distribution upon Contract Owner’s death). If continuation is not permitted by federal law, Standard Death Benefit will be paid to the surviving Contract Owner and primary Beneficiary, and thus the Contract and the Rider will be terminated.

(b)

Upon death of the Contract Owner named as Contingent Annuitant who is also a Covered Life, no death benefit will be paid. The surviving Contract Owner who is the Annuitant and surviving Covered Life may continue the Contract and the Combination Rider as-is if permitted by federal law (subject to IRS requirements for distribution upon Contract Owner’s death). If continuation is not permitted by federal law, the surviving Contract Owner may receive the Contract Value[1] as the death settlement (and thus terminate the Contract and the Rider).

[1]

Less any Purchase Payment Enhancement(s) credited in the 12 months preceding the date our Administrative Office receives proof of death that have not been already forfeited (applies only if the Smart Foundation Plus Base Contract Option is elected).

On a jointly owned Contract with Joint Annuitants:

(a)

Upon first death, the surviving Contract Owner who is also the surviving Annuitant and surviving Covered Life, as sole primary Beneficiary, may choose to receive the Contract Value[1] (and thus terminate the Contract and the Combination Rider), or continue the Contract and the Combination Rider as-is if permitted by federal law (subject to IRS requirements for distribution upon Contract Owner’s death).

(b)	Upon later death, the death benefit, including any Death Benefit Enhancement payable under this Combination Rider, will be paid to the Contract Owner’s Beneficiary(ies).

10.4.	Rider Charge

If you purchase the Combination Rider, you will pay a reduced charge for the Enhanced Death Benefit Rider. Current and maximum charges, as well as the maximum charge increases, for the Guaranteed Growth and Income Benefit Rider and the Enhanced Death Benefit Rider when purchased in combination are summarized in the “Rider Charges” subsection of “Fees and Expenses” section on page 42 of this prospectus.

10.5.	Investment Allocation Options

If you purchase the Guaranteed Growth and Income Benefit Rider and Enhanced Death Benefit Rider together, you will be subject to the most restrictive limitation and requirements of the two stand-alone Riders in regards to your right to allocate Contract Value among the Subaccounts, your right to request transfers between Subaccounts and your right to allocate Purchase Payments to Subaccounts. Currently, the Investment Allocation Options available with the Guaranteed Growth and Income Benefit Rider supersede those of the Enhanced Death Benefit Rider. These options are described in detail in section 0.

We reserve the right to add or change limitations and the way we administer them in the future. Any change to investment options, limitations, or restrictions will be communicated to the Contract Owner 60 days prior to the date such change becomes effective, and the changes may apply to existing and new purchasers of this benefit.

If you terminate the Guaranteed Growth and Income Benefit Rider and Enhanced Death Benefit Rider, which can only be done simultaneously, you will no longer be subject to these limitations and restrictions.

[1]

Less any Purchase Payment Enhancement(s) credited in the 12 months preceding the date our Administrative Office receives proof of death that have not been already forfeited (applies only if the Smart Foundation Plus Base Contract Option is elected).

10.6.	Removal or Termination of the Guaranteed Growth and Income and Enhanced Death Benefit Combination Rider

You can cancel the Combination Rider at any time on or after the third Contract Anniversary. You cannot terminate each Rider independently.

11.	GUARANTEED MINIMUM ACCUMULATION BENEFIT

11.1.	Benefit Overview and Important Information

Benefit Overview

The Guaranteed Minimum Accumulation Benefit (referred to as the “Rider” in section 11 below) is an optional benefit that ensures the availability of a minimum value at the end of the Benefit Period (10 years). Your Contract Value will fluctuate depending on the performance of your selected Investment Options, and there is a risk of losing value in your Investment Options, including the possibility of your Contract Value reducing below your initial investment amount. This Rider provides protection of the principal investment, while having the opportunity to periodically lock-in the investment gains.

Contract Owner / Annuitant covered under the Rider will receive the guaranteed return of the Initial Purchase Payment, pro-rated for withdrawals, after the expiration of the Benefit Period (10 years). Subsequent Purchase Payments made in the first Contract Year following the Rider Effective Date, Step-Up, or renewal, are also included.

If the Contract Value is less than the Guaranteed Minimum Accumulation Benefit Base at the end of the Benefit Period, the Contract Value will be increased to equal the Guaranteed Minimum Accumulation Benefit Base. Additionally, the Rider provides the option to periodically lock in market gains and extend the Benefit Period.

Important Information about the Rider:

•	The Rider is an optional benefit added to your Contract. The Rider provides various benefits described in this prospectus for an additional charge.

•	The Rider Charges are non-refundable, whether or not your Guaranteed Minimum Accumulation Benefit Base exceeds the Contract Value while the Rider is in effect or at the end of the Benefit Period.

•	Withdrawals taken to satisfy the Required Minimum Distribution requirements do not receive any special treatment under the Rider.

•	All withdrawals will reduce your Contract Value and the Guaranteed Minimum Accumulation Benefit Base.

•	Withdrawals may reduce future benefits by more than the dollar amount of the withdrawal, and may result in one or more of the following:

(1)	a permanent reduction in your Guaranteed Minimum Accumulation Benefit;

(2)	termination of the Rider;

(3)	termination of the Contract.

11.2.	Purchasing the Guaranteed Minimum Accumulation Benefit with your Contract

You may purchase a Guaranteed Minimum Accumulation Benefit Rider as part of your Contract at the time the Contract is issued or on any Contract Anniversary after your Contract is issued as long as we receive written notice of your intention to do so. Written notice must be received by The Penn Mutual Life Insurance Company, Customer Service Group, Philadelphia, PA 19172, at least 30 calendar days prior to your Contract Anniversary date.

This Rider may not be purchased in combination with any other Rider described in this prospectus.

The Rider Effective Date will be the Contract Date, or the Contract Anniversary following the date the request to issue the Rider after the Contract Date is approved by the Company.

ISSUE AGE REQUIREMENTS

Maximum issue age for the Guaranteed Minimum Accumulation Benefit Rider is 85. The Contract Owner / Annuitant must satisfy this requirement on the Rider Effective Date. Issue age is determined by the Age Nearest Birthday.

OWNER / ANNUITANT REQUIREMENTS

The Rider can only be purchased as a Single Life Guarantee and will cover the natural person named in the Contract as Contract Owner / Annuitant. If the Contract Owner is a natural person, the Contract Owner must be the Annuitant. If the Contract Owner is an entity, the Rider will cover the Annuitant. All Rider features and benefits are measured using the age and lifetime of the Contract Owner / Annuitant. The Rider is not available if Joint Contract Owners or Joint Annuitants are named in the Contract.

11.3.	Guaranteed Minimum Accumulation Benefit Base

The Guaranteed Minimum Accumulation Benefit Base will be initially set equal to the Contract Value on the Rider Effective Date, and the Benefit Period will begin.

If the Guaranteed Minimum Accumulation Benefit Base exceeds the Contract Value at the end of the Benefit Period, the Company will increase the Contract Value so that it equals the Guaranteed Minimum Accumulation Benefit Base. At the end of the Benefit Period, the Contract Owner can elect to receive the Guaranteed Minimum Accumulation Benefit or renew the Rider for a new Benefit Period. Benefit Period duration is 10 years.

OPTIONAL STEP-UP OF THE GUARANTEED MINIMUM ACCUMULATION BASE

You can lock-in the investment gains by electing to increase the Guaranteed Minimum Accumulation Benefit Base through the use of the Step-Up.

The Step-Up benefit is the increase of the Guaranteed Minimum Accumulation Benefit Base to an amount equal to 100% of the Contract Value. The Guaranteed Minimum Accumulation Benefit provides an optional Step-Up benefit, so your Guaranteed Minimum Accumulation Benefit Base will not Step-Up automatically. In order to elect a Step-Up, you must send a written notice to the following address: The Penn Mutual Life Insurance Company, Customer Service Group, Philadelphia, PA 19172. This written notice must be received by us 30 days prior to the Contract Anniversary on which you are eligible for a Step-Up Benefit.

Your first Step-Up opportunity is available on the 5th anniversary after the Rider Effective Date. If you do not elect a Step-Up at the first opportunity, you will be able to do so the following Contract Anniversary. An additional Step-Up benefit can be elected on or after the 5th anniversary of the most recent Step-Up.

Electing a Step-Up of the Guaranteed Minimum Accumulation Benefit resets the Benefit Period for another 10 years from the Step-Up date.

EFFECT OF WITHDRAWALS ON THE GUARANTEED MINIMUM ACCUMULATION BASE

The Guaranteed Minimum Accumulation Benefit Base will be reduced by a proportional amount for any withdrawals of the Contract Value during the Benefit Period. The reduction amount will be equal the withdrawal amount multiplied by the ratio of (1) and (2) where:

(1)	is the Guaranteed Minimum Accumulation Benefit Base immediately prior to the withdrawal, and

(2)	is the Contract Value[1] immediately prior to the withdrawal.

The reductions in the Guaranteed Minimum Accumulation Benefit Base will occur as of the date of each applicable withdrawal.

EFFECT OF ADDITIONAL PURCHASE PAYMENTS ON THE GUARANTEED MINIMUM ACCUMULATION BASE

Subsequent Purchase Payments received during the first Contract Year of the Benefit Period2 will be added to the Guaranteed Minimum Accumulation Benefit Base dollar-for-dollar. Subsequent Purchase Payments received after the first Contract Year of the Benefit Period2 will not be added to the Guaranteed Minimum Accumulation Benefit Base.

EFFECT OF PURCHASE PAYMENT ENHANCEMENTS ON THE GUARANTEED MINIMUM ACCUMULATION BENEFIT BASE

This section only applies if you have the Purchase Payment Enhancement Option of the Base Contract. Purchase Payment Enhancements will be included in the Guaranteed Minimum Accumulation Base whenever the Purchase Payments are included:

[1]

Less any Purchase Payment Enhancement(s) credited in the 12 months preceding the date our Administrative Office receives proof of death that have not been already forfeited (applies only if the Smart Foundation Plus Base Contract Option is elected).

[2]	Benefit Period starts on the Rider Effective Date, and can be renewed at the expiration or upon Step-Up.

•	The Guaranteed Minimum Accumulation Base will be initially set equal to the Contract Value on the Rider Effective Date, which will also include any Purchase Payment Enhancements;

•

Subsequent Purchase Payments (and associated Purchase Payment Enhancements) received during the first Contract Year of the Benefit Period[1] will be added to the Guaranteed Minimum Accumulation Benefit Base dollar-for-dollar.

Please, see “Effect of Subsequent Purchase Payments on Guaranteed Minimum Accumulation Benefit” example in “Appendix B: Numerical Examples”.

11.4.	Rider Charge

There is an additional charge for the Guaranteed Minimum Accumulation Benefit.

The Rider Charge for this benefit, to be assessed annually, will be a percentage of the monthly Contract Value that is allocated to the variable Subaccounts. The Current Rider Charge for this Rider is 0.60%. The Maximum Rider Charge is 1.00%. Please refer to the “Contract Owner Periodic Expenses” subsection of “Fee Tables” section on page 14 of this prospectus for the summary of charges, or to the “Rider Charges” subsection of “Fees and Expenses” section on page 42 of this prospectus for more details.

The effective annual Rider Charge may be increased upon elected Step-Up, but will not be greater than the current charge applicable to the class of Contract Owners then electing the Rider. The Contract Owner can reject the Rider Charge increase by not electing the Step-Up, or terminating the Rider by sending, at least 30 days prior to a Contract Anniversary, a written request to the Company to do so. If the Rider Charge increase is rejected, the Contract Owner can elect a Step-Up on a future Contract Anniversary. Future Rider Charges will be the same as the charges applied to the class of Contract Owners electing the benefit at that time.

If you make a full surrender of your Contract before the charges for any Riders have been deducted, your Contract Value will be reduced by the accrued Rider Charges, plus any applicable Surrender Charge. In addition, upon payment of the Death Benefit associated with the Contract, the Death Benefit payable will be reduced by the accrued Rider Charges. No Rider Charge will be imposed upon Annuitization.

Rider Charges will be deducted until the Annuity Date. The Rider Charge will be deducted from the Subaccounts of the Variable Account, pro-rated for the fund allocation at the time of deduction.

11.5.	Investment Allocation Options

The Company reserves the right to make the availability of the Guaranteed Minimum Accumulation Benefit contingent upon the investment of the entire Contract Value according to an asset allocation program established by the Company for the full benefit period. At the present time, no asset allocation program is required for this Rider. If the Company requires an asset allocation program in the future, the asset allocation program will only apply to new purchasers of this benefit.

[1]	Benefit Period starts on the Rider Effective Date, and can be renewed at the expiration or upon Step-Up.

11.6.	Required Minimum Distributions and the Guaranteed Minimum Accumulation Benefit

There is no special treatment of Required Minimum Distributions under the Guaranteed Minimum Accumulation Benefit Rider.

11.7.	What happens at the end of the Benefit Period?

At the end of the Benefit Period, the Contract Owner can elect to renew the Guaranteed Minimum Accumulation Benefit for a new Benefit Period. The Guaranteed Minimum Accumulation Benefit Base will be increased to the Contract Value at the time of renewal, if higher.

You can also surrender the Contract and the Rider, and receive the greater of the Guaranteed Minimum Accumulation Base or the Contract Value, as of the end of the Benefit Period. Surrender Charges will apply to any Subsequent Purchase Payments that are not out of the Surrender Charge Period.

11.8.	What if the Benefit Base or Contract Value goes to zero?

If the Guaranteed Minimum Accumulation Benefit Base goes to zero, the Guaranteed Minimum Accumulation Benefit Rider will be terminated.

If the Contract Value goes to zero, but the Guaranteed Minimum Accumulation Benefit Base is still positive, your benefit will continue until the end of the Benefit Period. At the end of the Benefit Period, your Contract Value will be set equal to the Guaranteed Minimum Accumulation Benefit Base. At this point, you can either surrender the Contract at the newly established value, or you can renew the Rider at the same value.

11.9.	What happens on the Annuity Date?

When you purchase the Guaranteed Minimum Accumulation Benefit, your Annuity Date must be after the end of your Benefit Period. If you change the Annuity Date so that it is before the end of the Benefit Period, your Contract will be annuitized at the Contract Value, the Guaranteed Minimum Accumulation Benefit will be terminated, and the charges for this benefit will not be refunded.

11.10.	What happens upon death?

Upon the death of the Contract Owner / Annuitant, the Guaranteed Minimum Accumulation Benefit will terminate.

11.11.	Removing the Guaranteed Minimum Accumulation Benefit from your Contract

You can cancel the Guaranteed Minimum Accumulation Benefit Rider at any time on or after the first Contract Anniversary by sending a written request to the Company to do so.

11.12.	Termination of the Guaranteed Minimum Accumulation Benefit

Upon the earliest of the following, the Guaranteed Minimum Accumulation Benefit will be terminated:

(1)	At the end of the Benefit Period if the Guaranteed Minimum Accumulation Benefit is not renewed;

(2)	At any time on or after the first Contract Anniversary immediately following receipt by the Company of a written request by the Contract Owner to discontinue the Rider;

(3)	Annuitization under the Base Contract;

(4)	Full surrender of the Contract;

(5)	Date of death of the Contract Owner / Annuitant;

(6)	Spousal Step-In of a Contract upon the Contract Owner’s death;

(7)	The Guaranteed Minimum Accumulation Benefit Base is reduced to zero.

All charges for the Rider will cease upon Rider termination. If the Contract is terminated, the Rider will also terminate.

12.	TAXES

12.1.	Federal Income Tax Considerations

The following is a general summary of some tax considerations. It is based on the law in effect on the date of this prospectus, which may change and does not address state or local tax laws. For further information, you should consult qualified tax counsel.

You pay no federal income tax on increases in the value of your Contract until money is distributed to you or your Beneficiary as a withdrawal, death benefit or an annuity payment.

This general summary of federal income tax does not address every issue that may affect you. You should consult qualified tax counsel.

Early Withdrawals

An additional federal income tax of 10% (up to 25% under certain circumstances) may be imposed on the taxable portion of an early withdrawal prior to age 59  1/2 unless one of several exceptions applies.

Ownership

Subject to certain exceptions, a Contract must be held by or on behalf of a natural person in order to be treated as an annuity contract under federal income tax law and to be accorded the tax treatment described in the preceding paragraphs. If a Contract is not treated as an annuity contract for federal income tax purposes, the income on the Contract is treated as ordinary income received or accrued by the Contract Owner during the taxable year.

Transfer of Ownership

You may pay federal income taxes if you transfer the ownership of your Contract to someone else. If the transfer is for less than adequate consideration, the taxable portion would be the Contract Value at the time of transfer in excess of the investment in the Contract at such time. This rule does not apply to ownership transfers between spouses or to transfers incident to a divorce.

Separate Account Diversification

Section 817(h) of the Code provides that the investments of a separate account (underlying a variable annuity contract which is not purchased under a qualified retirement plan or certain other types of plans or the investments of a mutual fund, the shares of which are owned by the variable annuity separate account) must be “adequately diversified” in order for the Contract to be treated as an annuity contract for tax purposes. The Treasury Department has issued regulations prescribing such diversification requirements. The Separate Account, through each of the available funds of the Penn Series Funds, Inc. intends to comply with those requirements. The requirements are briefly discussed in the accompanying prospectuses for the underlying funds.

The Treasury Department has stated in published rulings that a variable Contract Owner will be considered the owner of Separate Account assets if the Contract Owner possesses incidents of ownership in those assets, such as the ability to exercise investment control over the assets. If a variable Contract Owner is treated as an owner of separate account assets, income and gain from the assets would be includable in the variable Contract Owner’s gross income. The Treasury Department indicated in 1986 that, in regulations or revenue rulings under Section 817(d) (relating to the definition of a variable contract), it would provide guidance on the extent to which Contract Owners may direct their investments to particular Subaccounts without being treated as owners of the underlying shares. No such regulations have been issued to date. The Internal Revenue Service has issued Revenue Ruling 2003-91 in which it ruled that the ability to choose among 20 subaccounts and make not more than one transfer per month without charge did not result in the owner of a contract being treated as the owner of the assets in the subaccount under the investment control doctrine.

The ownership rights under your Contract are similar to, but different in certain respects from, those described by the IRS in Revenue Ruling 2003-91 and other rulings in which it was determined that Contract Owners were not owners of the Subaccount assets. Although we do not believe this to be the case, these differences could result in Contract Owners being treated as the owners of the assets of the Subaccounts under the Contract. We, therefore, reserve the right to modify the Contract as necessary to attempt to prevent the owners of the Contract from being considered the owners of a pro-rata share of the assets of the Subaccounts under the Contract. It is possible that when regulations or additional rulings are issued, the Contracts may need to be modified to comply with them.

12.2.	Qualified and Non-Qualified Contracts

Non-qualified annuities

The taxable portion of these payments generally will be the amount by which the payment exceeds your cost basis. Thus, you or your Beneficiary generally will have taxable income to the extent that your Contract Value exceeds your Purchase Payments. Ordinary income tax rates apply.

In the case of a non-qualified Contract and death of an Annuitant who was not the Contract Owner, an election by the Beneficiary to receive the death benefit in the form of Annuity Payment must be made within 60 days. If such election is not made, the gain from the Contract will generally be taxed as a lump sum payment as described above.

The taxable portion of a non-qualified annuity payment to your life expectancy generally is determined by a formula that establishes the ratio of the cost basis of the Contract (as adjusted for any refund feature) to the expected return under the Contract. The taxable portion, which is the amount of the annuity payment in excess of the cost basis, is taxed at ordinary income tax rates. After life expectancy, each monthly payment is fully includable in income at ordinary income tax rates. Annuity payments from pre-tax or qualified contracts are fully includable in income at ordinary income tax rates.

Certain rules may apply to your nonqualified plan with the Guaranteed Growth and Income Benefit Rider. It is not clear whether payments made during the Withdrawal Phase will be taxed as withdrawals or annuities. Consult a tax advisor before purchasing this Contract with the Rider. IRA annuities in the income (payout) phase are subject to tax. Roth IRA annuities may be tax-free if it is a qualified distribution as explained below.

IRA and Qualified Annuities

Generally, unless you have a cost basis, all withdrawals and death benefits paid are subject to federal income taxation.

Roth IRA Annuities

Generally, you do not include in your gross income qualified distributions (see below) or distributions that are a return of your annual contributions from your Roth IRA.

Qualified Distributions are any payments or distributions from your Roth IRA that meet both of the following requirements:

i)	payment or distribution is made after the 5-year period beginning with the first taxable year for which a contribution was made to a Roth IRA established for your benefit, and

ii)	payment or distribution is:

a.	made on or after the date you reach age 59 1/2

b.	made because you are disabled,

c.	made to a Beneficiary or to your estate after your death, or

d.	one that meets the requirements for the first-time home buyer exception to the tax on early distributions as described below (up to a $10,000 lifetime limit).

12.3.	Premium Taxes

Some states and municipalities impose premium taxes on Purchase Payments received by insurance companies. Generally, any premium taxes payable will be deducted upon Annuitization, although we reserve the right to deduct such taxes when due in jurisdictions that impose such taxes on Purchase Payments. Currently, state premium taxes on Purchase Payments range from 0% to 3.5%.

12.4.	Taxation of Withdrawals and Death Benefits

You may pay tax on a withdrawal, and your Beneficiary may pay tax on a death benefit. If you designate a Beneficiary who is either your grandchild or is more than 37  1/2 years younger than you, you may be subject to the Generation Skipping Transfer Tax under Section 2601 of the Code.

12.5.	Required Minimum Distributions

Required Minimum Distributions (RMDs) generally are minimum amounts that participants in qualified retirement plans and owners of individual retirement arrangements (IRAs) must withdraw each year following the calendar year that he or she reaches 70  1/2 years of age. RMDs may be subject to a more favorable treatment under the provision of your Contract and/or Rider. Please, refer to Required Minimum Distributions subsection of Access to Your Money section on page 48 of this prospectus for more information about the special treatment of RMDs under the Base Contract, and the appropriate subsection of the rider section that applies to you.

13.	OTHER INFORMATION

13.1.	Contact Information

The information below lists the various ways by which you can contact Penn Mutual Customer Service, depending on your inquiry. Contact your Penn Mutual financial professional with questions or requests for information.

By Mail:

Application and Initial Purchase Payment should be sent as follows:

Penn Mutual Life Insurance Company

Annuity New Business - C2L

600 Dresher Road

Horsham, PA 19044

All Subsequent Purchase Payments should be sent as follows:

Checks sent by regular mail: Penn Mutual Life Insurance Company Payment Processing Center PO Box 9773 Providence, RI 02940-9773	Checks sent by overnight delivery: Penn Mutual Life Insurance Company Payment Processing Center 4400 Computer Drive Westborough, MA 01581

All requests should be sent as follows:

New Business requests sent by regular mail: Penn Mutual Life Insurance Company C/O Annuity New Business – C2L PO Box 178 Philadelphia, PA 19105	Customer Service requests sent by regular mail: Penn Mutual Life Insurance Company C/O Annuity Services – C3R PO Box 178 Philadelphia, PA 19105	New Business or Customer Service requests sent by overnight delivery: The Penn Mutual Life Insurance Company 600 Dresher Road Horsham, PA 19044

All death claims should be sent as follows:

Penn Mutual Life Insurance Company

C/O Claim Services – C3X

PO Box 178

Philadelphia, PA 19105

By Phone:

You can call Customer Service with any inquiries or contract needs. An interpretation service is available for clients in more than 100 languages.

Toll-Free Customer Service 1-800-523-0650 Monday - Friday, 8:30 a.m. to 6:00 p.m., Eastern Time	Automated Phone Service 1-800-523-0650 Monday - Friday, 7:00 a.m. to 12:00 midnight, Eastern Time Saturday & Sunday, 8:00 a.m. to 6:00 p.m., Eastern Time

By Fax:

Customer Service Fax Number (215) 956-7699

Via Internet:

You can go to www.pennmutual.com, and click “Customer Service”. From this page, you will be able to access the Client Service Center, submit various requests, download forms, and find answers to frequently asked questions.

Requirements for Specific Requests:

You may request the following by calling our toll-free Customer Service number:

•   Address change,

•   Change Systematic Withdrawal options or discontinue Systematic Withdrawals (setting up Systematic Withdrawals is not allowed by phone),

•   Request a fund transfer or a one-time asset-rebalance,

•   Elect or discontinue participation in the Dollar Cost Averaging program or change Dollar Cost Averaging allocations,

•   Elect or discontinue participation in the Automatic Asset Rebalancing program or change Automatic Asset Rebalancing allocations.

You may request the following by filling out the appropriate form:

•   Setup Systematic Withdrawals,

•   Setup Required Minimum Distributions,

•   Request Contract Owner information changes,

•   Request a Beneficiary change,

•   Submit a request to terminate the Contract,

•   Request Contract changes,

•   Submit a death claim.

If you have other questions about your specific transaction, please contact Customer Service.

Written Requests:

Written requests are required from the Contract Owner for the following transactions within the specified time period:

•	Request / change annuity date or annuity option: written notice must be received by Administrative Office 30 days before the Annuity date;

•	Request a partial withdrawal: a partial withdrawal request form is available from Customer Service;

•	Start or stop Systematic Withdrawals: A Systematic Withdrawal request form is available from Customer Service;

•	Request a Required Minimum Distribution withdrawal;

•

Request a waiver of Surrender Charges under the Medically Related or Disability Related Withdrawal provision of the Contract: Your withdrawal will be processed and Surrender Charges will be waived upon the approval of your waiver request by the Company;

•	Request Partial Annuitization: Written notice must be received by Administrative Office at least 60 days prior to the Contract Anniversary, on which you would like the request to be processed;

•

Opt out of Automatic Annual Step-Ups of the Withdrawal Benefit Base under the Guaranteed Growth and Income Benefit Rider (if the Rider Charge is increased): written notice must be received by Administrative Office 30 days before the anniversary on which a Step-Up is scheduled to occur;

•

Reinstate Automatic Annual Step-Ups of the Withdrawal Benefit Base under the Guaranteed Growth and Income Benefit Rider: The Contract Owner must send a written request to the Company, at least 30 days prior to a subsequent Contract Anniversary, to reinstate the Automatic Annual Step-Ups;

•	Change an optional benefit from a Joint Life Guarantee to a Single Life Guarantee;

•

Discontinue an optional benefit: The Enhanced Death Benefit Rider may be terminated at any time after the first Contract Anniversary, the Guaranteed Growth and Income Benefit Rider (stand-alone or combined with the Enhanced Death Benefit Rider) may be terminated at any time after the third Contract Anniversary;

•	Surrender the Contract: All benefits under the Contract, including any optional benefits, will terminate as of the date of receipt of your written request by Administrative Office

•	Elect an optional Step-Up to the Guaranteed Minimum Accumulation Benefit.

If there is any change to investment options, limitations, or restrictions on Subaccount allocations, we will send a written notification to the Contract Owner 60 days prior to the date such change becomes effective.

13.2.	Signatures

Signature of Contract Owner(s) is required on all written notifications and forms.

13.3	Reports

We provide a quarterly statement free of charge. Reports will contain at least the following information:

(a)	The beginning and end dates of the current report period;

(b)	The Contract Value, if any, at the beginning of the current report period and at the end of the current report period, including information on the Separate Account, the Variable Account Value, the number of Accumulation Units, the value per Accumulation Unit and the Fixed Account Value.

(c)	The amounts and types of transactions that have been credited or debited to the account value during the current report period;

(d)	The Surrender Value, if any, at the end of the current report period.

Additional status reports will be made available to the Contract Owner upon request for a $25 fee. The following additional status reports are available upon request:

•	Reprint of your transaction confirmation,

•	Reprint of your latest statement.

13.4.	Distribution Arrangements

Penn Mutual has a distribution agreement with Hornor, Townsend & Kent, Inc. (“HTK”) to act as principal underwriter for the distribution and sale of the Contracts. HTK is a wholly-owned subsidiary of Penn Mutual and is located at 600 Dresher Road, Suite C1C, in Horsham, Pennsylvania, 19044. HTK sells the Contracts through its sales representatives. HTK has also entered into selling agreements with other broker-dealers who in turn sell the Contracts through their sales representatives. HTK is registered as a broker-dealer with the Securities and Exchange Commission under the Securities Exchange Act of 1934, as well as with the securities commissions in the states in which it operates and is a member of the Financial Industry Regulatory Authority, Inc. (“FINRA”).

Penn Mutual enters into selling agreements with HTK and other broker-dealers whose registered representatives are authorized by state insurance and securities departments to solicit applications for the Contracts. Sales and renewal compensation are paid to these broker-dealers for soliciting applications as premium-based commission, asset-based commission (sometimes referred to as “trails” or “residuals”), or a combination of the two. Premium-based commissions on Purchase Payments made under the Contract will not exceed 8%.

In addition to or partially in lieu of commission, Penn Mutual may also make override payments and pay expense allowances and reimbursements, bonuses, wholesaler fees, and training and marketing allowances. Such payments may offset broker-dealer expenses in connection with activities they are required to perform, such as educating personnel and maintaining records. Registered representatives may also receive non-cash compensation such as expense-paid educational or training seminars involving travel within and outside the U.S. or promotional merchandise.

Such additional compensation may give Penn Mutual greater access to registered representatives of the broker-dealers that receive such compensation. While this greater access provides the opportunity for training and other educational programs so that your registered representative may serve you better, this additional compensation also may afford Penn Mutual a "preferred'' status at the recipient broker-dealer (along with other product vendors that provide similar support) and offer some other marketing benefit such as web site placement, access to registered representative lists, extra marketing assistance, or other heightened visibility and access to the broker-dealer’s sales force that otherwise influences the way that the broker-dealer and the registered representative market the contracts.

Finally, within certain limits imposed by FINRA, registered representatives who are associated with HTK, as a Penn Mutual broker-dealer affiliate, may qualify for sales incentive programs and other benefits sponsored by Penn Mutual. These HTK registered representatives are also agents of Penn Mutual and upon achievement of specified annual sales goals may be eligible for compensation in addition to the amounts stated above, including bonuses, fringe benefits, financing arrangements, conferences, trips, prizes and awards.

All of the compensation described in this section, and other compensation or benefits provided by Penn Mutual or its affiliates, may be more or less than the overall compensation on similar or other products and may influence your registered representative or broker-dealer to present this Contract rather than other investment options.

Individual registered representatives typically receive a portion of the compensation that is paid to the broker-dealer in connection with the Contract, depending on the agreement between the registered representative and their broker-dealer firm. Penn Mutual is not involved in determining that compensation arrangement, which may present its own incentives or conflicts. You may ask your registered representative how he/she will be compensated for the transaction.

14.	INDEX

[To be filed by an amendment]

15.	STATEMENT OF ADDITIONAL INFORMATION CONTENTS

Variable Subaccount Information	B-2

Net Investment Factor	B-2

Valuation Period	B-2

Transaction Valuation	B-2

Administrative and Recordkeeping Services	B-3

Distribution of Contracts	B-3

Custodian	B-3

Independent Registered Public Accounting Firm	B-3

Legal Matters	B-3

Financial Statements	B-3

16.	APPENDICES

Appendix A: Condensed Financial Information

[To be filed by amendment]

Appendix	B: Numerical Examples

STANDARD DEATH BENEFIT

Assume that there is a single initial Purchase Payment of $100,000.

Scenario 1.

A withdrawal in the amount of $10,000 is taken, and the Contract Value prior to this withdrawal is $90,000.

Adjusted Net Purchase Payments, for the purpose of determining the Death Benefit, are reduced by the greater of (a) and (b) where:

(a)	is the amount of each withdrawal; and

(b)	is the amount of each withdrawal multiplied by the ratio of (i) and (ii) where:

(i)	is the amount of the Adjusted Net Purchase Payments just before the withdrawal, and

(ii)	is the Contract Value just before the withdrawal.

(a) = $10,000

(b) =

In this case, (b) = $11,111, is greater than (a) = $10,000. Therefore, the Net Purchase Payments will be reduced by (b) = $11,111. The Adjusted Net Purchase Payments amount after withdrawal will be $100,000 – $11,111 = $88,889.

The Standard Death Benefit after the withdrawal is taken will be equal to the greater of (1) and (2), where:

(1) is the Contract Value = $90,000 – $10,000 = $80,000; or

(2) is the Adjusted Net Purchase Payments = $88,889 (as calculated above).

In this case, (2) is greater, and therefore the Standard Death Benefit will be equal to $88,889.

Scenario 2.

The Contract Value prior to the withdrawal is $120,000. The Standard Death Benefit will be equal to the greater of:

(1) $110,000 $120,000 less the $10,000 withdrawal

(2) $100,000 – (Greater of a and b) = $100,000 – $10,000 = $90,000

(a)	$10,000

(b)

Standard Death Benefit = $110,000

SURRENDER CHARGES

Suppose you have purchased the Smart Foundation Variable Annuity Base Contract on 01/01/2012. Your Initial Purchase Payment was for $20,000. Assume that you also make an additional Purchase Payment on 01/01/2014 for $30,000.

On 12/01/2016, you take a withdrawal. You can access up to 10% of your Total Purchase Payments in the Contract Year without incurring Surrender Charges. The Surrender Charge schedule for the Smart Foundation Variable Annuity is:

Smart Foundation Variable Annuity	Number of full years since Purchase Payment	0	1	2	3	4	5	6	7+
	Applicable Surrender Charge	8.0%	7.0%	6.0%	5.0%	4.0%	3.0%	1.5%	0.0%

Total Purchase Payments on 12/01/2016	$50,000
Contract Value on 12/01/2016:	$55,000
Free Withdrawal Amount available on 12/01/2016:	$5,000
Withdrawal Amount:	$30,000

The total amount of the withdrawal is greater than the Free Withdrawal Amount available. The withdrawal amount is also greater than the Initial Purchase Payment of $20,000; the remaining $10,000 will be taken out of the additional Purchase Payment. Thus, a Surrender Charge may be applied to both Purchase Payments. The Free Withdrawal Amount, and then the amounts in excess of the Free Withdrawal Amount, will be applied to Purchase Payments on a first-in, first-out basis. The Surrender Charge is calculated as follows:

Number of full years since Initial Purchase Payment:	4
Number of full years since additional Purchase Payment:	2

Surrender Charge = ($20,000 – $5,000) * 4.0% + ($10,000) * 6.0% = $600+ $600 = $1,200

The total Surrender Charge is $1,200.

SMART FOUNDATION PLUS: QUALIFYING FOR HIGHER ENHANCEMENT RATE IN THE FIRST CONTRACT YEAR

Assume that you have a Smart Foundation Plus Base Contract Option and there is a single Initial Purchase Payment on 01/01/2012 of $100,000.

Since the Cumulative Net Purchase Payments amount is less than $150,000, a 4% Purchase Payment Enhancement will be credited to your Contract at the time of the Initial Purchase Payment. This equates to 4.0% * $100,000 = $4,000.

Assume further that you make an additional $80,000 Purchase Payment on 07/01/2012 (in the first Contract Year).

If, during the first Contract Year, your Cumulative Purchase Payments reach the threshold to receive a higher Purchase Payment Enhancement Rate, we will determine if any additional Enhancements will be credited to prior Purchase Payments by taking the difference (if greater than zero) between:

(1)	the prior cumulative Purchase Payments paid during the first Contract Year multiplied by the Purchase Payment Enhancement Rate applied to the current Purchase Payment, and

(2)	the prior cumulative Purchase Payment Enhancements credited to the Contract during the first Contract Year.

In this case, Cumulative Purchase Payments – now at $180,000 – reaches the threshold for a 5% Enhancement rate during the first Contract Year. Therefore, we determine the difference (as described above) between:

(1)	= $100,000 * 5.0% = $5,000

(2)	= $4,000

The difference between (1) and (2) is $1,000. An additional $1,000 Enhancement on the Initial Purchase Payment is credited to the Contract. This is in addition to the 5.0% * $80,000 = $4,000 Purchase Payment Enhancement credited at that time for the additional Purchase Payment made on 07/01/2012. Thus, a total of $5,000 of Enhancements will be credited to your Contract on 07/01/2012.

GUARANTEED GROWTH AND INCOME BENEFIT RIDER: GUARANTEED GROWTH INCREASE IN THE DEFERRAL PHASE

Suppose on 01/01/2013 your Initial Purchase Payment is $100,000. You make an additional Purchase Payment on 03/15/2013 of $25,000, after which the Guaranteed Growth Base increases to $125,000. You also request an Early Access Withdrawal on 08/08/2013 of $10,000, which decreases the Guaranteed Growth Base to $115,000.

Guaranteed Growth Amount will be applied on the next Contract anniversary (01/01/2014) based on the daily values of the Guaranteed Growth Base during the Contract Year:

Number of days between 01/01/2013 and 03/15/2013:	73	Guaranteed Growth Base =	$100,000
Number of days between 03/15/2013 and 08/08/2013:	146	Guaranteed Growth Base =	$125,000
Number of days between 08/08/2013 through 12/31/2013:	146	Guaranteed Growth Base =	$115,000
Total number of days in 2013:	365

Guaranteed Growth Amount added to the Withdrawal Benefit Base on 01/01/2014 will be:

Guaranteed Growth Base will not increase on the anniversary (it may increase or decrease only as a result of additional Purchase Payments or Early Access Withdrawals).

GUARANTEED GROWTH AND INCOME BENEFIT RIDER: WITHDRAWAL BENEFIT BASE AT THE START OF LIFETIME WITHDRAWALS

At the time you decide to start the Lifetime Withdrawals under the Lifetime Withdrawal Guarantee, your Withdrawal Benefit Base will be set to the greater of the following:

1) Contract Value

2) Withdrawal Benefit Base including the Guaranteed Growth Amount prorated for the partial year.

Assumptions:

Rider Effective Date:	01/19/2011
Lifetime Withdrawals start on:	04/01/2012
Contract Value on 04/01/2012 (just prior to the withdrawal):	$109,500
Withdrawal Benefit Base on 01/19/2012:	$108,000
Annual Guaranteed Growth Amount:	$8,000

Last Contract Anniversary	Withdrawals Start	Days since last anniversary	Partial Year Factor	Annual Guaranteed Growth Amount	Guaranteed Growth Amount Prorated	Withdrawal Benefit Base	Withdrawal Benefit Base + Prorated Growth
1/19/2012	4/1/2012	73	0.2	$8,000	$1,600	$108,000	$109,600

Partial Year Factor is calculated by finding the number of days since the most recent Contract Anniversary and then dividing it by 365. If lifetime withdrawals start on 04/01/2012 (73 days after the most recent Contract Anniversary), the Partial Year Factor is equal to 73 / 365 = 0.20

Guaranteed Growth Amount prorated for partial year is then $8,000 * 0.20 = $1,600

Withdrawal Benefit Base including the Guaranteed Growth Amount for the partial year is $108,000 + $1,600 = $109,600.

This is greater than the Contract Value (just prior to the withdrawal), so your Withdrawal Benefit Base will be set to $109,600.

GUARANTEED GROWTH AND INCOME BENEFIT RIDER: AUTOMATIC ANNUAL STEP-UP OF WITHDRAWAL BENEFIT BASE IN THE DEFERRAL PHASE

Assumptions:

Initial Purchase Payment	$100,000
Additional Purchase Payments	None

Contract Anniversary	Contract Value	Guaranteed Growth Amount	Withdrawal Benefit Base before Step-Up	Withdrawal Benefit Base after Step-Up
1	$125,000.00	$8,000.00	$108,000.00	$125,000.00	Step-Up
2	$130,000.00	$8,000.00	$133,000.00	$133,000.00	No Step-Up
3	$135,000.00	$8,000.00	$141,000.00	$141,000.00	No Step-Up
4	$151,000.00	$8,000.00	$149,000.00	$151,000.00	Step-Up

On the Rider Effective Date, the Withdrawal Benefit Base is equal to the Initial Purchase Payment ($100,000). On the first Contract Anniversary, the Guaranteed Growth Amount of $8,000 is added to the Withdrawal Benefit Base ($100,000 + $8,000 = $108,000). The Withdrawal Benefit Base is then compared to the Contract Value for Step-Up Evaluation. Since the Contract Value is greater than the Withdrawal Benefit Base at this point ($125,000 > $108,000), an Automatic Annual Step-Up takes place, and the Withdrawal Benefit Base is set equal to the Contract Value ($125,000). On the next Contract Anniversary, the Guaranteed Growth Amount is added to the Withdrawal Benefit Base and then it’s evaluated for Step-Up: $125,000 + $8,000 = $133,000, Contract Value $130,000 < $133,000, so there is not Step-Up this year.

GUARANTEED GROWTH AND INCOME BENEFIT RIDER: RIDER CHARGE

Suppose a Single Life Guarantee is issued on 05/18/2011. Throughout the first Contract Year, the Rider Charge will be deducted on 08/17/2011, 11/17/2011, 02/17/2012, and 05/17/2012. Suppose the Withdrawal Benefit Base is $100,000 on 05/18/2011, and there are no withdrawals in the Contract Year. The amount of the charge deducted each quarter will then be $100,000

Suppose that there is no Step-Up on 05/18/2012, so the Withdrawal Benefit Base will be increased by the Guaranteed Growth: $100,000 + (8% x $100,000) = $108,000. In the second Contract Year, the amount of the charge deducted each quarter will then be $108,000

Date	Contract Year	Withdrawal Benefit Base	Quarterly Rider Charge
5/18/2012	1	$100,000.00
8/17/2012	1	$100,000.00	$264.66
11/17/2012	1	$100,000.00	$264.66
2/17/2013	1	$100,000.00	$264.66
5/17/2013	1	$100,000.00	$256.03
5/18/2013	2	$108,000.00
8/17/2013	2	$108,000.00	$285.83
11/17/2013	2	$108,000.00	$285.83
2/17/2014	2	$108,000.00	$285.83
5/17/2014	2	$108,000.00	$276.51

For example, there are 92 days between 5/18/2012 and 8/17/2012, so the Rider Charge for the 1st Contract Quarter will be There are only 89 days in the 4th quarter, so the charge will then be $100,000

GUARANTEED GROWTH AND INCOME BENEFIT RIDER: EXCESS WITHDRAWALS

Assume that you are in the Withdrawal Phase under the Guaranteed Growth and Income Benefit Rider. A Guaranteed Annual Withdrawal Amount is calculated which you can withdraw without affecting your Withdrawal Benefit Base. This example overviews what happens when you take a withdrawal that is above the Guaranteed Annual Withdrawal Amount.

Assumptions:

Rider Effective Date:	01/01/2012
Withdrawal Benefit Base on 01/01/2012:	$200,000
Contract Value on 04/01/2012 (immediately prior to withdrawal):	$150,000
Guaranteed Annual Withdrawal Amount for 2012:	$10,000

Suppose on 04/01/2012, you take a withdrawal of $15,000. This is in excess of the Guaranteed Annual Withdrawal Amount by $15,000—$10,000 = $5,000

Effect on Withdrawal Benefit Base

Excess Withdrawals reduce the Withdrawal Benefit Base by the greater of (a) and (b) where:

(a)	is the Excess Withdrawal Amount

(b)	is the Excess Withdrawal Amount multiplied by the ratio of (1) and (2) where:

(1)	is the Withdrawal Benefit Base just prior to the Excess Withdrawal, and

(2)	is the greater of zero and the difference between (i) and (ii) where:

(i)	is the Contract Value immediately prior to the withdrawal, and

(ii)	is the Guaranteed Annual Withdrawal Amount remaining prior to the withdrawal.

(a)	= $5,000

(b)	= =$7,142.86

In this case, (b) = $7,142.86 is greater than (a) = $5,000. Therefore, the Withdrawal Benefit Base will be reduced to $200,000—$7,142.86 = $192,857.14. The Contract Value reduces to $150,000—$15,000 = $135,000.

Effect on

Enhanced Death Benefit Base

Suppose at the time of the withdrawal described above, the Enhanced Death Benefit Base is $200,000. The Enhanced Death Benefit Base is reduced for the total amount of the withdrawal by the greater of (a) and (b), where:

(a)	is the withdrawal amount, and

(b)	is withdrawal amount multiplied by the ratio of (1) and (2) where:

(1)	is the Enhanced Death Benefit Base immediately prior to the withdrawal, and

(2)	is the Contract Value immediately prior to the withdrawal

(a)	= $15,000

(b)	=

In this case, (b) = $20,000 is greater than (a) = $15,000. Therefore, the Enhanced Death Benefit Base will be reduced to $200,000—$20,000 = $180,000. The Contract Value reduces to $150,000—$15,000 = $135,000.

GUARANTEED GROWTH AND INCOME BENEFIT RIDER: ENHANCEMENT TRUE-UP

This Example illustrates how the Enhancement True-Up process works.

Abbreviations:

CY = Contract Year; PP = Purchase Payment; BOP = Beginning of Period (year); EOP = End of Period (year); CV = Contract Value; GG Period = Guaranteed Growth Period; GGA = Guaranteed Growth Amount; Enh = Enhancement; WBB = Withdrawal Benefit Base

Contract Year	Purchase Payment (BOP)	PP Enhancement	CV BOP	CV EOP	GG Period Remaining (in months, BOP)	GGA	PP Enh. > 36 mo old	Enh. True-Up Base BOP	WBB BOP	WBB EOP
1	$250,000	$12,500	$262,500	$262,500	120	$0	$0	$250,000	$250,000	$250,000
2	$10,000	$500	$273,000	$273,000	108	$20,000	$0	$280,000	$280,000	$280,000
3	$10,000	$500	$283,500	$338,500	96	$20,800	$0	$310,800	$310,800	$310,800
4	$30,000	$1,500	$370,000	$395,000	120	$21,600	$12,500	$374,900	$374,900	$374,900
5	$0	$0	$395,000	$424,500	108	$24,000	$500	$399,400	$399,400	$399,400
6	$0	$0	$424,500	$449,000	120	$24,000	$500	$423,900	$424,500	$424,500
7	$0	$0	$449,000	$469,000	120	$24,000	$1,500	$449,400	$449,400	$449,400

Assumptions:

Purchase Payments:	$250,000 on Contract Date, $10,000 beginning of Contract Years 2 and 3, $30,000 beginning of Contract Year 4.
Withdrawals:	No Withdrawals
Contract Growth:	no growth in Contract Years 1 and 2, $55,000 in Contract Year 3, $25,000 in Contract Year 4, $29,500 in Contract Year 5, $24,500 in Contract Year 6.

Enhancement True-Up Base:

This value is used to determine whether the Withdrawal Benefit Base will receive an Enhancement True-Up. The Enhancement True-Up Base includes your Purchase Payments, Purchase Payment Enhancements more than 36 months old, and the Guaranteed Growth Amounts:

CY1	Enhancement True-Up Base is equal to your initial Purchase Payment at Contract Issue = $250,000. Purchase Payment Enhancement of $12,500 is included in the Contract Value, but not in the Enhancement True-up Base, because it is not yet 36 months old.

CY2	On first anniversary, Guaranteed Growth Amount and another Purchase Payment are added to Enhancement True-Up Base: $250,000 + $20,000 + $ 10,000 = $280,000. Purchase Payment Enhancements from CY 1 or CY 2 are not included, because they are not yet 36 months old.

CY3	On the second Contract Anniversary (beginning of Contract Year 3), Guaranteed Growth Amount and Purchase Payment are again added to the Enhancement True-Up Base: $280,000 + $20,800 + $10,000 = $310,800. Purchase Payment Enhancements are not yet 36 months old.

CY4	On the third Contract Anniversary (beginning of Contract Year 4), Guaranteed Growth Amount and Purchase Payment are added to the Enhancement True-Up Base, as well as the Purchase Payment Enhancement from the initial Purchase Payment, which is now 36 months old: $310,800 + $21,600 + $30,000 + $12,500 = $374,900.

CY5	Guaranteed Growth is added to Withdrawal Benefit Base, there are no Purchase Payments this year, but the Purchase Payment Enhancement from the Purchase Payment made in Contract Year 2 is now 36 months old, so it is added to the Enhancement True-Up Base: $374,900 + $24,000 + $500 = $399,400.

CY6	Guaranteed Growth is added to Withdrawal Benefit Base, there are no Purchase Payments this year, but the Purchase Payment Enhancement from the Purchase Payment made in Contract Year 3 is now 36 months old, so it is added to the Enhancement True-Up Base: $399,400 + $24,000 + $500 = $423,900.

CY7	Guaranteed Growth is added to Withdrawal Benefit Base, there are no Purchase Payments this year, but the Purchase Payment Enhancement from the Purchase Payment made in Contract Year 4 is now 36 months old, so it is added to the Enhancement True-Up Base: $423,900+ $24,000 + $1,500 = $449,400.

Enhancement True-Up Comparison:

Contract Year 4 (BOP)

The first Enhancement True-Up evaluation takes place in the beginning of Contract Year 4. Withdrawal Benefit Base as of the end of Contract Year 3 is $310,800.

Step 1-2:	Purchase Payments and the Guaranteed Growth Amount are added to this WBB: $310,000 + $30,000 + $21,600 = $361,600

Step 3:	WBB is evaluated for Step-Up by comparing to the Contract Value (BOP): $361,600 < $370,000 , so WBB Steps-Up to $370,000. Guaranteed Growth Period is reset.

Step 4:	WBB is evaluated for Enhancement True-Up by comparing to the Enhancement True-Up Base: $370,000 < $374,900, so WBB receives an Enhancement True-Up is set equal to $374,900

Contract Year 5 (BOP)

On the next Contract Anniversary (beginning of Contract Year 5), the same process takes place. Step 1-2: $374,900 + $24,000 = $398,900; Step 3: $398,900 > $395,000, no Step-Up; Step 4: $398,900 < $399,400: Enhancement True-Up takes place.

Contract Year 6 (BOP)

Step 1-2: $399,400 + $24,000 = $423,400; Step 3: $423,400 < $424,500, Step-Up takes place and WBB = $424,500; Step 4: $424,500 > $ 423,900, so there is no Enhancement True-Up.

Contract Year 7 (BOP)

Step 1-2: $424,500 + $24,000 = $448,500; Step 3: $448,500 < $449,000, Step-Up takes place and WBB = $449,000; Step 4: $449,000 < $449,400, so Enhancement True-Up also takes place and WBB = $449,400.

Note that the Guaranteed Growth Amount will not be increased for any Purchase Payment Enhancements. It is solely based on the Net Purchase Payments.

RMD AND SURRENDER CHARGES / FREE WITHDRAWAL

Assume there is a single Initial Purchase Payment made on 01/01/2012 of $100,000.

The contract is now in its second Contract Year. The Free Withdrawal Amount is currently 10% of Total Purchase Payments:

Free Withdrawal Amount = 10% x $100,000 = $10,000

Suppose your Required Minimum Distribution for 2013 is calculated and is $15,000. On 04/01/2013 you make a $15,000 withdrawal directed as an RMD Withdrawal. The RMD Withdrawal exceeds the Free Withdrawal Amount by $5,000. However, there is no Surrender Charge imposed upon withdrawals taken to satisfy Required Minimum Distributions, even if this amount exceeds the Free Withdrawal Amount. Therefore, there is no Surrender Charge on the withdrawal.

RMD AND GUARANTEED GROWTH AND INCOME BENEFIT RIDER

Assume that you are in the Withdrawal Phase under the Guaranteed Growth and Income Benefit Rider. During the Withdrawal Phase, a Guaranteed Annual Withdrawal Amount is calculated every Contract Year, and allows you to take withdrawals up to that amount without affecting your Withdrawal Benefit Base.

Assumptions:

Rider Effective Date:	01/01/2012
Withdrawal Benefit Base on 01/01/2013:	$200,000
Contract Value on 04/01/2013:	$150,000
Guaranteed Annual Withdrawal Amount for 2013:	$10,000

Suppose your Required Minimum Distribution for 2013 is calculated and is $15,000. On 04/01/2013 you take a $15,000 withdrawal directed as an RMD Withdrawal. RMD withdrawals are subject to more favorable Excess Withdrawal treatment:

•	If the RMD amount is greater than the Guaranteed Annual Withdrawal Amount:

•	Withdrawal Benefit Base will not be reduced for withdrawals up to the RMD amount;

•	Withdrawals in excess of RMD Amount will be treated as Excess Withdrawals.

In this case, the RMD withdrawal is greater than the Guaranteed Annual Withdrawal Amount. However, because this is an RMD withdrawal, there is no Excess Withdrawal. The Withdrawal Benefit Base is not reduced and remains at $200,000. Contract Value reduces to $150,000—$15,000 = $135,000.

RMD AND ENHANCED DEATH BENEFIT

Assume that your contract has a Enhanced Death Benefit Rider attached to it.

Assumptions:

Rider Effective Date:	01/01/2012
Enhanced Death Benefit Base on 01/01/2013 (immediately prior to withdrawal):	$200,000
Contract Value on 04/01/2013:	$150,000

Suppose your Required Minimum Distribution for 2013 is calculated and is $15,000. On 04/01/2013 you make a $15,000 withdrawal directed as an RMD Withdrawal. There is no special treatment of Required Minimum Distributions under the Enhanced Death Benefit Rider. The Enhanced Death Benefit Base is reduced for the total amount of the withdrawal by the greater of (a) and (b), where:

(c)	is the withdrawal amount, and

(d)	is withdrawal amount multiplied by the ratio of (1) and (2) where:

(3)	is the Enhanced Death Benefit Base immediately prior to the withdrawal, and

(4)	is the Contract Value immediately prior to the withdrawal

(a) = $15,000

(b) =

In this case, (b) = $20,000 is greater than (a) = $15,000. Therefore, the Enhanced Death Benefit Base will be reduced to $200,000—$20,000 = $180,000. The Contract Value reduces to $150,000—$15,000 = $135,000.

GUARANTEED MINIMUM ACCUMULATION BENEFIT

Effect of Subsequent Purchase Payments on Guaranteed Minimum Accumulation Benefit

Suppose your benefit is issued on 2/15/2011 and your benefit period is ten years. Any Purchase Payment received between 2/15/2011 and 2/14/2012 will be added to Guaranteed Minimum Accumulation Benefit Base dollar-for-dollar. Any Purchase Payment received on or after 2/15/2012 will not be added to Guaranteed Minimum Accumulation Benefit Base.

If step-up option is not exercised, and you decide to renew your benefit for another ten years on 2/15/2021, any Purchase Payment received between 2/15/2021 and 2/14/2022 will be added to Guaranteed Minimum Accumulation Benefit Base dollar-for-dollar. Any Purchase Payment received on or after 2/15/2022 will not be added to Guaranteed Minimum Accumulation Benefit Base.

Effect of Withdrawals on Guaranteed Minimum Accumulation Benefit

The Guaranteed Minimum Accumulation Benefit Base will be reduced by the withdrawal in a proportional manner. The reductions in the Guaranteed Minimum Accumulation Benefit Base occur as of the date of each applicable withdrawal. The proportional reduction, which is subtracted from the Guaranteed Minimum Accumulation Benefit base immediately prior to the withdrawal, is determined by multiplying (i) and (ii) where:

(i)	is the Guaranteed Minimum Accumulation Benefit immediately prior to the withdrawal, and

(ii)	is a ratio of the current withdrawal amount to the Contract Value immediately prior to the withdrawal.

Example: Assume there is a single $7,500 withdrawal during a Contract Year. Suppose that the Contract Value and Guaranteed Minimum Accumulation Benefit Base just prior to the withdrawal are $110,000 and $100,000 respectively.

The Guaranteed Minimum Accumulation Benefit Base will be reduced by the following amount:

Guaranteed Minimum Accumulation Benefit Base x (Withdrawal/Contract Value) =

$100,000 x ($7,500/$110,000) = $6,818.18

If the Contract Value just before the $7,500 withdrawal was $90,000, the reduction to the Guaranteed Minimum Accumulation Benefit Base would be as follows:

Guaranteed Minimum Accumulation Benefit Base x (Withdrawal/Contract Value) =

$100,000 x ($7,500/$90,000) = $8,333.33

Appendix	C: State Variations

[To be filed by amendment]

SUBJECT TO COMPLETION

THE INFORMATION IN THIS STATEMENT OF ADDITIONAL INFORMATION IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS STATEMENT OF ADDITIONAL INFORMATION IS NOT AN OFFER TO SELL THESE SECURITIES AND IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

STATEMENT OF ADDITIONAL INFORMATION – [MAY 1, 2012]

SMART FOUNDATION VARIABLE ANNUITY

PENN MUTUAL VARIABLE ANNUITY ACCOUNT III

THE PENN MUTUAL LIFE INSURANCE COMPANY

Philadelphia, Pennsylvania 19172 • Telephone (800) 523-0650

INDIVIDUAL VARIABLE AND FIXED ANNUITY CONTRACT

This statement of additional information is not a prospectus. It should be read in conjunction with the current Prospectus dated [May 1, 2012] for the individual variable and fixed annuity contract (the “Contract”). The Contract is funded through Penn Mutual Variable Annuity Account III (referred to as the “Separate Account” in the Prospectus and this Statement of Additional Information). To obtain the Prospectus you may write to The Penn Mutual Life Insurance Company (“Penn Mutual” or the “Company”), Customer Service Group, Philadelphia, PA 19172 or visit our web site at www.pennmutual.com or you may call (800) 523-0650. Terms used in this Statement of Additional Information have the same meaning as in the Prospectus.

VARIABLE ANNUITY PAYMENTS

First Variable Annuity Payment

When a variable annuity is effected, we will first deduct applicable premium taxes, if any, from the Contract Value. The dollar amount of the first monthly annuity payment will be determined by applying the net Contract Value to the annuity table set forth in the contract for the annuity option chosen. The annuity tables show the amount of the first monthly income payment under each annuity option for each $1,000 of value applied, based on the Annuitant’s age at the Annuity Date. The annuity tables are based on the Annuity 2000 Basic Table with interest rates at 3% or 5%.

Subsequent Variable Annuity Payments

The dollar amount of subsequent variable annuity payments will vary in accordance with the investment experience of the Subaccount(s) of the Separate Account applicable to the annuity. Each subsequent variable annuity payment will equal the number of annuity units credited, multiplied by the value of the annuity unit for the valuation period. Penn Mutual guarantees that the amount of each subsequent annuity payment will not be affected by variations in expense or mortality experience.

Annuity Units

For each Subaccount selected, the number of annuity units is the amount of the first annuity payment allocated to the Subaccount divided by the value of an annuity unit for the Subaccount on the Annuity Date. The number of your annuity units will not change as a result of investment experience.

Value of Annuity Units

The value of an annuity unit for each Subaccount was arbitrarily set at $10 when the Subaccount was established. The value may increase or decrease from one Valuation Period to the next. For a Valuation Period, the value of an annuity unit for a Subaccount is the value of an annuity unit for the Subaccount for the last prior Valuation Period multiplied by the net investment factor for the Subaccount for the Valuation Period. The result is then multiplied by a factor to neutralize an assumed interest rate of 3% or 5%, as applicable, built into the annuity tables.

Net Investment Factor

For any Subaccount, the net investment factor for a Valuation Period is determined by dividing (a) by (b) and subtracting (c):

Where (a) is:

The net asset value per share of the mutual fund held in the Subaccount, as of the end of the Valuation Period.

plus

The per share amount of any dividend or capital gain distributions by the mutual fund if the “ex-dividend” date occurs in the Valuation Period.

plus or minus

A per share charge or credit, as we may determine as of the end of the Valuation Period, for provision for taxes (if applicable).

Where (b) is:

The net asset value per share of the mutual fund held in the Subaccount as of the end of the last prior Valuation Period.

plus or minus

The per share charge or credit for provision for taxes as of the end of the last prior Valuation Period (if applicable).

Where (c) is:

The sum of the mortality and expense risk charge and the contract administration charge. On an annual basis, the sum of such charges equals 1.35% of the daily net asset value of the Subaccount.

Assumed Interest Rate

Assumed interest rates of 3% or 5% are included in the annuity tables in the contracts. A higher assumption would mean a higher first annuity payment but more slowly rising or more rapidly falling subsequent payments. A lower assumption would have the opposite effect. If the actual net investment rate on an annual basis is equal to the assumed interest rate you have selected, annuity payments will be level.

Valuation Period

Valuation Period is the period from one valuation of underlying fund assets to the next. Valuation is performed each day the New York Stock Exchange is open for trading.

Transaction Valuation

Your assets in the Separate Account are held as Accumulation Units of the Subaccounts that you select. We value Accumulation Units as of the close of regular trading on the New York Stock Exchange (NYSE) (generally, 4:00 p.m. ET). When you invest in, withdraw from or transfer money to a Subaccount, you receive the Accumulation Unit value next computed after we receive and accept your purchase payment or your withdrawal or transfer request at our Administrative Office. Allocation, withdrawal and transfer instructions received at our Administrative Office after the close of regular trading on the NYSE will be valued based on the Accumulation Unit value computed as of the close of regular trading on the next NYSE business day. In order to receive a day’s closing price, instructions sent by facsimile transmission must be received by our fax server prior to the close of regular trading on that day. Telephone instructions must be received in full, containing all required information and confirmed back to the caller prior to the close of regular trading in order to receive that day’s closing price.

ADMINISTRATIVE AND RECORDKEEPING SERVICES

Penn Mutual performs all data processing, recordkeeping and other related services with respect to the Contracts and the Separate Accounts.

DISTRIBUTION OF CONTRACTS

Hornor, Townsend & Kent, Inc. (“HTK”), a wholly owned subsidiary of The Penn Mutual Life Insurance Company (“Penn Mutual”), serves as principal underwriter of the Contracts. The address of HTK is 600 Dresher Road, Horsham, PA 19044. For 2011, 2010, and 2009, the Company paid to HTK underwriting commissions of approximately$        , $114,771, and $124,609 respectively.

The Contracts will be distributed by HTK through broker-dealers. Total commissions on purchase payments made under the Contract will not exceed 7% and trailer commissions based on a percentage of Contract Value, other allowances and overrides may be paid. The offering of the Contract is continuous, and Penn Mutual does not anticipate discontinuing the offering of the Contract, although we reserve the right to do so.

CUSTODIAN

The Company is custodian of the assets held in the Separate Account.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The financial statements of the Company as of December 31, 2011and 2010 and for each of the three years in the period ended December 31, 2011, and the financial statements of the Penn Mutual Variable Annuity Account III of the Company as of December 31, 2011 and for the periods indicated, included in this Statement of Additional Information constituting part of this Registration Statement, have been so included in reliance on the reports of                                         , independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.                                               principal business address is at 2001 Market Street, Suite 1700, Philadelphia, PA 19103.

LEGAL MATTERS

Morgan, Lewis & Bockius LLP has provided advice on certain matters relating to the federal securities laws and the offering of the Contract. Their offices are located at 1701 Market Street, Philadelphia, PA 19103.

FINANCIAL STATEMENTS

The financial statements of the Separate Account and the consolidated financial statements of the Company appear on the following pages. The consolidated financial statements of the Company should be considered only as bearing upon the Company’s ability to meet its obligations under the Contracts.

Audited Financial Statements as of December 31, 2011 to be Provided by Amendment.

Item 24.	Financial Statements and Exhibits

(a)	Financial Statements included in Part B:

Financial Statements of Penn Mutual Variable Annuity Account III:

To be filed by amendment.

Financial Statements of The Penn Mutual Life Insurance Company:

To be filed by amendment.

(b)	Exhibits

1. (a)	Resolutions of the Executive Committee of the Board of Trustees of The Penn Mutual Life Insurance Company authorizing the establishment of Penn Mutual Variable Annuity Account III (“Registrant”). Previously filed as Exhibit 1(a) to this Registration Statement on September 3, 1998 (File No. 333-62811 and Accession No. 0001036050-98-001504) and incorporated herein by reference.

(b)	Resolutions of the Executive Committee of the Board of Trustees of the Penn Mutual Life Insurance Company authorizing investments of the Registrant. Previously filed as Exhibit 1(b) to Post-Effective Amendment No. 1 to the Registration Statement on April 27, 1999 (File No. 333-62825 and Accession No. 0000950116-99-000834) and incorporated herein by reference.

2.	Not applicable

3. (a)(1)	Sales Support Agreement between The Penn Mutual Life Insurance Company and Horner, Townsend & Kent, Inc., a wholly-owned subsidiary of Penn Mutual. Previously filed as Exhibit 3(a) to Pre-Effective Amendment No. 1 to this Registration Statement on November 30, 1998 (File No. 333-62811 and Accession No. 0001036050-98-002055) and incorporated herein by reference.

(a)(2)	Schedule I to the Sales Support Agreement between The Penn Mutual Life Insurance Company and Horner, Townsend & Kent, Inc., a wholly-owned subsidiary of Penn Mutual. Previously filed as exhibit 3(a)(2) to Pre-Effective Amendment No. 1 to the Registration Statement on September 28, 2000 (File No. 333-39804 and Accession No. 0000950116-00-002423) and incorporated herein by reference.

(b)	Distribution Agreement between The Penn Mutual Life Insurance Company and Horner, Townsend & Kent, Inc., a wholly-owned subsidiary of Penn Mutual. To be filed by amendment.

(c)	Form of Agent’s Agreement relating to broker-dealer supervision. Previously filed as Exhibit 3(c) to this Registration Statement on September 3, 1998 (File No. 333-62811 and Accession No. 0001036050-98-001504) and incorporated herein by reference.

(d)	Form of Broker-Dealer Selling Agreement (for broker-dealers licensed to sell variable annuity contracts and/or variable life insurance contracts under state insurance laws). Previously filed as Exhibit 3(d) to Pre-Effective Amendment No. 1 to this Registration Statement on November 30, 1998 (File No. 333-62811 and Accession No. 0001036050-98-002055) and incorporated herein by reference.

(e)	Form of Broker-Dealer Selling Agreement (for broker-dealers with affiliated corporations licensed to sell variable annuity contracts and/or variable life insurance contracts under state insurance laws. Previously filed as Exhibit 3(e) to the Post-Effective Amendment to the Registration Statement on April 27, 1999 (File No. 333-62825 and Accession No. 0000950116-99-000834) and incorporated herein by reference.

(f)	Form of Addendum (Form 98-1) to Broker-Dealer Selling Agreement. Previously filed as Exhibit 3(f) to this Registration Statement on September 3, 1998 (File No. 333-62811 and Accession No. 0001036050-98-001504) and incorporated herein by reference.

(g)	Schedule A to Broker-Dealer Selling Agreement (PM5749 04/01). Previously filed as Exhibit 3(g) to Pre-Effective Amendment No. 5 to this Registration Statement on April 20, 2001 (File No. 333-62811 and Accession No. 0000950116-01-000692) and incorporated herein by reference.

4. (a)	Individual Variable and Fixed Annuity Contract (Form VAA-98). Previously filed as Exhibit 4(a) to Pre-Effective Amendment No. 1 to this Registration Statement on November 30, 1998 (File No. 333-62811 and Accession No. 0001036050-98-002055) and incorporated herein by reference.

(b)

Rider – Guaranteed Minimum Death Benefit – Rising Floor (GDBRF-98) Incorporated herein by reference to Exhibit 4(b) to Pre-Effective Amendment No. 1 to this Registration Statement on November 30, 1998 (File No. 333-628115

and Accession No. 0001036050-98-002055) and incorporated herein by reference.

(c)	Rider – Guaranteed Minimum Death Benefit – Step Up (GDBSU-98). Incorporated herein by reference to Exhibit 4(c) to Pre-Effective Amendment No. 1 to this Registration Statement on November 30, 1998 (File No. 333-62811 and Accession No. 0001036050-98-002055) and incorporated herein by reference.

(d)	Endorsement No. 1534-96 to Individual Variable and Fixed Annuity Contract. Previously filed as Exhibit 4(d) to this Registration Statement on September 3, 1998 (File No. 333-62811 and Accession No. 0001036050-98-001504) and incorporated herein by reference.

(e)	Endorsement No. 1542-97 to Individual Variable and Fixed Annuity Contract. Previously filed as Exhibit 4(e) to this Registration Statement on September 3, 1998 (File No. 333-62811 and Accession No. 0001036050-98-001504) and incorporated herein by reference.

(f)	Endorsement No. 1536-98 to Individual Variable and Fixed Annuity Contract. Previously filed as Exhibit 4(f) to Pre-Effective Amendment No. 1 to the Registration Statement on February 24, 1999 (File No. 333-62811 and Accession No. 0000950116-99-000291) and incorporated herein by reference.

(g)	Endorsement No. 1720-01 to Individual Variable and Fixed Annuity Contract. Previously filed as Exhibit 4(g) to Post-Effective Amendment No. 4 to the Registration Statement on February 20, 2001 (File No. 333-62811 and Accession No. 0000950116-01-000282) and incorporated herein by reference.

(h)	Endorsement No. 1721-01 to Individual Variable and Fixed Annuity Contract. Previously filed as Exhibit 4(h) to Post-Effective Amendment No. 4 to the Registration Statement on February 20, 2001 (File No. 333-62811 and Accession No. 0000950116-01-000282) and incorporated herein by reference.

(i)	Endorsement No. 1718-01 Charitable Remainder Trust. Previously filed as Exhibit 4(c) to Post-Effective Amendment No. 1 to the Registration Statement on April 19, 2001 (File No. 333-39804 and Accession No. 0000950116-01- 000684) and incorporated herein by reference.

(j)	Rider – Cumulative Free Withdrawal (CFWB-01). Incorporated herein by reference to Exhibit 4(j) of Pre-Effective Amendment No. 5 to this Registration Statement on April 20, 2001 (File No. 333-62811 and Accession No. 0000950116-01-000692) and incorporated herein by reference.

(k)	Rider – Estate Enhancement Rider (EEDB-01). Incorporated herein by reference to Exhibit 4(k) of Pre-Effective Amendment No. 5 to this Registration Statement on April 20, 2001 (File No. 333-62811 and Accession No. 0000950116-01-000692) and incorporated herein by reference.

(l)	Rider – Death Benefit Enhancement – Step Up is incorporated herein by reference to Exhibit 4(d) to the Registrant’s Registration Statement on Form N-4

(File No. 333-88824), as filed with the Securities and Exchange Commission via EDGAR (Accession No. 0000950116-02-001203) on May 22, 2002.

(m)	Rider – Death Benefit Enhancement – Rising Floor. Incorporated herein by reference to Exhibit 4(c) to the Registrant’s Registration Statement on Form N-4 (File No. 333-88824), as filed with the Securities and Exchange Commission via EDGAR (Accession No. 0000950116-02-001203) on May 22, 2002.

(n)	Rider – Optional Guaranteed Minimum Accumulation Benefit. Incorporated herein by reference to Exhibit 4(n) to the Registrant’s Registration Statement on Form N-4 (File No. 333-88824), as filed with the Securities and Exchange Commission via EDGAR (Accession No. 0000950116-06-001380) on April 28, 2006.

(o)	Rider – Optional Guaranteed Minimum Accumulation Benefit and Guaranteed Minimum Withdrawal Benefit. Incorporated herein by reference to Exhibit 4(o) to the Registrant’s Registration Statement on Form N-4 (File No. 333-88824), as filed with the Securities and Exchange Commission via EDGAR (Accession No. 0000950116-06-001380) on April 28, 2006.

(p)	Rider – Guaranteed Lifetime Withdrawal Benefit. Incorporated herein by reference to Exhibit 4(p) to the Registrant’s Registration Statement on Form N-4 (File No. 811-03457 and Accession No. 0000893220-07-001537) on April 30, 2007.

(q)	Rider – Growth and Income Advantage incorporated herein by reference to Exhibit (4)(q) to Post-Effective Amendment No. 78 to the Registration Statement filed on Form N-4 (File No. 333-62811 and 811-03457) on April 24, 2009.

(r)	Rider – Purchasing Power Protector incorporated herein by reference to Exhibit (4)(r) to Post-Effective Amendment No. 78 to the Registration Statement filed on Form N-4 (File No. 333-62811 and 811-03457) on April 24, 2009.

5. (a)	Application (Form PM5790) for Individual Variable Annuity Contract. Previously filed as Exhibit 5 to this Registration Statement on September 3, 1998 (File No. 333-62811 and Accession No. 0001036050-98-001504) and incorporated herein by reference.

6. (a)	Charter of The Penn Mutual Life Insurance Company (May 1983). Previously filed as Exhibit 6(a) to this Registration Statement on September 3, 1998 (File No. 333-62811 and Accession No. 0001036050-98-001504) and incorporated herein by reference.

(b)	By-laws of The Penn Mutual Life Insurance Company. Incorporated herein by reference to Exhibit 6(b) to the Registration of Statement Penn Mutual Variable Annuity Account III (File No. 333-69386), as filed with the Securities and Exchange Commission via EDGAR (Accession No. 0000950116-01-501231) on December 6, 2001.

7.	None

8.	Sales Agreement between The Penn Mutual Life Insurance Company and Penn Series Funds, Inc. To be filed by amendment.

9.	Opinion and Consent of Franklin L. Best, Jr., Esq., Managing Corporate Counsel of The Penn Mutual Life Insurance Company, as to the legality of the variable annuity contracts being registered. To be filed by amendment.

10. (a)	Consent of Independent Registered Public Accounting Firm, . To be filed by amendment.

(b)	Consent of Counsel, Morgan, Lewis & Bockius LLP. To be filed by amendment.

11.	Not applicable.

12.	Not applicable.

13. (a)	Powers of Attorney of Trustees, previously filed as Exhibit 14 to the Registration Statement on September 14, 2001 (File No. 333-69386 and Accession No. 0000950116-01-500817) and incorporated herein by reference.

(b)	Power of Attorney for Julia Chang Bloch, previously filed as Exhibit (14)(c) to the Registration Statement on June 11, 1999, (File No. 002-77283 and Accession No. 0000950116-99-001164) and incorporated herein by reference.

(c)	Power of Attorney for Edmond F. Notebaert, previously filed as Exhibit (14)(b) to the Registration Statement on April 24, 1998, (File No. 002-77283 and Accession No. 0000950109-98-002717) and incorporated herein by reference.

(d)	Powers of Attorney for Messrs. Cook, Santomero and Lillie, dated April 22, 2008. Incorporated herein by reference to the Exhibit 13 (d) to the Registrant’s Registration Statement on Form N-4 (File No. 333-62811), as filed with the Securities and Exchange Commission via EDGAR (Accession No. 0001104659-08-027324) on April 28, 2008.

Item 25.	Directors and Officers of the Depositor

The following table sets forth the names of the officers and trustees of the Depositor who are engaged directly or indirectly in activities relating to the Registrant or the variable annuity contracts offered by the Registrant and the executive officers of the Depositor.

Name	Position and Offices with Depositor
Eileen C. McDonnell	President and Chief Executive Officer

David O’Malley	Executive Vice President and Chief Financial Officer

Robert E. Chappell	Chairman of the Board

Franklin L. Best, Jr.	Managing Corporate Counsel and Secretary

Susan T. Deakins	Vice President and Chief Actuary

Name	Position and Offices with Depositor

The Honorable Julia Chang Bloch (Ambassador)	Trustee of Penn Mutual

Edward G. Boehne	Trustee of Penn Mutual

Joan P. Carter	Trustee of Penn Mutual

William R. Cook	Trustee of Penn Mutual

Charisse R. Lillie	Trustee of Penn Mutual

Alan B. Miller	Trustee of Penn Mutual

Edmond F. Notebaert	Trustee of Penn Mutual

Robert H. Rock	Trustee of Penn Mutual

Anthony M. Santomero	Trustee of Penn Mutual

The business address of each of the Trustees and officers is The Penn Mutual Life Insurance Company, Philadelphia, PA 19172.

Item 26.	Persons Controlled By or Under Common Control with the Depositor or Registrant

Penn Mutual Wholly-Owned Subsidiaries

Corporation	Principal Business	State of Incorporation

The Penn Insurance and Annuity Company	Life Insurance and Annuities	Delaware

Independence Capital Management, Inc.	Investment Adviser	Pennsylvania

Penn Series Funds, Inc.	Investment Company	Maryland

Penn Janney Fund, Inc.	Investments	Pennsylvania

Penn Janney Advisory, Inc.*	Investment Adviser	Pennsylvania

Penn Janney GP LLC**	Investments	Delaware

Penn Janney Opportunities Fund LP***	Investments	Delaware

Corporation	Principal Business	State of Incorporation

Independence Square Properties, LLC****	Holding Company	Delaware

Indepro Corporation	Holding Company	Delaware

Hornor, Townsend & Kent, Inc.	Registered Broker-Dealer and Investment Adviser	Pennsylvania

ISP Parker Hunter	Holding Company	Delaware

*	Penn Janney Advisory, Inc. is 50% owned by Penn Mutual and 50% owned by Janney Montgomery Scott LLC.
**	Penn Janney GP LLC is 49.5% owned by Penn Mutual, 49.5% owned by Janney Montgomery Scott LLC, and 1.0% owned by Richard Fox.
***	Penn Janney Opportunities Fund LLP is 49.5% owned by Penn Mutual, 49.5% owned by Janney Montgomery Scott LLC, and 1.0% owned by Penn Janney GP LLC.
****	Independence Square Properties, LLC is 95% owned by Penn Mutual and 5% owned by ISP Parker Hunter, which is 100% owned by Penn Mutual.

Independence Square Properties, LLC

Wholly-Owned Subsidiaries

Corporation	Principal Business	State of Incorporation
Walnut O Corporation	Investments	Pennsylvania

Janney Montgomery Scott LLC	Registered Broker-Dealer and Investment Adviser	Delaware

Indepro Corporation

Wholly-Owned Subsidiaries

Corporation	Principal Business	State of Incorporation
Indepro Property Fund II Corporation	Investments	Delaware

Janney Montgomery Scott LLC

Wholly-Owned Subsidiaries

Corporation	Principal Business	State of Incorporation

Grant Street Capital Management, LLC	Investments	Delaware

JMS Resources, Inc.	Investments	Pennsylvania

JMS Investor Services, Inc.	Investor Services and Insurance	Delaware

Janney Montgomery Scott Insurance Agency	Insurance Agents or Brokers	Massachusetts

Penn Janney Advisory, Inc.*	Investment Adviser	Pennsylvania

Penn Janney GP LLC**	Investments	Delaware

Penn Janney Opportunities Fund LP***	Investments	Delaware

*	Penn Janney Advisory, Inc. is 50% owned by Penn Mutual and 50% owned by Janney Montgomery Scott LLC.
**	Penn Janney GP LLC is 49.5% owned by Penn Mutual, 49.5% owned by Janney Montgomery Scott LLC, and 1.0% owned by Richard Fox.
***	Penn Janney Opportunities Fund LLP is 49.5% owned by Penn Mutual, 49.5% owned by Janney Montgomery Scott LLC, and 1.0% owned by Penn Janney GP LLC.

JMS Resources, Inc.

Wholly-Owned Subsidiaries

Janney Private Equity Company, Inc.	Investments	Delaware

Hornor, Townsend & Kent, Inc.

Wholly-Owned Subsidiaries

Corporation	Principal Business	State of Incorporation

HTK of Delaware, Inc.	Financial Services	Delaware

HTK Insurance Agency, Inc.	Insurance Agents or Brokers	Pennsylvania

Penn Janney GP LLC

Wholly-Owned Subsidiaries

Corporation	Principal Business	State of Incorporation
Penn Janney Opportunities Fund LP*	Investments	Delaware

*	Penn Janney Opportunities Fund LLP is 49.5% owned by Penn Mutual, 49.5% owned by Janney Montgomery Scott LLC, and 1.0% owned by Penn Janney GP LLC.

ISP Parker Hunter

Wholly-Owned Subsidiaries

Corporation	Principal Business	State of Incorporation
Independence Square Properties, Inc.*	Holding Corporation	Delaware

*	Independence Square Properties, LLC is 95% owned by Penn Mutual and 5% owned by ISP Parker Hunter, which is 100% owned by Penn Mutual.

Item 27.	Number of Contract Owners

Not applicable.

Item 28.	Indemnification

Section 6.2 of the By-laws of The Penn Mutual Life Insurance Company provides that, in accordance with the provisions of the Section, the Company shall indemnify trustees and officers against expenses (including attorneys’ fees), judgments, fines, excise taxes and amounts paid in settlement actually and reasonably incurred in connection with actions, suits and proceedings, to the extent such indemnification is not prohibited by law, and may provide other indemnification to the extent not prohibited by law. The By-laws are filed as Exhibit 6(b) to Pre-Effective Amendment No. 1 to the Penn Mutual Variable Annuity Account III Registration Statement on Form N-4 (File No. 333-69386) and are incorporated herein by reference.

Pennsylvania law (15 Pa. C.S.A. §§ 1741-1750) authorizes Pennsylvania corporations to provide indemnification to directors, officers and other persons.

Penn Mutual owns a directors and officers liability insurance policy covering liabilities directors and officers of Penn Mutual and its subsidiaries may incur in acting as directors and officers.

Selling Agreements entered into by The Penn Mutual Life Insurance Company (“Penn Mutual”) and its subsidiary, Hornor, Townsend & Kent, Inc. (“HTK”) with securities brokers and insurance agents generally provide for indemnification of Penn Mutual and HTK and their directors and officers in the event of liability resulting from unauthorized acts of the brokers and insurance agents.

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 29.	Principal Underwriters

Hornor Townsend & Kent, Inc. serves as principal underwriters of the securities of the Registrant. Hornor Townsend & Kent, Inc. also serves as distributor of variable annuity contracts issued through Penn Mutual Variable Annuity Account III, a separate account of Penn Mutual.

Hornor, Townsend & Kent, Inc.- Directors and Officers

Michelle A. Barry	President, Chief Executive Officer and Interim
Chief Compliance Officer
Philip D’Ambrisi	Managing Director, Products and Field Support
Thomas H. Harris	Senior Vice President, Distribution
Nancy S. Rush	Vice President, Rewards and Risk Management
Arthur J. Flynn	Assistant Vice President, Internal Audit
Michael W. Williams	Assistant Vice President, Distribution
Marcia DeLong	Director, Producer Compensation and CL&R
Scott E. Polter	Director, Trading and Operations
James G. Murray	Tax Director
Franklin L. Best, Jr.	Counsel and Secretary
Stacey N. Polakowski	Treasurer and Controller
Patricia M. Chiarlanza	Assistant Treasurer

The principal business address of the directors and officers is The Penn Mutual Life Insurance Company, Philadelphia, Pennsylvania, 19172.

Commissions and Other Compensation Received By Each Principal Underwriter During Last Fiscal Year:

Name of Principal Underwriter	Net Underwriting Discounts and Commissions	Compensation on Redemption	Brokerage Commissions	Other Compensation

Hornor, Townsend & Kent, Inc.	$114,771	$0	$0	$0

Item 30.	Location of Accounts and Records

The name and address of the person who maintains physical possession of each account, book or other documents required by Section 31(a) of the Investment Company Act of 1940, as amended, is as follows:

The Penn Mutual Life Insurance Company

600 Dresher Road

Horsham, Pennsylvania 19044

Item 31.	Management Services

See “Administrative and Recordkeeping Services” in Part B of this Registration Statement.

Item 32.	Undertakings

The Penn Mutual Life Insurance Company hereby undertakes:

(a)	to file a post-effective amendment to this Registration Statement as frequently as is necessary to ensure that the audited financial statements in the Registration Statement are never more than 16 months old for so long as payments under the variable annuity contracts may be accepted;

(b)	to include either (1) as part of any application to purchase a contract or account offered by the prospectus, a space that an applicant can check to request a statement of additional information, or (2) a post card or similar written communication affixed to or included in the prospectus that the applicant can remove to send for a statement of additional information;

(c)	to deliver any statement of additional information and any financial statements required to be made available under Form N-4 promptly upon written or oral request.

Restrictions on withdrawals under Section 403(b) Contracts are imposed in reliance upon, and in compliance with, a no-action letter issued by the Chief of the Office of Insurance Products and Legal Compliance of the Securities and Exchange Commission to the American Council of Life Insurance on November 28, 1988.

The Penn Mutual Life Insurance Company represents that the fees and charges deducted under the Individual Variable and Fixed Annuity Contract, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the Registrant.

SIGNATURES

As required by the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, the Registrant has duly caused this Pre-Effective Amendment No.1 to the Registration Statement on Form N-4 (No. 333-177543) to be signed on its behalf, by the undersigned, thereunto duly authorized in the Township of Horsham and Commonwealth of Pennsylvania, on this 6th day of February, 2012.

PENN MUTUAL VARIABLE ANNUITY ACCOUNT III
(Registrant)

By:	THE PENN MUTUAL LIFE INSURANCE COMPANY
(Depositor)

By:	/s/ Eileen C. McDonnell
Eileen C. McDonnell
President and Chief Executive Officer

As required by the Securities Act of 1933, as amended, this Pre-Effective Amendment No.1 to the Registration Statement on Form N-4 (No. 333-177543) has been signed below by the following persons, in the capacities indicated, on the 6th day of February, 2012.

Signature	Title

/s/ Eileen C. McDonnell	President and Chief Executive Officer
Eileen C. McDonnell

/s/ David O’Malley	Executive Vice President and Chief Financial Officer
David O’Malley

/s/ Robert E. Chappell	Chairman of the Board of Trustees
Robert E. Chappell

*JULIA CHANG BLOCH	Trustee

*EDWARD G. BOEHNE	Trustee

*JOAN P. CARTER	Trustee

*WILLIAM R. COOK	Trustee

*CHARISSE R. LILLIE	Trustee

*ALAN B. MILLER	Trustee

*EDMOND F. NOTEBAERT	Trustee

*ROBERT H. ROCK	Trustee

*ANTHONY M. SANTOMERO	Trustee

*By /s/ Robert E. Chappell
Robert E. Chappell, attorney-in-fact